FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Earnings Release 1st Quarter 2009, Companhia Energética de Minas Gerais – CEMIG

2.	Quarterly Financial Information for the quarter ended March 31, 2009, Companhia Energética de Minas Gerais – CEMIG

3.	Quarterly Financial Information for the quarter ended March 31, 2009, Cemig Distribuição S.A.

4.	Quarterly Financial Information for the quarter ended March 31, 2009, Cemig Geração e Transmissão S.A.

5.	Minutes of the Ordinary and Extraordinary General Meetings of Stockholders, Companhia Energética de Minas Gerais – CEMIG, April 29, 2009

6.	Market Announcement regarding Voluntary Dismissal Program, Companhia Energética de Minas Gerais – CEMIG, May 8, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  May 19, 2009

1.                                                               Earnings Release 1st Quarter 2009, Companhia Energética de Minas Gerais – CEMIG

Brazil’s Best Electricity

EARNINGS RELEASE

1Q09

Companhia Energética de Minas Gerais

“Cemig H”

(Holding Company)

Cemig’s CEO, Djalma Bastos de Morais, says:

“Our exceptional result in the first three months of 2009 reflects the success of our Long-term Strategic Plan and the strategy specified in it, which by focusing on the long-term gives Cemig an unparalleled position at this moment in the Brazilian economy, rewarding its stockholders with solid and consistent results.

We have successfully concluded two major acquisitions, which as well as adding value to the Company’s business, position Cemig as the leader in the Brazilian electricity sector.

In spite of the recent deterioration in world economic conditions we have maintained our economic and financial planning, including capital expenditure, amortizations of debt and payment of dividends.

This comfortable situation is the result of a group of strategies which range from the maintenance of a balanced portfolio of business to our financial discipline, including our electricity sales strategy, which succeeded in mitigating the lower revenue of our distribution Company arising from the revision of its tariff levels. We continued to “do our homework”, growing in all sectors in a balanced fashion, with a focus on operational excellence and reduction of expenses, mitigating risks and taking advantage of all the synergies that a Company with integrated businesses and of Cemig’s scale offers.

Finally, the results presented here show that we are on the right path, and that the decisions taken in recent years are constantly adding value to our business, making Cemig an increasingly strong, solid Company with efficient corporate management”.

Cemig’s CFO, Luiz Fernando Rolla, comments as follows:

“In the first quarter of 2009 our Company continues to report consistent, robust cash flow, as a result of our effort, in our operations, incessantly and continually to add value to our businesses.

Our adjusted Ebitda was R$ 974 million, with Ebitda margin of 38%, boosted by our policy of maintaining high levels of operational efficiency, and a level of excellence evidenced by our net Income, which when adjusted for non-recurring effects was R$ 463 million in this first quarter of 2009.

This new level of cash flow is in line with the figures estimated in our financial projections and in the Long-term Strategic Plan, reflecting the correctness of our strategy of growth via acquisitions and new projects, within the process of consolidation of the sector.

Cemig Distribution’s Tariff Review, and its non-recurring effects, are recorded in this quarter, but their impact on our result is mitigated by our portfolio of businesses – since the Cemig Group is made up of 49 companies and 10 consortia, with synergy between their operations, and is increasingly profitable, with a position of lower risk and greater stability of long-term results.

Our solid cash position of R$ 2.7 billion enables the execution of our Strategic Plan, our dividend policy and our management of debt, along with execution of planned capital expenditure, including investments associated with acquisition opportunities.

The excellent results which we now present show that we continue to add value, continuously and sustainably, to all our stockholders and stakeholders. The highlights of this quarter are on the next page.”

•                                         CEMIG – HIGHLIGHTS of 1Q09

(Thousands of Reais except where otherwise indicated)

•	Adjusted Ebitda:	R$	974 million

•	Adjusted net Income:	R$	463 million

•	Net sales revenue:	R$	2.6 billion

•	Cash position:	R$	2.7 billion

•	Volume sold in 1Q09:	14,552 GWh

•	Our stock prices: changes in the last twelve months:

	Close of 1Q09	Close of 1Q08	Change %
CMIG 4	R$ 26.10	R$ 22.21	+17.51
CMIG 3	R$ 19.36	R$ 18.99	+1.94
CIG	US$ 14.17	US$ 16.16	-12.31
CIG.C	US$ 11.00	US$ 15.71	-29.98
XCMIG	€ 11.15	€ 11.27	-1.06

•                                         Economic summary

		1Q09	1Q08	Change (%)
Energy sold*	GWh	14,552	14,018	4%
Gross revenue	R$ mn	3,727	4,203	-11%
Adjusted net revenue	R$ mn	2,580	2,693	-4%
Adjusted Ebitda	R$ mn	974	1,023	-5%
Adjusted net Income	R$ mn	463	452	2%

* Includes figures for Light S.A.

•                                         Non-recurring effects in 1Q09

Tariff Review — final figures

In March 2009, Aneel homologated the final result of the Tariff review of Cemig Distribuição, with effects backdated to April 2008.

The final figures result in an average reduction of 19.62% in the tariffs of Cemig Distribuição, compared to an average reduction, applied provisionally in April 2008, of 18.09%.

As a result of the homologation of the final Tariff Review, Aneel recalculated the amounts which, in its judgment, should have been those actually recognized in the Company’s tariff adjustment as from April 2008.

The effects in the results are related principally to reduction in the value of the “Reference Company”, used as the basis for reimbursement of the Company’s manageable costs, and also of the review by Aneel of the criterion for calculation of the reimbursement, in the tariff, of the financial regulatory assets. This resulted in discounting of the amounts which, in the

Regulator’s view, were included in excess in recording of the Company’s Tariff Adjustment in 2008

This table shows the summary of the non-recurring effects, and the adjusted results:

Net Income and Ebitda Adjusted - CEMIG Consolidated

Summary of the non-recurring effects

Valores R$ milhões	1T09	1T08	Δ%
Lucro Líquido	336	490	-31%
(a) Revisão tarifária - receíta liquida	141	(41)
(b) Revisão tarifária - despesa operacional	(14)	3
Lucro Líquido ajustado	463	452	2,5%
LAJIDA	781	1.081	-28%
(a) Revisão tarifária - receita líquida	214	(62)
(b) Revisão tarifária - despesa operacional	(21)	4
LAJIDA ajustado	974	1.023	-5%

From this point onward in the analysis below, unless otherwise indicated all references to Net revenue, Ebitda and Net Income refer to the reported figure, not the adjusted figure.

•                                         Our consolidated electricity market

Our consolidated sales in 1Q09 totaled 14,552 GWh, 4% more than in 1Q08.

This market can be separated into three segments: sales to final consumers, sales to other concession holders, and sales on the wholesale Electricity Trading Chamber (CCEE).

Sales to final consumers

Our market in sales to final consumers was 1.6% smaller in 1Q09 than in 1Q08, mainly because consumption by the industrial category of consumers was 8.3% lower – while strong growth continued in the residential and commercial consumer categories.

The lower figure directly reflects lower economic activity throughout Brazil and specifically in the State of Minas Gerais, which because it has a strong industrial base, principally in commodities and steel, showed a considerable reduction in its rate of economic growth.

This table shows the breakdown of our sales to final consumers and YoY changes from 1Q08 to 1Q09:

	MWh
Electricity volume sold	1Q09	1Q08	Δ%
Residential	2,446,236	2,236,580	9.4%
Industrial	5,593,627	6,101,503	-8.3%
Commercial	1,566,568	1,477,530	6.0%
Rural	455,518	456,423	-0.2%
Other	896,961	868,874	3.3%
Electricity sold to final consumers (MWh)	10,958,930	11,140,910	-1.6%
Own consumption	12,815	13,106	-2.2%
Supply to other concession holders	2,748,037	2,712,266	1.3%
Transactions in electricity on the CCEE	832,304	152,163	447%
TOTAL	14,552,086	14,018,445	3.8%

This chart shows electricity sales by category of consumer:

Sales to final consumers (%)

Supply to other concession holders

Due to the lower demand from industrial consumers, at the end of 2008 Cemig began to give priority to sales in the regulated market – where sales to other electricity distributors are made.

This is reflected by the 1.3% increase in wholesale supply to other concession holders, with a total value of 2,748 GWh in 1Q09. This selling strategy, allied to good selling prices, enabled the Cemig Group to mitigate part of the adverse effects produced by the reduction in demand from industry.

Sales on the CCEE (Electricity Trading Chamber)

In view of the reduction in the demand for electricity from its free consumers, sending reallocated the electricity in the short-term market, through sales on the CCEE, that increased to, due to the higher assured energy in the quarter according the criteria of the interconnected operation of the Hydro Power Plants.

In the first quarter of 2009 these sales totaled 832,304 MWh, 447% more than in 1Q08.

•                                        Electricity market: Distribution

Cemig D

The electricity market of Cemig Distribution (“Cemig D”) showed a substantial increase, of 4.68%, in 1Q09, due to a strong increase in consumption by the residential and commercial consumer categories.

Towards the end of 2008 consumption by industry began to fall significantly, and it was nearly 21% lower in 1Q09 than in 4Q08 – though only 3.43% lower in 1Q09 than in 1Q08.

The table shows Cemig D’s sales by consumer category:

	MWh
Electricity sales – Cemig D	1Q09	1Q08	Δ%
Residential	1,905	1,730	10.12
Industrial	1,183	1,225	-3.43
Commercial	1,160	1,085	6.91
Rural	452	453	-0.22
Other	707	673	5.05
TOTAL	5,408	5,166	4.68

Cemig D – Breakdown of sales by consumer type (%)

RME – LIGHT

The table below shows the sales of Light SESA, a distribution Company operating in Rio de Janeiro State and controlled by Rio Minas Energia (RME), in which Cemig holds a 25% interest.

Light’s sales (of which Cemig consolidates 25%, representing its holding in RME), at 1,251 GWh, were 4% higher in 1Q09 than 1Q08. The fall in consumption by industry was offset by growth in the residential and commercial categories.

The main reason for the higher volume sold was climatic – higher average temperature, increasing the demand by the residential sector, in spite of interruption of billing of Energia Plus, which is a package offered to large clients with their own generation capacity during peak consumption hours.

	MWh
Electricity sales – Light	1Q09	1Q08	Δ%
Residential	541	507	7%
Industrial	108	113	-4%
Commercial	396	383	3%
Other	206	202	2%
TOTAL	1,251	1,205	4%

For more details on Light’s sales see:

http://www.mzweb.com.br/light/web/arquivos/Light_Press_Release_1T09_eng.pdf

•             The electricity market: Generation

Cemig GT

Cemig sold 7,923 GWh in 1Q09, 4.1% more than in 1Q08 (7,610 GWh).

The increase in the sales volume figure reflects reallocation of sales from the free market to the regulated market and on the CCEE. This strategy enabled the Company to mitigate the effects of the decrease in the rate of growth of the economy of Brazil, and of the State of Minas Gerais.

With this successful strategy Cemig GT achieved net revenue 7% higher in 1209 than in 1Q08. It is important to note that the Company seeks at all times to minimize the risk related to the sale of energy, seeking contracts for the long term and with low flexibility (high “Take or Pay”) – this creates greater predictability and less dependence by the Company on the performance of the market in the short-term.

This table gives the breakdown of Cemig GT’s sales by volume:

	MWh
Sales of Cemig GT	1Q09	1Q08	Δ%
Free consumers	4.137	4,493	-7.92
Wholesale supply	3,013	2,980	+1,11
TOTAL	7,923	7,610	+3,7

Independent power producers

Cemig is a partner in eight Independent Power Producers, whose sales in 1Q09 were 13% lower year-on-year, reflecting the reduction in sales to the commercial consumer category. This reduction was partly attenuated by the start up of the Cachoeirão plant, which added 8 GWh in independent generation sales.

	GWh
Independent Generation – sales	1Q09	1Q08	Δ%
Horizontes	16	22	-27
Ipatinga	44	84	-48
Sá Carvalho	110	118	-7
Barreiro	23	25	-8
Cemig PCH S.A	29	32	-9
Rosal	55	55	0
Capim Branco	122	131	-7
Cachoeirão	8	—	—
Sales on the CCEE	26	6	+333
TOTAL	433	473	-8%

•             Consolidated operational revenue

R$ million	1Q09	1Q08	Δ%
Sales to final consumers	3,041	3,257	-7
TUSD	274	309	-11
Effect of the Definitive Tariff Adjustment	(265)	—	—
Subtotal	3,050	3,566	-14
Wholesale sales, and transactions on CEEE	360	319	13
Revenue for use of the transmission grid	179	172	4
Retail supply of gas	72	92	-22
Others	66	54	22
Subtotal	3,727	4,203	-11
Deductions	(1,361)	(1,448)	-6
Net sales revenue	2,366	2,755	-14

Gross revenue from supply of electricity

Final consumers

Gross revenue from supply of electricity in 1Q09 was R$ 3,136,503, 12.27% less than the revenue of R$ 3,575,243 in 1Q08.

This increase was basically due to the following factors:

•                  Tariff readjustment of Cemig Distribution (Cemig D), with an average reduction of 12.24% in consumer tariffs, starting from April 8, 2008.

•                  Volume of energy invoiced to final consumers 1.6% lower (this excludes Cemig’s own internal consumption).

•                  Regulatory liabilities arising from the Company’s Tariff Review, backdated to 2009, representing reduction of R$ 213,803 in gross revenue.

•                  Contractual increases in average tariff charged by Cemig GT due to contractual increases (mainly indexed to IGP-M inflation index).

Supply to other concession holders

Revenues from energy sold to other concession holders, “bilateral contracts”, and sales in the wholesale energy market (CCEE) totaled R$ 359,504 in 1Q09, 12.82% more than in 1Q08 (R$ 318,649). This is basically due to sales, in these markets, of part of the electricity previously sold to industrial consumers – reflecting the reduction in these consumers’ demand as a result of the impact of the recession on industry.

Revenue from use of the network

Revenue from use of the network was 6.13%, or R$ 29,500, lower year-on-year in 1Q09, at R$ 452,092, compared to R$ 481,592 in 1Q08. This revenue comes mainly from charges to free consumers on electricity sold by other agents of the electricity sector, and was lower due to lower volume of transport of electricity to these free consumers, reflecting the effect of the recession on Brazilian manufacturing output.

A breakdown of the balance is in Explanatory Note 25 to the Consolidated Quarterly Information.

•             Ebitda

Adjusted Ebitda in the first 3 months of 2009 was R$ 974 million, 4.79% less than in 1Q08 (R$ 1,023 million).

Cemig’s recorded Ebitda in 1Q09 was R$ 780,684, 27.81% lower than in 1Q08, which posted Ebitda of R$ 1,081,448.

As part of the tariff review of Cemig D, Aneel included in the tariff to be applied as from April 8, 2009 certain financial items relating to previous business years which resulted in the recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be applied in the period April 8, 2009 to April 7, 2010.

The financial items mentioned relate principally to reduction of the costs of the “Reference Company” used by Aneel in calculating reimbursement to the Company of its controllable costs, with effect backdated to April 2008. Recognition of this non-recurring item results in a negative contribution of R$ 192,816 to Ebitda.

In the previous period the company also made non-recurring adjustments relating to the tariff review, but they had positive effect in the income statement.

This table shows these non-recurring adjustments:

	1Q09	1Q08	Change, % %
Net Income	336,242	490,280	(31.42)
+ Provision for current and deferred income tax and Social Contribution	187,999	276,097	(31.91)
+ Employees’ and managers’ shares in results	27,424	22,058	24.33
+ Financial revenues (expenses)	37,757	79,112	(52.27)
+ Depreciation and amortization	171,042	201,481	(15.11)
+ Minority interests	20,220	12,420	62.80
EBITDA	780,684	1,081,448	(27.81)
Non-recurring items:
- Tariff review – Net revenue	213,803	(62,464)	—
+ Tariff review – Operational expense	(20,987)	4,330	—
= ADJUSTED EBITDA	973,500	1,023,314	(4.87)

(Method of calculation not reviewed by our external auditors.)

•             Net Income

Adjusted net Income in 1Q08 was R$ 463 million, 2.5% higher than in 1Q08 (R$ 452 million).

Cemig reported a recorded 1Q09 net Income of R$ 336,242, which is 31.42% lower than its 1Q08 net Income of R$ 490,280.

This lower Income reflects, mainly, extraordinary adjustments in the first quarter of 2009 as a result of the definitive value decided by Aneel for the Company’s Tariff Review, which had a negative impact of R$ 127 million on the result. An extraordinary positive adjustment, of R$ 38 million, was made to the income statement of 1Q08, also related to the tariff review.

•             Deductions from operational revenues

Deductions from operational revenues in 1Q08 totaled R$ 1,360,541, 6.07% less than in 1Q08 (R$ 1,448,478).

Main year-on-year variations in the deductions from revenue:

Fuel Consumption Account – CCC

The deduction from revenue for the CCC was R$ 122.62 million in 1Q09, compared to R$ 77.23 million in 1Q08, i. e. 58.78% higher. This refers to the operational costs of thermal plants in the Brazilian grid and isolated systems, split pro-rata between electricity concession holders by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the Company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 93,462 in 1Q09, 4.03% lower than in 1Q08 (R$ 97,387). The payments are specified by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the Company merely passes through the charge since the CCC is charged to free consumer on the invoice for the use of the grid and passed on to Eletrobrás.

The other deductions from revenue are for taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue. It should be noted that the taxes applicable to the extraordinary adjustments mentioned above, and deducted from revenue in 2009, have not been calculated.

•             Non-controllable costs

Differences between the non-controllable costs assumed in calculating tariff adjustments, and disbursements actually made, are recorded in an account known as the CVA (cost variation account), and their total is offset in subsequent tariff adjustments. CVA amounts are registered in Current and Non-current assets. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue. Further information is given in Explanatory note No. 8 to the Quarterly Information.

As from March 2008 the Company began to receive, in the tariff, the amounts posted in assets under “Portion A”. The portion of the non-controllable costs which were actually received in the tariff is transferred to Operational expenses.

•             Operational costs and expenses

(excluding Financial revenue/expenses)

Operational costs and expenses (excluding net financial revenue (expenses)) totaled R$ 1,756,680 in 1Q09, 6.30% less than in 1Q08 (R$ 1,874,692). This result basically reflects lower costs of purchase of electricity, post-employment benefits and depreciation. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

The main year-on-year variations in expenses are:

Personnel expenses

Personnel expenses totaled R$ 298.02 million in 1Q09, 4.80% higher than in 1Q08 (R$ 284.36 million). The total reflects these factors:

•                  Salary adjustment of 7.26% given to the employees of the holding Company, of Cemig D and Cemig GT in November 2008.

•                  Provision for the Voluntary Dismissal Program (PPD), in the amount of R$ 6.11 million, in 1Q08, compared to a reversal of provision, of R$ 2.22 million, in 1Q09.

•                  Higher transfer of costs from personnel expenses to works in progress (R$ 25.86 million in 1Q09, vs. R$ 19.19 million in 1Q08) due to the higher capital expenditure program in 2009.

Further information on the composition of personnel expenses is given in Explanatory Note 28 to the Quarterly Information.

Electricity bought for resale

Expenses on electricity purchased for resale totaled R$ 671.84 million in 1Q09, 7.38% less than in 1Q07 (R$ 725,366). This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 1Q09 was R$ 204.19 million in 1Q09, 18.49% more than in 1Q08 (R$ 172.32 million).

These charges are payable by distribution and generation agents for use of the facilities and components of the national grid, and are set by Aneel resolution. This is a non-controllable cost, with the deduction from revenue recorded corresponding to the value effectively passed through to the tariff.

Depreciation and amortization

Expense on depreciation and amortization was 15.11% lower, at R$ 171,042, in 1Q09, than in 1Q08 (R$ 201,481). This result is substantially due to the depreciation applied to the “Special Obligations” as from April 2008, the start of the second Tariff Review Cycle.

Post-employment obligations

Expenses on post-employment obligations were 44.89% lower, at R$ 33.987 million, in 1Q09, than in 1Q08 (R$ 61.668 million). These expenses basically represent interest on the actuarial liabilities of the Company, net of the expected return on pension plan assets, as estimated by an external actuary. The reduction in this expense reflects the reduction in the updated value of the obligations recorded, as a result of the increase in the interest rate used to discount these obligations to present value.

Operational provisions

Operational provisions in 1Q09 totaled R$ 53,487, 44.49% less than in 1Q08 (R$ 96,353). The difference reflects a lower provision for doubtful receivables and litigation contingencies in 2009. See more information in Expansion in its 22 and 28 of the Consolidated Quarterly Information.

Gas purchased for resale

The cost of gas purchased for resale was R$ 39.314 million in 1Q09, 26.41% lower than in 1Q08 (R$ 53.420 million). This reflects lower purchases of gas in 2009, in turn reflecting the effect of the recession on industry.

Outsourced services

Expenses on outsourced services in 1Q09 were R$ 160.66 million, 10.99% higher than in 1Q08 (R$ 144.75 million). The difference mainly reflects higher expenditure on maintenance and conservation of electricity facilities and increases in service provision contracts.

•                                         Financial revenues (expenses)

The Company posted net financial expenses of R$ 37.76 million for 1Q09, which compares with net financial expenses of R$ 79.11 million in 1Q08. The main factors affecting net financial revenues (expenses) were:

•                  Revenue from cash investments was 23.24% higher in 1Q09, due to a higher volume of cash invested. In 1Q09 this revenue was R$ 66.38 million, compared to R$ 53.86 million in 1Q08.

•                  Revenue from penalty payments on electricity invoices in arrears in 1Q09, at R$ 27.51 million, was R$ 23.20 million less than in 1Q08 (R$ 50.708 million). This difference is mainly due to higher revenue in Cemig D in 1Q08, on settlement of accounts of large industrial consumers for previous years, in which the value of the principal was considerably less than the amount added in payments for arrears.

•                  Revenue from monetary updating on the General Agreement for the Electricity Sector 65.83% lower, at R$ 15,446 in 1Q09, compared to R$ 45,206 in 1Q08 — reflecting the lower value of the regulatory assets in 2009, due to the values of the principal regulatory assets previously constituted having been amortized.

•                  Revenue from monetary updating and interest on the Deferred Tariff Adjustment 93.14% lower, at R$ 1.78 million, in 1Q09, than in 1Q08 (R$ 25.90 million), due to the reduction of the asset by receipt of amounts receivable, in electricity invoices. For more information please see Explanatory Note 11 to the Consolidated Quarterly Information (ITR).

•                  Lower Monetary adjustment on loans and financings, at R$ 3.82 million in 1Q09 compared with R$ 24.02 million in 1Q08 – reflecting higher variation in inflation indices in 1Q09 than in 1Q08.

•                  Reversal of a provision of R$ 8.72 million for losses on “free energy”, which compares with a provision of R$ 15.99 million made in 1Q08 – this results from an adjustment in the estimate for receipt of amounts from distributors.

For a breakdown of financial revenues and expenses, see Explanatory Note 29 to the Consolidated Quarterly Information.

—                                   Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution tax in 1Q09 totaled R$ 187,999, on Income of R$ 571,885, before tax effects, a percentage of 32.87%. In 1Q08, the Company posted expenses on income tax and Social Contribution of R$ 276,097 million, 34.48% of the pre-tax Income of R$ 800,855. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information.

•                                         Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. Future outcomes may differ materially from those expressed or implicit in such statements.

•                                         CONTACT:

Investor Relations	ri@cemig.com.br
Tel. +55-31-3506-5024 Fax +55-31-3506-5025

CEMIG GT — Tables I to III

Chart I

Operating Revenues (consolidated) - CEMIG GT

Values in million of Reais

	1st Q. 2009	1st Q. 2008	2008
Sales to end consumers	412	429	1,934
Supply	357	292	1,220
Revenues from Trans. Network + Transactions in the CCEE	151	150	617
Others	6	7	30
Subtotal	926	878	3,801
Deductions	(194)	(195)	(853)
Net Revenues	732	683	2,948

Chart II

Operating Expenses (consolidated) - CEMIG GT

Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Personnel/Administrators/Councillors	69	64	260
Depreciation and Amortization	56	56	224
Charges for Use of Basic Transmission Network	72	64	272
Contracted Services	24	17	114
Forluz — Post-Retirement Employee Benefits	7	12	48
Materials	3	3	17
Royalties	35	31	127
Operating Provisions	—	—	1
Other Expenses	14	25	102
Purchased Energy	27	(9)	83
Raw material for production	—	22	83
Total	307	285	1,331

Chart III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Net Revenue	732	683	2,948
Operating Expenses	(307)	(285)	(1,248)
EBIT	425	398	1,700
EBITDA	481	454	1,924
Financial Result	(50)	(80)	(245)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(137)	(107)	(383)
Employee Participation	(6)	(5)	(86)
Net Income	232	206	986

CEMIG D - Tables I to IV

Chart I

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q06	4,856	4,053	8,909	17.4
2Q06	4,986	4,207	9,193	17.8
3Q06	5,069	4,286	9,355	18.1
4Q06	5,059	4,194	9,253	18.2
1Q07	4,912	4,128	9,040	18.5
2Q07	5,267	4,438	9,705	19.1
3Q07	5,165	4,516	9,681	19.8
4Q07	5,350	4,457	9,807	20.0
1Q08	5,175	4,082	9,257	20.5
2Q08	5,494	4,364	9,858	20.5
3Q08	5,766	4,597	10,363	21.2
4Q08	5,823	4,368	10,191	21.4
1Q09	5,408	3,269	8,677	20.6

1.                         Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

2.                         Total electricity distributed

3.                         Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Chart II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	1st Q. 2009	1st Q. 2008	2008
Sales to end consumers	1,803	2,338	8,547
TUSD	262	315	1,397
Subtotal	2,065	2,653	9,944
Others	32	23	80
Subtotal	2,097	2,676	10,024
Deductions	(911)	(1,028)	(3,877)
Net Revenues	1,186	1,648	6,147

Chart III

Operating Expenses (consolidated) - CEMIG D
Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Purchased Energy	506	578	2,417
Personnel/Administrators/Councillors	201	195	748
Depreciation and Amortization	81	110	354
Charges for Use of Basic Transmission Network	120	120	459
Contracted Services	105	100	426
Forluz - Post-Retirement Employee Benefits	23	36	149
Materials	21	22	80
Operating Provisions	16	37	88
Other Expenses	28	32	173
Total	1,101	1,230	4,894

Chart IV

Statement of Results (Consolidated) - CEMIG D

Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Net Revenue	1,186	1,648	6,147
Operating Expenses	(1,101)	(1,230)	(4,894)
EBIT	85	418	1,253
EBITDA	166	528	1,606
Financial Result	(8)	11	(7)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(18)	(142)	(274)
Employee Participation	(19)	(16)	(263)
Net Income	40	271	709

Cemig consolidated - Tables I to XII

Chart I

Energy Sales (Consolidated)

	Ner. of consumers		MWh		R$ thousand
	1st Quarter		1st Quarter		1st Quarter
	2009	2008	2009	2008	2009	2008
Residential	9,108,642	8,815,400	2,446,236	2,236,580	1,072,401	1,149,276
Industrial	86,506	86,349	5,593,627	6,101,503	869,588	891,848
Commercial	852,082	832,761	1,566,568	1,477,530	636,899	667,921
Rural	535,560	569,093	455,518	456,423	96,987	137,545
Others	77,338	73,496	896,981	868,874	261,082	269,672
Electricity sold to final consumers	10,660,128	10,377,099	10,958,930	11,140,910	2,936,957	3,116,262
Own Consumption	1,168	1,151	12,815	13,106	—	—
Low-Income Consumers Subsidy	—	—	—	—	144,203	41,142
Unbilled Supply, Net	—	—	—	—	(39,536)	99,190
Supply	82	82	2,748,037	2,712,266	270,055	294,355
Transactions on the CCEE	—	—	832,304	152,163	89,449	24,294
Final result of CEMIG D second tariff review	—	—	—	—	(264,625)	—
TOTAL	10,661,378	10,378,332	14,552,086	14,018,445	3,136,503	3,575,243

Chart II

Sales per Company

Cemig Distribution

1st Quarter 2009 Sales	GWh
Industrial	1,905
Residencial	1,183
Rural	1,160
Commercial	452
Others	707
Sub total	5,408
Wholesale supply	—
Total	5,408

Independent Generation

1st Quarter 2009 Sales	GWh
Horizontes	16
Ipatinga	44
Sá Carvalho	110
Barreiro	23
CEMIG PCH S.A	29
Rosal	55
Capim Branco	8
Total	433

Cemig Consolidated by Company

1st Quarter 2009 Sales	GWh	Participação
Cemig Distribution	5,408	37%
Cemig GT	7,923	54%
Wholesale Cemig Group	1,564	11%
Wholesale Light Group	433	3%
Independent Generation	(665)	-5%
RME	(82)	-1%
Total	14,581	100%

Cemig GT

1st Quarter 2009 Sales	GWh
Free Consumers	4,137
Wholesale supply	3,013
Regulated Market (CCEAR)	2,354
Regulated Market (CCEAR) - Cemig Group	303
Sales to Trading Companies	356
CCEE (Spot)	773
Total	7,923

RME (25%)

1st Quarter 2009 Sales	GWh
Industrial	108
Residential	541
Commercial	396
Rural	3
Others	203
Wholesale supply	281
CCEE (Spot)	32
Total	1,564

Chart III

Operating Revenues (consolidated)
Values in million of Reais

	1st Q. 2009	1st Q. 2008	2008
Sales to end consumers	3,041	3,257	12,526
TUSD	274	309	1,432
	(265)	—	—
Subtotal	3,050	3,566	13,958
Supply + Transactions in the CCEE	360	319	1,159
Revenues from Trans. Network	179	172	719
Gas Supply	72	92	385
Others	66	54	267
Subtotal	3,727	4,203	16,488
Deductions	(1,361)	(1,448)	(5,598)
Net Revenues	2,366	2,755	10,890

Chart IV

Operating Expenses (consolidated)
Values in R$ million

	1st Q. 2009	1st Q. 2008	2008
Purchased Energy	672	725	2,960
Personnel/Administrators/Councillors	298	284	1,105
Depreciation and Amortization	171	201	715
Charges for Use of Basic Transmission Network	204	173	724
Contracted Services	161	145	676
Forluz — Post-Retirement Employee Benefits	34	62	264
Materials	26	48	105
Royalties	36	34	131
Gas Purchased for Resale	39	54	229
Operating Provisions	54	96	206
Raw material for production	—	—	70
Other Expenses	62	1,875	321
Total	1,757	986	7,506

Chart V

Financial Result Breakdown
Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Financial Revenues	209	248	1,094
Income from Investments	66	54	293
Fines on Energy Accounts	28	51	169
CRC Contract/State (interest + monetary variation)	40	39	154
Monetary variation of Extraordinary Tariff Recomposition and RTD	28	78	231
Exchange Rate Variations	21	3	13
PASEP/COFINS	(1)	(4)	(45)
Financial Compensation RME	—	—	83
Adjustment to Present Value	1	—	18
Derivatives	1	7	31
Others	25	20	147
Financial Expenses	(247)	(327)	(1,188)
Charges on Loans and Financing	(200)	(195)	(852)
Monetary variation of Extraordinary Tariff Recomposition	(3)	(17)	(37)
Exchange Rate Variations	2	(10)	(135)
Monetary Variarion Liabilities - Loans and Financing	(4)	(24)	(92)
CPMF	—	(5)	(4)
Provision for Losses from Tariff Recomposition	9	(16)	(25)
Reversal of provision for PIS and Cofins taxes	(2)	—	108
Losses from Derivatives	(21)	(12)	—
Other	(28)	(48)	(151)
Financial Result	(38)	(79)	(94)

Chart VI

Statement of Results (Consolidated)
Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Net Revenue	2,366	2,755	10,890
Operating Expenses	(1,757)	(1,875)	(7,506)
EBIT	609	880	3,384
EBITDA	780	1,081	4,099
Financial Result	(38)	(79)	(94)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(188)	(276)	(914)
Employee Participation	(27)	(22)	(370)
Minority Shareholders	(20)	(13)	(119)
Net Income	336	490	1,887

Chart VII

Statement of Results (Consolidated) - per Company
Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	1st Q. 2009	1st Q. 2008	1st Q. 2009	1st Q. 2008	1st Q. 2009	1st Q. 2008
Net Revenue	2,366	2,755	1,186	1,648	732	683
Operating Expenses	(1,757)	(1,875)	(1,101)	(1,230)	(307)	(285)
EBIT	609	880	85	418	425	398
EBITDA	780	1,081	166	528	481	454
Financial Result	(38)	(79)	(8)	11	(50)	(80)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(188)	(276)	(18)	(142)	(137)	(107)
Employee Participation	(27)	(22)	(19)	(16)	—	—
Minority Shareholders	(20)	(13)	—	—	232	206
Net Income	336	490	40	271	232	206

Chart VIII

Related party transactions
Values in millions of reais

	State of Minas Gerais Government
	1st Q. 2009	2008
ASSETS
Current Assets
Customers and distributors	2	2
Tax Recoverable -	—	—
State VAT recoverable	172	165
Noncurrent assets	—	—
Accounts receivable from Minas Gerais State Government	1,701	1,801
Tax Recoverable -	80	79
VAT recoverable	—	—
Customers and distributors	10	17
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	—	—
Taxes, fees and charges	—	—
VAT - ICMS payable	287	281
Interest on capital and Dividends	—	—
Debentures	34	33
Credit Receivables Fund (FDIC)	951	990
Financing	10	20

Chart IX

Share Ownership

Number of shares as of march 31, 2009

Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	110,540,576	51	—	—	110,540,576	22
Southern Electric Brasil Part. Ltda.	71,506,613	33	—	—	71,506,613	14
Other:	—	—	—	—	—	—
Local	22,339,967	10	81,593,702	29	103,933,669	21
Foreigners	12,536,238	6	197,784,417	71	210,320,655	42
Total	216,923,394	100	279,378,119	100	496,301,513	100

*  Southern Electric Brasil Participações Ltda

Chart X

BALANCE SHEETS (CONSOLIDATED)
ASSETS

Values in millions of reais

	1st Q. 2009	2008
CURRENT ASSETS	7,995	7,677
Cash and Cash Equivalents	2,706	2,284
Consumers and Distributors	2,155	2,042
Consumers — Rate Adjustment	303	329
Dealership - Energy Transportation	414	463
Dealers - Transactions on the MAE	16	15
Tax Recoverable	980	844
Materials and Supplies	37	36
Prepaid Expenses - CVA	579	779
Tax Credits	297	189
Regulatory Assets	—	46
Deferred Tariff Adjustment	15	133
Other	493	517
NONCURRENT ASSETS	4,298	3,956
Account Receivable from Minas Gerais State Government	1,771	1,801
Consumers — Rate Adjustment	165	219
Prepaid Expenses - CVA	666	297
Tax Credits	702	748
Dealers - Transactions on the MAE	11	4
Recoverable Taxes	285	272
Escrow Account re: Lawsuits	439	382
Consumers and Distributors	85	90
Other Receivables; Regulatory Assets; Deferred Tariff Adjustment	174	143
	12,834	12,708
Investments	1,144	1,150
Property, Plant and Equipment	11,083	10,954
Intangible	607	604
TOTAL ASSETS	25,127	24,341

Chart XI

BALANCE SHEETS (CONSOLIDATED)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Values in millions of reais

	1st Q. 2009	2008
CURRENT LIABILITIES	5,692	5,808
Suppliers	824	892
Taxes payable	810	627
Loan, Financing and Debentures	1,348	1,280
Payroll, related charges and employee participation	253	411
Interest on capital and dividends	960	960
Employee post-retirement benefits	101	83
Regulatory charges	425	488
Other Obligations - Provision for losses on financial instruments	559	578
Regulatory Liabilities - CVA	412	489
NON CURRENT LIABILITIES	9,384	8,839
Loan, Financing and Debentures	6,230	6,064
Employee post-retirement benefits	1,363	1,397
Taxes and social charges	445	372
Reserve for contingencies	691	662
Other	195	187
Prepaid expenses - CVA	460	157
PARTICIPATION IN ASSOCIATE COMPANIES	363	342
SHAREHOLDERS’ EQUITY	9,688	9,352
Registered Capital	2,482	2,482
Capital reserves	3,983	3,983
Income reserves	2,860	2,860
Acumulated Income	336	—
Funds for capital increase	27	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,127	24,341

Chart XII

Cash Flow Statement (consolidated)
Values in million of Reais

	1st Q. 2009	1st Q. 2008
Cash at start of period	2,284	2,066
Cash from operations	638	633
Net income	336	490
Depreciation and amortization	171	201
Suppliers	67	188
Deferred Tariff Adjustment	119	100
Other adjustments	(55)	(346)
Financing activity	76	(94)
Financing obtained	192	21
Payment of loans and financing	(116)	(115)
Investment activity	(292)	(146)
Investments outside the concession area	22	(12)
Investments in the concession area	(337)	(107)
Special obligations - consumer contributions	23	(27)
Cash at the end of period	2,706	2,459

2.                                       Quarterly Financial Information for the quarter ended March 31, 2009, Companhia Energética de Minas Gerais – CEMIG

BALANCE SHEETS

AT MARCH 31, 2009 AND DECEMBER 31, 2008

ASSETS

R$ ’000

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
CURRENT
Cash and cash equivalents (Note 3)	2,705,591	2,283,937	214,415	256,906
Consumers and traders (Note 4)	2,155,330	2,042,157	—	—
Extraordinary Tariff Recomposition, and Portion “A” (Note 6)	302,636	329,350	—	—
Concession holders — transport of energy	414,102	463,165	—	—
Taxes subject to offsetting (Note 9)	980,422	843,849	5,191	11,573
Anticipated expenses — CVA (Note 8)	579,414	778,545	—	—
Traders — Transactions in Free Energy (Note 7)	16,115	15,076	—	—
Tax credits (Note 10)	297,298	188,792	41,899	18,381
Dividends receivable	—	—	1,436,468	1,436,822
Regulatory asset — PIS, Pasep, Cofins (Note 13)	—	46,240	—	—
Deferred Tariff Adjustment (Note 11)	14,644	133,423	—	—
Inventories	36,817	35,830	17	17
Other credits	492,655	517,158	19,804	21,582
TOTAL, CURRENT	7,995,024	7,677,522	1,717,794	1,745,281

NONCURRENT
Noncurrent assets
Accounts receivable from Minas Gerais State govt. (Note 12)	1,770,926	1,800,873	—	—
Regulatory asset — PIS, Pasep, Cofins (Note 13)	46,240	—	—	—
Credit Receivables Fund (Note 12)	—	—	820,008	810,593
Extraordinary Tariff Recomposition, and Portion “A” (Note 6)	165,296	218,688	—	—
ANTICIPATED EXPENSES — CVA (Note 8)	666,496	296,762	—	—
Tax credits (Note 10)	701,843	748,014	128,706	145,976
Traders — Transactions in Free Energy (Note 7)	10,640	4,107	—	—
Taxes subject to offsetting (Note 9)	284,935	272,052	189,477	174,109
Deposits linked to legal actions	438,834	382,176	88,946	87,831
Consumers and traders (Note 4)	84,781	90,529	—	—
Other credits	128,412	142,795	72,593	64,866
	4,298,403	3,955,996	1,299,730	1,283,375

Investments (Note 14)	1.147.818	1,149,986	8,210,890	7,861,251
Property, plant and equipment (Note 15)	11,082,829	10,953,527	2,007	2,034
Intangible (Note 16)	602.813	604,437	2,247	2,543
TOTAL, NONCURRENT	17.085.863	16,663,946	9,514,874	9,149,203
TOTAL ASSETS	25,126,887	24,341,468	11,232,668	10,894,484

The Explanatory Notes are an integral part of the financial statements.

BALANCE SHEETS

AT MARCH 31, 2009 AND DECEMBER 31, 2008

LIABILITIES

R$ ’000

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
CURRENT
Suppliers (Note 17)	824,407	891,821	3,212	7,134
Regulatory charges (Note 20)	425,344	488,835	—	—
Profit shares	39,472	116,955	1,490	4,502
Taxes, charges and contributions (Note 18)	810,128	627,333	20,731	31,990
Interest on Equity and dividends payable	960,129	960,129	960,129	960,129
Loans and financings (Note 19)	912,515	881,880	9,417	6,740
Debentures (Note 19)	434,864	398,268	—	—
Salaries and mandatory charges on payroll	214,508	293,894	11,980	16,117
Regulatory liabilities — CVA (Note 8)	146,776	488,284	—	—
Regulatory liabilities — Tariff Review	264,626	—	—	—
Post-employment obligations (Note 21)	100,514	83,097	4,016	3,907
Provision for losses on financial instruments (Note 31)	120,048	98,628	—	—
Debt to related parties (Note 30)	—	—	10,406	10,003
Other obligations	438,896	478,947	18,903	20,623
TOTAL, CURRENT	5,692,227	5,808,071	1,040,284	1,061,145

NONCURRENT
Regulatory Liabilities — CVA (Note 8)	459,537	156,883	—	—
Loans and financings (Note 19)	4,991,326	4,824,307	73,587	73,587
Debentures (Note 19)	1,238,430	1,240,283	—	—
Taxes, charges and contributions (Note 18)	444,684	371,385	—	—
Contingency provisions (Note 22)	690,570	661,935	378,886	355,153
Post-employment obligations (Note 21)	1,364,171	1,396,704	52,005	52,935
Other obligations	195.192	187.450	30	30
TOTAL, NONCURRENT	9,383,910	8,838,947	504,508	481,705

INTEREST OF NON-CONTROLLING STOCKHOLDERS	362,874	342,816	—	—

STOCKHOLDERS’ EQUITY (Note 23)
Registered capital	2,481,508	2,481,508	2,481,508	2,481,508
Capital reserves	3,983,021	3,983,021	3,983,021	3,983,021
Capital reserves	2,859,920	2,859,920	2,859,920	2,859,920
Accumulated Conversion Adjustment	61	61	61	61
Retained earnings	336,242	—	336,242	—
Funds allocated to increase of capital	27,124	27,124	27,124	27,124
TOTAL STOCKHOLDERS’ EQUITY	9,687,876	9,351,634	9,687,876	9,351,634
TOTAL LIABILITIES	25,126,887	24,341,468	11,232,668	10,894,484

The Explanatory Notes are an integral part of the financial statements.

INCOME STATEMENTS

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

(In R$ ’000, except profit per share)

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
OPERATIONAL REVENUE
Gross supply of electricity (Note 24)	3,136,503	3,575,243	—	—
Revenue for use of the network — Free Consumers (Note 25)	452,092	481,592	—	—
Other operational revenues (Note 26)	138,268	146,302	84	97
	3,726,863	4,203,137	84	97
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 27)	(1,360,541)	(1,448,478)	—	—
NET OPERATIONAL REVENUE	2,366,322	2,754,659	84	97

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS (Note 28)
Energy purchased for resale	(671,842)	(725,366)	—	—
Charges for the use of the basic transmission grid	(204,191)	(172,324)	—	—
Gas purchased for resale	(39,314)	(53,420)	—	—
	(915,347)	(951,110)	—	—
COST OF OPERATION (Note 28)
Personnel and managers	(259,691)	(245,204)	—	—
Private Pension Plan entity	(28,778)	(53,499)	—	—
Materials	(26,117)	(25,214)	—	—
Raw materials and inputs for production	—	(21,785)	—	—
Outsourced services	(134,732)	(117,655)	—	—
Depreciation and amortization	(165,959)	(178,427)	—	—
Operational provisions	(1,735)	(8,116)	—	—
Financial compensation for use of water resources	(36,218)	(33,786)	—	—
Other	(22,605)	(22,020)	—	—
	(675,835)	(705,706)	—	—

TOTAL COST	(1,591,182)	(1,656,816)	—	—

GROSS PROFIT	775,140	1,097,843	84	97

OPERATIONAL COST (Note 28)
Selling expenses	(41,661)	(54,672)	—	—
General and administrative expenses	(106,276)	(126,159)	(37,467)	(48,730)
Other operational expenses	(17,561)	(37,045)	(2,972)	(1,514)
	(165,498)	(217,876)	(40,439)	(50,244)

Operational profit before equity gains and financial revenues (exp.)	609,642	879,967	(40,355)	(50,147)
Equity gain (loss) from subsidiaries		—	359,737	539,864
Net financial revenue (expenses) (Note 29)	(37,757)	(79,112)	11,839	(4,596)

Profit before taxes and stockholdings	571,885	800,855	331,221	485,121

Income tax and Social Contribution tax (Note 10)	(270,497)	(331,130)	(1,541)	(8,549)
Income tax and Social Contribution — deferred (Note 10)	82,498	55,033	7,464	14,479
Employees’ and managers’ shares in results	(27,424)	(22,058)	(902)	(771)
Minority interests	(20,220)	(12,420)	—	—
NET PROFIT FOR THE PERIOD	336,242	490,280	336,242	490,280
NET PROFIT PER SHARE — R$			0.68	1.01

The Explanatory Notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

R$ ’000

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
FROM OPERATIONS
Net profit for the year	336,242	490,280	336,242	490,280
Expenses (revenues) not affecting Cash and equivalents
Depreciation and amortization	171,042	201,481	46	74
Net write-offs of fixed assets	5,119	4,925	—	8
Equity gain from subsidiaries	—	—	(359,737)	(539,864)
Interest and monetary variations — Noncurrent	(32,213)	17,034	(9,415)	(15,602)
Deferred federal taxes	(82,536)	(55,033)	(7,464)	(14,479)
Provisions for operational losses	65,772	118,844	31,197	64,802
Provision for losses on financial instruments	20,723	5,001	—	—
Provisions for losses in recovery of Extraordinary Tariff Recomposition amounts	—	15,987	—	4,357
Post-employment obligations	33,987	61,668	1,417	2,796
Minority interests	20,220	12,420	—	—
Other	(8,700)	3,897	—	—
	529,656	876,504	(7,714)	(7,628)
(Increase) reduction of assets
Consumers and traders	(144,062)	(93,981)	—	—
Extraordinary Tariff Recomposition — short term	62,460	95,251	—	—
Amortization of accounts receivable from Minas Gerais State Govt.	69,953	63,151	—	—
Traders — transactions on CCEE	2,107	13,521	—	—
Deferred tax credits	85,325	(25,245)	(6,248)	(15,570)
Taxes subject to offsetting	(149,456)	(104,858)	(8,986)	5,603
Transport of energy	49,063	(49,331)	—	—
Other current assets	23,516	(32,032)	1,778	186
Deferred tariff adjustment	118,779	100,416	—	—
Anticipated expenses — CVA	(147,632)	(101,941)	—	—
Other noncurrent assets	917	(10,892)	(7,727)	1,270
Payments into Court	(47,082)	5,189	(1,115)	—
Dividends received from subsidiaries	—	—	(2,642)	70,805
	(76,112)	(140,752)	(24,940)	62,294
Increase (reduction) of liabilities
Suppliers	(67,414)	(187,969)	(3,922)	(2,668)
Taxes and Social Contribution	197,792	191,108	(11,259)	4,470
Salaries and mandatory charges on payroll	(79,386)	(25,130)	(4,137)	1,283
Regulatory charges	(63,761)	15,386	—	—
Loans and financings	133,657	128,501	2,677	2,391
Post-employment obligations	(27,947)	(62,162)	(2,238)	(2,834)
Anticipated expenses — CVA	(38,831)	(7,447)	—	—
Losses on financial instruments	697	3,516	—	—
Other	128,979	(158,480)	(4,329)	(87,764)
	183,786	(102,677)	(23,208)	(85,122)

CASH GENERATED BY OPERATIONS	637,330	633,075	—	(30,456)
FINANCING ACTIVITIES			—
Financings obtained	192,367	21,213	—	—
Receipt of units in the FIDC	—	—	—	899
Payments of loans and financings	(116,352)	(114,957)	—	—
	76,015	(93,744)	—	899
TOTAL INFLOW OF FUNDS	713,345	539,331	(55,862)	(29,557)

CAPITAL EXPENDITURE
On investments	22,350	(12,385)	13,094	70,684
In fixed assets	(336,903)	(106,941)	277	(158)
Special Obligations — consumer contributions	22,862	(27,449)	—	—
	(291,691)	(146,775)	13,371	70,526

NET CHANGE IN CASH POSITION	421,654	392,556	(42,491)	40,969

STATEMENT OF CHANGES IN CASH POSITION
Beginning of period	2,283,937	2,066,219	256,906	21,953
End of period	2,705,591	2,458,775	214,415	62,922
	421,654	392,556	(42,491)	40,969

The Explanatory Notes are an integral part of the financial statements.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

FOR THE YEAR ENDED DECEMBER 31, 2008

AND QUARTERS ENDED MARCH 31, 2009 AND 2008

In R$ ’000, except where otherwise stated

1) — OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais (“Cemig” or “the Holding company”), a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CPNJ) under number 17.155.730/0001-64, operates exclusively as a holding company with stockholdings in companies controlled individually and jointly, the principal objectives of which are the construction and operation of systems for production, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for commercial operation of those activities.

On March 31, 2009 Cemig had stockholdings in the following companies in operation (information on markets served, and installed capacity, has not been reviewed by our external auditors):

•                 Cemig Geração e Transmissão S. A. (“Cemig GT” or “Cemig Generation and Transmission”) (subsidiary, 100% stake): Registered with the CVM (Brazilian Securities Commission). Generation and transmission of electricity, through 46 power plants, 43 being hydroelectric, one a wind power plant and two thermal plants, and their transmission lines, most of them part of the Brazilian national generation and transmission grid system. Cemig GT has stockholdings in the following subsidiaries:

•             Hidrelétrica Cachoeirão S. A. (jointly controlled, 49.00% stake): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais with installed capacity of 27 MW (information not reviewed by the external auditors). The plant began operating in 2009.

Subsidiaries at pre-operational stage:

— Guanhães Energia S. A. (jointly controlled — 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães; Senhora do Porto; and Jacaré, located in the municipality of Dores de Guanhães; and Fortuna II, located in the municipality of Virginópolis, both in Minas Gerais State. The plants are at construction phase, with operational startup scheduled for 2009, and have totaled installed capacity of 44 MW.

— Central Baguari Energia S. A (subsidiary — 100% stake): Production and sale of electricity as an independent producer in future projects.

— Madeira Energia S. A. — (jointly controlled — 10.00% stake): Implementation, construction, operation and commercial operation of the Santo Antônio Hydroelectric Plant in the Madeira River Basin, in the State of Rondônia, with generation capacity of 3,150 MW (information not audited) and commercial startup scheduled for 2012.

— Hidrelétrica Pipoca S. A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, with 20,000 kW of installed capacity, located on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Operational startup is scheduled for April 2010.

— Baguari Energia S. A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through its participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), with 140 MW of installed capacity, located on the Doce River in Governador Valadares, Minas Gerais State. Operational startup is planned for October 2009 (1st unit), December 2009 (2 nd unit), and February 2010 (3rd unit).

— Empresa Brasileira de Transmissão de Energia S. A. (“EBTE”) (jointly-controlled — 49.00% stake): Holder of public service concession for electricity transmission, through transmission lines in the State of Mato Grosso. Operational startup is scheduled for June 2010.

•                  Cemig Distribuição S. A. (“Cemig D” or “Cemig Distribution”) (subsidiary — 100% stake): registered with the CVM (Brazilian Securities Commission). Distribution of electricity through distribution networks and lines in approximately 97.00% of the Brazilian State of Minas Gerais.

•                  Rio Minas Energia Participações (“RME”) (jointly-controlled — 25.00% stake): RME holds 52.13% of the registered capital of Light S. A. (“Light”), a holding company owning 100% of the distribution concession holder Light Serviços de Eletricidade S. A. (“Light SESA”), with 3.9 million consumers in 31 municipalities of the State of Rio de Janeiro, and of the generating company Light Energia S. A, with generating capacity of 855 MW.

•                  Sá Carvalho S. A. (subsidiary — 100% stake): Production and sale of electricity, as a holder of a concession for public electricity service, through the Sá Carvalho Hydroelectric Power Plant.

•                  Usina Térmica Ipatinga S. A. (subsidiary — 100% stake): Production and sale, under the independent production regime, of thermally produced electricity, through the Ipatinga Thermal Plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S. A.).

•                  Companhia de Gás de Minas Gerais — Gasmig (“Gasmig”) (jointly controlled — 55.19% stake): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais.

•                  Empresa de Infovias S. A. (“Infovias”) (subsidiary — 100% stake): Provision and commercial exploration of a specialized service in the area of telecommunications, by means of an integrated system consisting of fiber optic cables, coaxial cables, electronic and associated equipment (multi-service network).

•                  Efficientia S. A. (subsidiary — 100% stake): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•                  Horizontes Energia S. A. (subsidiary — 100% stake): Production and sale of electricity, in the independent product mode, through the Machado Mineiro and Salto do Paraopeba Hydroelectric Plants, in the State of Minas Gerais, and the Salto do Voltão e Salto do Passo Velho Hydroelectric Plants, in the State of Santa Catarina.

•                  Central Termelétrica de Cogeração (subsidiary — 100% stake): Production and sale of thermally generated electricity as an independent power producer in future projects.

•                  Rosal Energia S. A. (subsidiary — 100% stake): Production and sale of electricity, as a public electricity service concession holder, through the Rosal Hydroelectric Plant located on the border between the States of Rio de Janeiro and Espírito Santo.

•                  Central Hidrelétrica Pai Joaquim S. A. (subsidiary — 100% stake): Production and sale of electricity as an independent producer in future projects.

•                  Cemig PCH S. A. (subsidiary — 100% stake): Production and sale of electricity as an independent power producer, through the Pai Joaquim Hydroelectric Plant.

•                  Cemig Capim Branco Energia S. A. (subsidiary — 100% stake): Production and sale of electricity as an independent producer, through the Capim Branco I and II Hydroelectric Plants, built through a consortium with private-sector partners.

•                  UTE Barreiro S. A (subsidiary — 100% stake): Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro Thermal Generation Plant, located on the premises of Vallourec & Mannesmann Tubes, in the State of Minas Gerais.

•                  Companhia Transleste de Transmissão (jointly controlled — 25.00% stake): Operation of a 345 kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé Hydroelectric Plant.

•                  Cemig Trading S. A. (subsidiary — 100% stake): Sale and intermediation of business transactions related to energy.

•                  Companhia Transudeste de Transmissão (jointly controlled — 24.00% stake): Construction, implementation, operation and maintenance of the electricity transmission facilities of the national grid — the 345 kV Itutinga—Juiz de Fora transmission line.

•                  Companhia Transirapé de Transmissão (jointly controlled — 24.50% stake): Construction, implementation, operation and maintenance of the electricity transmission facilities of the national grid — the 230 kV Irapé—Araçuaí transmission line.

•                  Empresa Paraense de Transmissão de Energia S. A. (“EPTE”) (jointly controlled — 19.26% stake): Holder of a public service electricity transmission concession for the 500 kV transmission line in the State of Pará.

•                  Empresa Norte de Transmissão de Energia Empresa Norte de Transmissão de Energia S. A. (“ENTE”) (jointly controlled — 18.35% stake): Holder of a public service electricity transmission concession for two 500 kV transmission lines in the State of Pará and in the State of Maranhão.

•                  Empresa Regional de Transmissão de Energia Empresa Regional de Transmissão de Energia S. A. (“ERTE”) (jointly controlled — 18.35% holding): Holder of a public service electricity transmission concession, for the 230 kV transmission line in the State of Pará.

•                  Empresa Amazonense de Transmissão de Energia S. A. (“EATE”) (jointly controlled — 17.17% stake): Holder of the public service electricity transmission concession, for the 500 kV transmission lines between the sectionalizing substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia.

•                  Empresa Catarinense de Transmissão de Energia S. A. (“ECTE”) (jointly controlled, with 7.50% stake): holder of the public service electricity transmission service concession, through 525 kV transmission lines in the State of Santa Catarina.

•                  Axxiom Soluções Tecnológicas S. A. (“Axxiom”) (jointly controlled — 49.00% stake): Formed in August 2007 to provide systems implementation and management services to electricity sector companies.

Pre-operational companies: Cemig also has stockholdings in the companies listed below, which on march 31, 2009 were at pre-operational stage:

•                  Companhia de Transmissão Centroeste de Minas (jointly controlled — 51.00% stake): Construction, implementation, operation and maintenance of electricity transmission facilities of the basic network of the national grid — the 345 kV Furnas—Pimenta transmission line.

•                  Transchile Charrúa Transmisión S. A. — (“Transchile”) (jointly controlled — 49.00% stake): Implementation, operation and maintenance of the Charrúa—Nueva Temuco 220 kV transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2) — PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly financial statements were prepared according to accounting principles adopted in Brazil, namely: the Brazilian Corporate Law; the Statements, Orientations and Interpretations issued by the Accounting Statements Committee; rules of the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of electricity concessions, issued by the National Electricity Agency, Aneel.

The quarterly information has been prepared according to accounting principles, methods and criteria that are uniform in relation to those adopted in the previous business year. In accordance with that, the quarterly information must be read with the financial information of the previous year.

Additionally, to maximize information provided to the market, the company is presenting, in Explanatory Note 33, income statements separated by company. All the information presented was obtained from the accounting records of the Company and its subsidiaries.

Law 11.638/07 alters and repeals provisions, and creates new provisions, in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changes the criterion for recognition and valuation of certain assets and liabilities. The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with International Financial Reporting Standards (IFRS):

Law 11.638/07 and Provisional Measuere 449/08 alters the Law 6.404/76 the aspects related to the Financial Statements.

In the Financial Statement of 2008, the Company has adopet for the first time the changes in the Brazilian Corporete Law made by Law 11.638 aproved on December 28, 2007, with the respective changes made by the Provisional Measure 449 on December 3, 2008.

The effects in the quarterly statement because of the changes in the Corporate Law were basically, (i) the present value and (ii) financial instruments, and the impact in the net profit of the quarterly ended on March 31, 2008 were in the amount of R$6,632 and R$13,775, respectively, and those were not adjusted in the quarterly information for comparative because the amounts were imaterial.

Criterion for consolidation of the Quarterly Information

The financial statements of the subsidiaries and jointly controlled companies mentioned in Explanatory Note 1 were consolidated. The data of the controlled subsidiaries as a whole was consolidated based on the method of proportional consolidation, applicable to each component of the financial statements of the investees. All the subsidiaries, including those that are jointly controlled, follow accounting practices that are consistent with those of the holding company.

In the consolidation, the holding company’s interests in the Stockholders’ equity of investee companies, and the significant balances of assets, liabilities, revenues and expenses arising from transactions between the companies, have been eliminated.

The portion relating to the minority holdings in Stockholders’ equity of the subsidiaries is shown separately in Liabilities.

The financial statements of Transchile, for the purpose of consolidation, are converted from Chilean accounting principles to Brazilian accounting principles, with Chilean pesos being converted to Reais based on the final exchange rate of the quarter, since the functional currency of Cemig is the Real.

The dates of the financial statements of the investee companies used for calculation of equity income and consolidation coincide with those of the holding company.

3) — CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Bank accounts	91,316	330,772	4,283	17,361
Cash investments
Bank deposit certificates	2,514,592	1,871,418	209,892	239,317
Treasury Financial Notes (LFTs)	42,448	46,463	127	118
National Treasury Notes (LTNs)	232	585	1	1
Other	57,023	34,699	112	109
	2,614,275	1,953,165	210,132	239,545

	2,705,591	2,283,937	214,415	256,906

Cash investments are transactions carried out with Brazilian financial institutions, contracted on normal market terms and conditions. They are highly liquid, promptly convertible into a known amount of cash, and are subject to an insignificant risk of change in value.

The financial investments are, substantially, bank certificates of deposit and fixed income funds, remunerated, substantially, by indexation to the rate paid on CDIs (interbank certificates of deposit), at returns varying from 101.00% to 103.00% of the CDI rate.

4) — CONSUMERS AND RESELLERS

Current assets

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Retail supply invoiced	1,832,537	1,765,874	51,114	52,366
Retail supply not invoiced	649,313	676,463		—
Wholesale supply to other concession holders	62,215	18,312		—
(-) Provision for doubtful receivables	(388,735)	(418,492)	(51,114)	(52,366)
	2,155,330	2,042,157	—	—

Receivables in the amount of R$ 10,416 are recorded in Noncurrent assets at March 31, 2009 (R$ 17,380 at December 31, 2008), in relation to the renegotiation of receivables owed by Copasa (Minas Gerais Water Company) and other consumers, to be paid by September 2012.

Credits receivable from an industrial consumer in the amount of R$ 92,880 on March 31, 2009 refer to credits from an industrial consumer of Cemig D and Cemig GT, and not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase effected by Ministerial Order 045/86 during the Cruzado Economic Plan, are recorded in the accounts. The Company expects these amounts to be received in full.

In compliance with rules laid down by Aneel, the criteria for constitution of provisions are as follows: (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts receivable and unpaid for more than 90 days from residential consumers, more than 180 days from commercial consumers and more than 360 days for the other consumer categories, are provisioned in full.

The provision for doubtful credits made is considered to be sufficient to cover any losses in the realization of these assets.

5) — REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, result in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as shown here:

	Consolidated
	03/31/2009	12/31/2008
Assets
“Portion A” — Note 6	467,932	548,038
Traders — transactions in free energy during the rationing program — Note 7	26,755	19,183
Deferred tariff adjustment — Note 11	14,644	133,423
PIS, Cofins, Pasep taxes — Note 13	46,240	46,240
Pre-paid expenses — CVA — Note 8	1,245,909	1,075,307
Review of Tariff for use of the Distribution System (TUSD)	3,089	3,089
Discounts on the TUSD	—	25,095
Recovery of discounts on the TUSD	13,712	19,295
TUSD discounts — Source with incentive	—	27,203
TUSD discounts — Self-Producers and Independent Producers	—	19,514
Low-income subsidy	129,454	92,191
Light for Everyone (Luz para Todos) Program.	981	13,626
Other regulatory assets	18,199	3,082
	1,966,915	2,025,286

Liabilities
Purchase of electricity during the rationing period — Note 17	(17,476)	(23,749)
Revision of transmission revenue	(3,691)	(7,662)
Amounts to be restituted in the tariff — CVA — Note 8	(606,313)	(645,167)
Review of Tariff for use of the Distribution System (TUSD)	(14,444)	(17,519)
CCEAR contract exposure between Sub-markets	(22,285)	—
Adjust in the reference company (pro rata)	(104,459)	—
Financial adjustment for the 2008 Tariff Review	(160,167)	—
Other regulatory liabilities	(8,494)	(6,630)
	(937,329)	(700,727)

Taxes, charges and contributions — deferred obligations - Note 18	(37,399)	(89,281)
	(974,728)	(790,008)

Total	992,187	1,235,278

6) — THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

The Brazilian federal government, through the Electricity Emergency Chamber (GCE), signed an accord with the electricity distributors and generators in 2001, named “The General Agreement for the Electricity Sector”, which defines criteria to ensure economic-financial equilibrium of the concession contracts and re-composition of the revenues and extraordinary losses relating to the period of the Brazilian Rationing Program, through a system known as the Extraordinary Tariff Recomposition (“RTE”), granted to compensate the variation of “Portion A” non-manageable costs taking place in the period January 1 to October 25, 2001

a) The Extraordinary Tariff Recomposition (“RTE”)

The RTE came into effect on December 27, 2001, through the following tariff adjustments:

•                  Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and the rural, public-illumination and industrial high-voltage consumer classes for whom the cost of electricity represents 18.00% or more of the average cost of production and who or which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                  Increase of 7.90% for other consumers.

The RTE is being used to compensate the following items:

•                  Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel. Calculation of this value did not take into account any losses from default by consumers.

•                  Passthrough to be made to the generators who bought energy for more than R$ 49.26/MWh (“free energy”) from June 1, 2001 to February 28, 2002 in the Wholesale Electricity Market (“MAE”) (which was succeeded in 2004 by the Electricity Sale Chamber — “CCEE”).

The period of validity of the RTE of Cemig D and of Light Serviços de Eletricidade S. A. (“Light SESA”), of 74 months, expired in February 2008.

b) “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented as the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which effectively took place in the period.

The recovery of “Portion A” began in March 2008, shortly after the end of the period of validity of the RTE, using the same recovery mechanisms, that is to say, the adjustment applied to tariffs for compensation of the amounts of the RTE will continue in effect for compensation of the items of “Portion A”.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset.

As and when amounts of “Portion A” are received through the tariff, Cemig transfers those amounts from Assets to the Income statement, as follows: The amounts transferred by Cemig D in 2009 are as follows:

Amounts transferred to expenses	03/31/2009
Energy bought for resale	45,408
CCC	20,107
RGR — Global Reversion Reserve	2,009
Tariff for transport of electricity from Itaipu	775
Tariff for use of national grid transmission facilities	5,193
Financial compensation for use of water resources	1,784
Connection — Realization of “Portion A”	110
Electricity service inspection charge	188
75,574

c) Composition of the balances of “Portion A”

The amounts to be received in relation to the RTE and “Portion A”, recorded in Assets, are:

	Consolidated
	03/31/2009	12/31/2008
Cemig Distribuição S. A.
Compensation for items of “Portion A”	796,762	782,525
Amounts raised	(343,039)	(267,465)
Total of “Portion A”	453,723	515,060

RME — Light Energia
Portion A	14,209	32,978
	14,209	32,978

Total of “Portion A”	467,932	548,038

Current assets	302,636	329,350
Noncurrent assets	165,296	218,688

7) — TRADERS — TRANSACTIONS IN FREE ENERGY

The entitlements of the subsidiary Cemig Geração e Transmissão (“Cemig GT”) in relation to the transactions in free energy in the Electricity Trading Chamber (CCEE, formerly MAE) during the Rationing Program are as follows:

	Consolidated
	03/31/2009	12/31/2008
ASSETS
Amounts to be received from distributors	44,152	45,302
Provision for losses in realization	(17,397)	(26,119)
	26,755	19,183

Current	16,115	15,076
Noncurrent	10,640	4,107

The amounts to be received refer to the difference between the prices paid by Cemig GT in the transactions in energy on the CCEE/MAE, during the period when the Rationing Program was in force, and R$ 49.26/MWh, and are to be reimbursed through the amounts raised by means of the RTE, as defined in the General Accord for the Electricity Sector.

Under Aneel Resolution 36 of January 29, 2003, since March 2003 the electricity distributors raise and passthrough the amounts obtained monthly by means of the RTE to the generators and distributors who have amounts to be received, which include Cemig GT.

The entitlements of the subsidiary Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded.

Provision for losses in realization

The provision constituted at present, in the amount of R$ 17,397, represents the losses expected as a result of the period of receipt of the RTE from the distributors who are still passing funds through to the company not being sufficient, in the company’s estimation, for passthrough of the total of the amounts owed.

8) — ANTICIPATED EXPENSES AND REGULATORY LIABILITIES — CVA

The balance on the “Account to Compensate for Variation of “Portion A” items” (the “CVA” account) refers to the positive and negative variations between the estimate of Cemig’s non- manageable costs, used for deciding the tariff adjustment, and the payments actually made. The variations ascertained are compensated in the subsequent tariff adjustments.

The balance on the CVA is shown below:

	Consolidated
	03/31/2009	12/31/2008

Cemig Distribuição S. A. (Cemig D)	573,042	379,728
RME — Light	66,555	50,412
	639,597	430,140

Current assets	579,414	778,545
Noncurrent assets	666,496	296,762
Current assets	(146,776)	(488,284)
Noncurrent liabilities	(459,537)	(156,883)
Net amounts	639,597	430,140

9) — TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
Current
ICMS tax recoverable	203,280	196,261	3,806	3,806
Income tax	520,380	399,104	—	—
Social Contribution tax	175,704	126,188	—	—
Pasep tax	8,130	14,471	—	1,132
Cofins tax	57,254	93,130	—	5,250
Other	15,674	14,695	1,385	1,385
	980,422	843,849	5,191	11,573

Noncurrent
ICMS tax recoverable	95,884	97,372	426	426
Income tax	178,121	163,276	178,121	163,276
Social Contribution tax	10,930	10,407	10,930	10,407
Pasep and Cofins taxes	—	997	—	—
	284,935	272,052	189,477	174,109

	1,265,357	1,115,901	194,668	185,682

The Pasep and Cofins credits arise from payments made in excess by the company as a result of adoption of the non-cumulative regime for revenues from the transmission companies whose supply contracts were made before October 31, 2003, and which, under regulations subsequently made by the Brazilian Federal Revenue authority, were allowed to be revised and to qualify under the cumulative regime. As a consequence of this revision, the restitution of tax amounts paid in excess in previous business periods was permitted.

The balances of income tax and Social Contribution refer to tax credits in corporate income tax returns of previous years, and payments made in 2009, which will be offset against federal taxes payable for the year 2009, recorded in “Taxes, charges and contribution”.

The credits of ICMS recoverable, posted in Noncurrent assets, arise from acquisitions of fixed assets and are offset in 48 months.

10) — TAX CREDITS

Deferred income tax and Social Contribution tax

Cemig and its subsidiaries have deferred income tax credits posted in Current assets and Noncurrent assets, constituted at the rate of 25.00%, and deferred Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
Tax credits on temporary differences:
Tax loss/negative base	262,014	234,346	41,534	41,676
Contingency provisions	206,969	197,415	107,884	100,296
Provisions for losses on realization of amounts receivable under the Extraordinary Tariff Recomposition and free energy	11,857	46,540	—	—
Provision for the Tariff Adjustment Index	87,143	—	—	—
Post-employment obligations	93,852	95,686	3,280	3,439
Provision for doubtful receivables	152,748	163,509	17,379	17,805
Provision for Pasep and Cofins — Extraordinary Tariff Recomposition	1,577	5,349	—	—
Provision for non-recovery of tax credits — Light	(29,616)	(29,616)	—	—
Financial Instruments	65,045	57,136	—	—
FX variation	110,740	109,385	—	—
Other	36,812	57,056	528	1,141
	999,141	936,806	170,605	164,357

Current assets	297,298	188,792	41,899	18,381
Noncurrent assets	701,843	748,014	128,706	145,976

At its meeting on February 12, 2009, the Board of Directors approved the technical study prepared by the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study included Cemig and its subsidiaries Cemig GT and Cemig D, and was submitted for examination by the Audit Board of Cemig on February 05, 2009,

In accordance with the individual estimates of Cemig and its subsidiaries, future taxable profits enable the deferred tax asset existing on March 31, 2009 to be realized according to the following estimate:

	Consolidated	Holding company

2009	250.982	31.541
2010	269.003	41.432
2011	134.998	29.038
2012	115.630	29.038
2013	124.026	32.133
2014 to 2016	62.947	6.766
2017 and 2018	71.171	657
(–) Provision for non-recovery of tax credits — RME/Light	(29.616)	—
	999.141	170.605

As well as the provision for non-recovery of tax credits of Light, on March 31, 2009 the holding company had tax credits not recognized in its financial statements, in the amount of R$409,375 (R$ 445,386 on December 31, 2008).

The credits not recognized refer basically to the effective loss arising from the assignment of the credits of accounts receivable from the state government to the Credit Receivables Fund in the first quarter of 2006 (as per Explanatory Note 14). As a result of this assignment the provision for losses on recovery of the amounts constituted in previous years became deductible for the purposes of income tax and Social Contribution. The portion not recognized in relation to this issue is R$ 437,509.

Considering that the Brazilian tax legislation allows companies to benefit from payment of Interest on Equity and to deduct such payments from their taxable profit, Cemig adopted the tax option of paying Interest on Equity to its stockholders. In accordance with its tax planning, after the offsetting in the coming years of the offsetable taxes recorded, Cemig will pay Interest on Equity in an amount that will reduce its taxable profit to an amount close to or equal to zero. As a consequence, this alternative will eliminate the payment of income tax and the Social Contribution tax by the Holding Company, and the tax loss carryforwards not recognized will not be recovered.

b)              Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the Income Statement is as follows:

	Consolidated		Holding company
	1Q09	1Q08	1Q09	1Q08

Profit before income tax and Social Contribution tax	571,885	800,855	331,221	485,121
Income tax and Social Contribution — nominal expense	(194,339)	(272,291)	(112,615)	(164,941)
Tax effects applicable to:
Equity gain (loss) from subsidiaries	—	—	122,311	183,554
Reversal relating to Social Contribution tax on complementary monetary adjustment	—	(8,549)	—	(8,549)
Employees’ profit shares	9,386	7,500	307	262
Non-deductible contributions and donations	(735)	(1,065)	(82)	(51)
Tax incentives	2,778	—	7	—
Tax credits not recognized	709	(3,329)	29	(3,329)
Amortization of goodwill	(1,387)	(1,387)	(1,387)	(1,387)
Adjustment to income tax and Social Contribution — previous business year	(12,369)	—	—	—
Other	8,058	3,024	(2,647)	371
Income tax and Social Contribution — effective expense	(187,999)	(276,097)	5,923	5,930

c)              The transition tax regime

Provisional Measure 449/2008, of December 3, 2008, instituted the Transition Taxation Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11.638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the years 2008 and 2009, and applies to corporate entities subject to Corporate Income Tax (“IRPJ”), in accordance with the two tax reporting methods: real profit or presumed profit. The taxpayer must state a choice in relation adoption of the RTT in the Corporate Income Tax Return (“DIPJ”) for 2009, this regime being optional for 2008 and 2009. Starting in 2010, adoption of the RTT becomes obligatory, until the law that regulates the tax effects of the new accounting methods and criteria comes into effect.

For the companies that adopt the RTT, the changes introduced by Law 11638/07, as amended by MP 449/08, which change the criteria for recognition of revenues, costs and expenses computed in calculation of the net profit for the period, do not apply to calculation of the real profit of legal entities, the accounting methods and criteria in effect on December 31, 2007 being used for tax purposes.

Based on an initial assessment, the Company has reflected in its accounting statements the effects of the adoption of the RTT, and additional studies will be carried out before the delivery of the DIPJ for 2009.

11) — DEFERRED TARIFF ADJUSTMENT

Aneel, through Homologating Resolution 71, published with effect backdated to April 4, 2004, defined the results of the Periodic Tariff Review of Cemig D.

The average adjustment applied to Cemig’s tariffs on April 8, 2003, on a provisional basis, was 31.53%. However Resolution 71 laid down that the final tariff repositioning for Cemig was an increase of 44.41%, and that the percentage difference of 12.88% was to be compensated in tariffs. The last portion for receipt of the difference between the tariff adjustments was included in the tariff adjustment that took place on April 8, 2008.

The difference between the tariff level to which Cemig Distribuição has the right and the tariff actually charged to consumers is recognized as a Regulatory Asset.

The amounts relating to the Deferred Tariff Adjustment are updated in monetary terms by the IGPM inflation index plus interest of 11.26% per year.

	Consolidated
	1Q09	12/31/2008

Deferred Tariff Adjustment — since April 8, 2003	949.612	949.612
Interest (defined by Aneel — 11.26% p. a.)	475.502	447.881
Monetary updating — IGP-M Inflation Index	226.844	201.967
(–) Amounts raised through tariffs	(1.637.314)	(1.466.037)
	14.644	133.423

12) — CREDIT RECEIVABLES DUE FROM THE MINAS GERAIS STATE GOVERNMENT

The outstanding credit balance receivable on the CRC (“Results Compensation”) Account was passed to the State of Minas Gerais in 1995, under an agreement to assign that account (“the CRC Contract”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus inflation correction by the Ufir index.

On January 24, 2001 the First Amendment was signed, replacing the inflation indexation unit in the contract, which was the Ufir, with the IGP-DI, backdated to November 2000, due to the abolition of the Ufir in October 2000.

In October 2002 the Second and Third Amendments to the CRC Contract were signed, establishing new conditions for the amortization of the credits receivable from the Minas Gerais State Government. The main clauses were: (i) a monetary updating by the IGP-DI inflation index; (ii) amortization of the two amendments by May 2015; (iii) interest rates of 6.00% and 12.00% for the first and second amendments, respectively; and (iv) guarantee of 100% retention of the dividends owed to the State Government for settlement of the third amendment.

a) The Fourth Amendment to the CRC contract

As a result of default in the receipt of the credits referred to in the Second and Third Amendments, the Fourth Amendment was signed with the aim of making possible the full receipt of the CRC through retention of dividends as and when the government of the state becomes entitled to them. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC contract had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments, corresponding to R$ 4,151,030 on March 31, 2009.

This amendment commits the government of the state to amortize the debit in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, over the period from June 2005 to June 2035 inclusive. The amounts of the portions for amortization of the principal, updated by the IGP-DI index, increase over the period, from R$ 28,828 for the first, to R$ 92,117 for the sixty-first (in currency of March 31, 2009).

The debt will primarily be amortized by means of retention of 65.00% of the minimum obligatory dividends payable to the state government. If the amount is not sufficient to amortize the portion becoming due the retention may be of up to 65% of all and any amount of extraordinary dividends or Interest on Equity. These dividends retained are used to amortize the contract in the following order: (i) settlement of past due installments; (ii) settlement of an installment for the current half- year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance.

On March 31, 2009, the installments due on June 30 and December 31, 2009, had already been amortized in advance.

The signature of the Fourth Amendment to the contract provides that, to ensure complete receipt of the credits, the provisions of the Bylaws must be obeyed — they define certain targets to be met annually in conformity with the Strategic Plan, which must be complied with, the principal provisions being the following:

Target	Index required
Debt/Ebitda	Less than 2 (1)
Debt/(Debt plus Stockholders’ equity)	Less than or equal to 40.00% (2)
Capital expenditure and acquisition of assets	Less than or equal to 40.00% of Ebitda

EBITDA = Earnings before interest, taxes on profit, depreciation and amortization.

(1)             Less than 2.5 in certain situations specified in the Bylaws.

(2)             Less than equal to 50% in certain situations specified in the Bylaws.

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”). The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, estimating the dividends that will be retained for amortization of the outstanding debtor balance on the CRC contract. Based on these projections the FIDC was valued at a total of R$ 1,659,125, of which R$ 900,000 in senior units and R$ 759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and will be amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI + 1.7% of interest per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The updating of the subordinated units corresponds to the difference between the valuation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units by the variation of the CDI plus interest of 1.70% per year.

The movement on the FIDC in the first quarter of 2009 is as follows:

Consolidated and Holding company

Balance at December 31, 2008	1,800,873
Monetary updating on the senior units	30,592
Monetary updating on the subordinated units	9,414
Investments in the subordinated units	—
Amortization of the senior units	(69,953)
Amortization of the subordinated units	—
Balance at 31 March 2009	1,770,926

Composition of the FIDC on March 31, 2009
- Senior units held by third parties	950,918
- Subordinated units held by Cemig	817,468
- Dividends retained by the Fund	2,539
820,008

TOTAL	1,770,926

The dividends and Interest on Equity proposed by the Executive Board to the Board of Directors, to be distributed to stockholders for the business year 2008, are posted in Current Liabilities. Of the dividends to be distributed, R$ 210,149 is payable to the Minas Gerais State Government, of which R$ 138,451 will be retained for repayment of part of the due receivables on the CRC.

c) Consolidation criterion of the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units in the event that the dividends due to the state government are not sufficient for amortization of the installments, the Consolidated financial statements present the balance of the FIDC registered in full in Cemig and the senior units are presented as a debt under loans and financings in current and noncurrent liabilities. Similarly, in the consolidation, the monetary updating of the FIDC was recognized in full as a financial expense, and in counterpart the amount of the monetary updating of the senior units was registered as a cost of debt.

13) — REGULATORY ASSET – PIS/PASEP AND COFINS

Federal Laws 10637 and 10833 changed the bases of application, and increased the rate, of the PIS/Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

In view of the fact that this increase in the expense should be repaid to the company through tariffs, the credits were registered, in accordance with a criterion defined by Aneel, as a regulatory asset and there was a counterpart reduction in the expense on PIS/Pasep and Cofins taxes.

The company expects reimbursement of these assets in the forthcoming tariff adjustments with funds received from ANEEL.

14) — INVESTMENTS

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008

In subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	—	—	3,713,552	3,481,139
Cemig Distribuição	—	—	2,516,345	2,476,011
Rio Minas Energia Participações	—	—	311,151	290,006
Infovias	—	—	270,218	264,978
Gasmig	—	—	328,382	319,103
Rosal Energia	—	—	95,662	91,287
Sá Carvalho	—	—	101,901	95,380
Horizontes Energia	—	—	68,507	66,734
Usina Térmica Ipatinga	—	—	68,831	66,319
Cemig PCH	—	—	55,633	52,262
Cemig Capim Branco Energia	—	—	62,878	54,931
Companhia Transleste de Transmissão	—	—	14,629	14,342
UTE Barreiro	—	—	997	1,943
Companhia Transudeste de Transmissão	—	—	8,501	8,283
Usina Hidrelétrica Pai Joaquim	—	—	477	484
Companhia Transirapé de Transmissão	—	—	6,298	6,033
Transchile	—	—	34,141	34,141
Efficientia	—	—	7,822	6,266
Central Termelétrica de Cogeração	—	—	155,697	153,578
Companhia de Transmissão Centroeste de Minas	—	—	6,799	6,779
Cemig Trading	—	—	2,766	192
Empresa Paraense de Transmissão de Energia-ETEP	—	—	17,939	16,143
Empresa Norte de Transmissão de Energia-ENTE	—	—	32,893	29,493
Empresa Regional de Transmissão de Energia-ERTE	—	—	6,408	5,839
Empresa Amazonense de Transmissão de Energia-EATE	—	—	62,599	56,046
Empresa Catarinense de Transmissão de Energia-ECTE			5,142	4,736
Axxiom Soluções Tecnológicas	—	—	2,428	2,710
	—	—	7,958,596	7,605,158
In consortia	1,120,791	1,113,297		—
Goodwill on acquisition of the stake in Rosal Energia	—	—	31,772	33,154
Goodwill on acquisition of the stake in ETEP	—	—	24,893	25,174
Goodwill on acquisition of the stake in ENTE	—	—	37,029	37,420
Goodwill on acquisition of the stake in ERTE	—	—	8,479	8,569
Goodwill on acquisition of the stake in EATE	—	—	139,853	141,430
Goodwill on acquisition of the stake in ECTE	—	—	6,762	6,840
In other investments	27.027	36,689	3,506	3,506
	1.147.818	1,149,986	252,294	256,093
	1.147.818	1,149,986	8,210,890	7,861,251

a)             The main information on the investees is as follows:

		At March 31, 2009			1st quarter 2009
Subsidiaries	Number of shares	Cemig stake (%)	Registered capital	Stockholders’ equity	Dividends	Profit (loss)

Cemig Geração e Transmissão	2,896,785,358	100.00	2,896,785	3,713,552	—	232,413
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,516,345	—	40,334
Rio Minas Energia	709,309,572	25.00	709,309	1,244,604	—	92,142
Infovias	381,023,385	100.00	225,082	270,218	—	6,385
Rosal Energia	86,944,467	100.00	86,944	95,662	—	4,407
Sá Carvalho	860,000,000	100.00	86,833	101,901	—	6,488
GASMIG	409,255,000	55.19	474,497	595,003	—	18,399
Horizontes Energia	64,257,563	100.00	64,258	68,507	—	1,769
Usina Térmica Ipatinga	64,174,281	100.00	64,174	68,831	—	2,554
Cemig PCH	50,952,000	100.00	50,952	55,633	—	3,371
Cemig Capim Branco Energia	45,528,000	100.00	45,528	62,878	—	7,947
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	58,516	—	2,636
UTE Barreiro	11,918,000	100.00	11,918	997	—	275
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	35,416	—	1,420
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	477	—	(9)
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	25,710	—	1,098
Transchile	27,840,000	49.00	61,563	69,675	—	—
Efficientia	6,051,994	100.00	6,052	7,822	—	1,509
Central Termelétrica de Cogeração	150,000,000	100.00	150,001	155,697	—	5,573
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	13,331	—	—
Cemig Trading	160,297	100.00	160	2,766	—	2,574
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	19.26	69,569	93,117	—	6,430
Empresa Norte de Transmissão de Energia - ENTE	100,840,000	18.35	120,128	179,258	547	11,728
Empresa Regional de Transmissão de Energia - ERTE	23,400,000	18.35	23,400	34,919	—	3,100
Empresa Amazonense de Transmissão de Energia - EATE	180,000,010	17.17	273,469	364,609	—	27,516
Empresa Catarinense de Transmissão de Energia - ECTE	42,095,000	7.50	42,095	68,560	—	5,792
Axxiom Soluções Tecnológicas	4,200,000	49.00	4,200	4,955	—	(486)

		At December 31, 2008			1st quarter 2008
Subsidiaries	Number of shares	Cemig stake (%)	Registered capital	Stockholders’ equity	Dividends	Profit (loss)

Cemig Geração e Transmissão	2,896,785,358	100.00	2,896,785	3,481,139	—	205.728
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,476,011	—	270.659
Rio Minas Energia	709,309,572	25.00	709,310	1,160,019	—	58.795
Infovias	381,023,385	100.00	225,082	264,978	259	4.619
Rosal Energia	86,944,467	100.00	86,944	91,287	—	3.333
Sá Carvalho	860,000,000	100.00	86,833	95,380	—	6.549
Gasmig	409,255,000	55.19	263,852	578,190	5.977	20.240
Horizontes Energia	64,257,563	100.00	64,258	66,734	—	2.272
Usina Térmica Ipatinga	64,174,281	100.00	64,174	66,319	—	1.930
Cemig PCH	50,952,000	100.00	50,952	52,262	—	1.806
Cemig Capim Branco Energia	45,528,000	100.00	45,528	54,931	—	8.380
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	57,370	—	1.919
UTE Barreiro	11,918,000	100.00	11,918	1,943	—	(519)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	34,509	—	807
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	484	—	25
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	24,630	—	501
Transchile	27,840,000	49.00	62,407	69,676	—	—
Efficientia	6,051,994	100.00	6,052	6,266	—	1.259
Central Termelétrica de Cogeração	150,000,000	100.00	150,001	153,578	—	11
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	13,293	—	—
Cemig Trading	160,297	100.00	160	192	—	(18)
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	19.25	69,063	83,860	4.542	5.244
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	18.35	120,128	160,727	29.047	9.846
Empresa Regional de Transmissão de Energia - ERTE	23,400,000	18.35	23,400	31,819	6.949	2.466
Empresa Amazonense de Transmissão de Energia - EATE	180,000,010	17.17	273,469	326,431	18.794	21.651
Empresa Catarinense de Transmissão de Energia - ECTE	42,095,000	7.50	42,095	63,149	13.020	5.050
Axxiom Soluções Tecnológicas	4,200,000	49.00	4,200	5,531	—	—

The movement on investment in subsidiaries is as follows:

	31.12.2008	Equity gain	Capital injections	Dividends proposed	Other	31.03.2009

Cemig Geração e Transmissão	3,481,139	232,413	—	—	—	3,713,552
Cemig Distribuição	2,476,011	40,334	—	—	—	2,516,345
Rio Minas Energia	290,006	23,038	—		(1,893)	311,151
Infovias	264,978	6,385	—		(1,145)	270,218
Rosal Energia	91,287	4,407	—	622	(654)	95,662
Sá Carvalho	95,380	6,488	—	33		101,901
Gasmig	319,103	10,155	—		(876)	328,382
Horizontes Energia	66,734	1,769	—	292	(288)	68,507
Usina Térmica Ipatinga	66,319	2,554	—	798	(840)	68,831
Cemig PCH	52,262	3,371	—		—	55,633
Cemig Capim Branco Energia	54,931	7,947	—		—	62,878
Companhia Transleste de Transmissão	14,342	647	—	(431)	71	14,629
UTE Barreiro	1,943	275	—		(1,221)	997
Companhia Transudeste de
Transmissão	8,283	339	—	(116)	(5)	8,501
Central Hidrelétrica Pai Joaquim	484	(9)	—	(4)	6	477
Companhia Transirapé de Transmissão	6,033	269	—		(4)	6,298
Transchile	34,141	—	—	—	—	34,141
Efficientia	6,266	1,509	—	1,513	(1,466)	7,822
Central Termelétrica de Cogeração	153,578	5,573	—	(2,241)	(1,213)	155,697
Companhia de Transmissão Centroeste de Minas	6,779	—	20	—	—	6,799
Cemig Trading	192	2,574	—	2,562	(2,562)	2,766
Empresa Paraense de Transmissão de Energia - ETEP	16,143	1,241	105		450	17,939
Empresa Norte de Transmissão de Energia - ENTE	29,493	3,050	—	—	350	32,893
Empresa Regional de Transmissão de Energia - ERTE	5,839	568	—	—	1	6,408
Empresa Amazonense de Transmissão de Energia — EATE	56,046	4,644	547		1,362	62,599
Empresa Catarinense de Transmissão de Energia - ECTE	4,736	434	—	(32)	4	5,142
Axxiom Soluções Tecnológicas	2,710	(238)	—	—	(44)	2,428
	7,605,158	359,737	672	2,996	(9,967)	7,958,596

b)             Goodwill in the acquisition of interest of Light

A discount was ascertained on the acquisition, corresponding to the difference between the amount paid by RME and the book value of the stake in the stockholders’ equity of Light, in the amount of R$ 364,961 (Cemig’s portion is 25.00%). This discount arises from the estimate of the results of future years as a function of the commercial operation of the electricity distribution and generation concessions and thus is being amortized from October 2006 to May 2026, the date of the termination of the distribution concession on a linear basis. The remaining value of the discount (R$ 80,524) is presented in the consolidation as a noncurrent asset, in the account line Other obligations.

c)             Goodwill in the Acquisition of interest in electricity transmission companies

Premium/goodwill on acquisition of electricity companies: The goodwill on the acquisition of the companies Empresa Amazonense de Transmissão de Energia S.A. — EATE, Empresa Paraense de Transmissão de Energia S.A. — ETEP, Empresa Norte de Transmissão de Energia S.A. — ENTE, Empresa Regional de Transmissão de Energia S.A. — ERTE and Empresa Catarinense de Transmissão de Energia S.A. — ECTE., corresponding to the difficult between the amount paid and the book value of the stake in the stockholders’ equity of the jointly—controlled subsidiaries, arises from expectation of future earnings on the basis of the commercial operation of the transmission concessions. The amortization of the goodwill will take place over the remaining period of validity of the concessions (from August 2006 to 2030/2032). In the quarterly consolidated accounting statements the value of the goodwill was incorporated into Intangible assets, on the basis of the value attributed to the use of the concession.

d)              In consortia

Cemig participates in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession, the controls being maintained in the books of account of Cemig, of the specific portion equivalent to the investments made, as follows:

	Stake in the energy generated %	Average annual depreciation rate %	Consolidated 03/31/2009	Consolidated 12/31/2008
In service
Porto Estrela Plant	33.33	2.48	38,625	38,625
Igarapava Plant	14.50	2.58	55,554	55,554
Funil Plant	49.00	2.40	181,402	181,402
Queimado Plant	82.50	2.45	193,599	193,599
Aimorés Plant	49.00	2.50	543,684	543,684
Amador Aguiar I and II Plants	21.05	2.51	55,179	54,843
Accumulated depreciation			(121,423)	(114,506)
Total in operation			946,620	953,201

In progress
Queimado Plant	82.50		13,125	13,125
Funil Plant	49.00		819	755
Aimorés Plant	49.00		5,853	5,853
Baguari Plant	34.00		154,374	140,363
Total under construction			174,171	160,096

Total, consortia			1,120,791	1,113,297

The depreciation of the assets contained in the property, plant and equipment of the consortia is calculated by the linear method, based on rates established by Aneel.

f)                New acquisitions

Acquisition of stake in electricity transmission companies

On September 24, 2008, Brookfield exercised its option to sell its shares representing the following percentages of the voting capital of the following companies to Companhia Energética de Minas Gerais - CEMIG and Alupar Investimento S.A. in the proportion of 95% and 5% respectively: 24.99% in Empresa Amazonense de Transmissão de Energia S.A. — EATE; 24.99% in Empresa Paraense de Transmissão de Energia S.A. — ETEP; 18.35% in Empresa Norte de Transmissão de Energia S.A. — ENTE; 18.35% in Empresa Regional de Transmissão de Energia S.A. — ERTE; and 7.49% in Empresa Catarinense de Transmissão de Energia S.A. — ECTE.

Conclusion of the transaction and actual acquisition is subject to approval by the Brazilian Development Bank (BNDES) and by other financing bodies.

The amount to be paid by Cemig for its 95% portion of the share positions bought from Brookfield will be R$ 330.6 million, value of August 16, 2008, adjusted up to the date of final closing, expected in the first semester in 2009.

Constitution of the UHE Itaocara, PCH Paracambi and PCH Lajes Consortia

On July 3, 2008 the Board of Directors authorized Cemig GT to take stakes of 49% in three hydroelectric projects: the Itaocara, Paracambi and Lajes Small Hydro Plants (PCHs) in partnership with Light, to enter into the following contracts between Cemig Geração e Transmissão S.A. and subsidiaries of Light for the constitution of: The UHE Itaocara Consortium, in partnership with Itaocara Energia Ltda.; the PCH Paracambi Consortium, in partnership with Lightger Ltda.; and the PCH Lajes Consortium, in partnership with Light Energia S.A. — the objects of all three being: analysis of the technical and economic feasibility, preparation of the plans, construction, operation, maintenance and commercial operation of the respective projects. All individuals above instruments are pending approval or authorizations required by regulatory bodies concerned, including ANEEL.

15) — FIXED ASSETS

	Consolidated
	03/31/2009			12/31/2008
	Historic cost	Accumulated depreciation	Net value	Net value
In service	21,168,103	(9,414,948)	11,753,155	11,693,314
Distribution	11,349,553	(5,131,494)	6,218,059	6,219,533
Generation	7,277,689	(3,093,611)	4,184,078	4,111,327
Transmission	1,690,575	(721,852)	968,723	972,041
Management	402,925	(270,581)	132,344	137,713
Telecoms	349,954	(168,051)	181,903	183,549
Gas	97,407	(29,359)	68,048	69,151

In progress	1,872,036	—	1,872,036	1,809,521
Distribution	1,129,198	—	1,129,198	1,100,645
Generation	287,072	—	287,072	313,967
Transmission	166,625	—	166,625	138,446
Management	131,243	—	131,243	131,095
Telecoms	30,050	—	30,050	27,747
Gas	127,848	—	127,848	97,621
Total fixed assets	23,040,139	(9,414,948)	13,625,191	13,502,835
Special Obligations linked to concessions	(2,657,579)	115,217	(2,542,362)	(2,549,308)
Net fixed assets	20,382,560	(9,299,731)	11,082,829	10,953,527

Special Obligations refer basically to the contributions by consumers for execution of the undertakings necessary to comply with requests for retail supply of electricity.

Under Aneel Resolution 234 of October 2006, and Aneel Official Circular 1314/2007, of June 27, 2007, the balance of the Special Obligations linked to assets began to be amortized starting with the second cycle of tariff review of Cemig Distribution and of Light, in 2008, at a percentage corresponding to the average rate of depreciation of the assets.

Some land sites and buildings of the subsidiaries which were given in guarantee in lawsuits involving tax, labor-law, civil and other disputes are recorded in Fixed assets — Administration. These were posted at the amount of R$ 7,804 on March 31, 2009 (R$ 8.369, on December 31, 2008), net of depreciation.

16) — INTANGIBLE

	Consolidated
	03/31/2009			12/31/2008
	Historic cost	Accumulated amortization	Net value	Net value
In service	615.760	(235.419)	380.341	383,310
Distribution	61,882	(39,900)	21,982	36,353
Generation	88,459	(52,406)	36,053	70,694
Transmission	265.418	(6.001)	259.417	227,916
Management	197,782	(136,701)	61,081	46,599
Telecoms	712	(411)	301	339
Gas	1,507	—	1,507	1,410

In progress	222,472	—	222,472	221,127
Distribution	52,177	—	52,177	51,306
Generation	33,014	—	33,014	30,570
Transmission	2,467	—	2,467	1,554
Management	134,814	—	134,814	137,697
Intangible, net	838.232	(235.419)	602.813	604,437

17) — SUPPLIERS

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
Current
Wholesale supply and transport of electricity - Eletrobrás — energy from Itaipu	211,683	197,130	—	—
Furnas	52,014	68,366	—	—
CCEE	54,533	108,038	—	—
Other	273,587	212,364	—	—
	591,837	585,898	—	—
Materials and services	232,570	305,923	3,212	7,134
	824,407	891,821	3,212	7,134
Noncurrent
Wholesale electricity supply -
Purchase of “free energy” during the period of rationing	77	77	—	—
	77	77	—	—

Of the amounts owed to CCEE, a substantial part will be paid by September 2009, with inflation adjustment of the Selic plus 1.00% in interest per year. The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions for purchase of “free energy” during the period of rationing, may result in changes in the amounts recorded. See further information in Explanatory Note 22.

18) — TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
Current
Income tax	255,404	91,111	—	—
Social Contribution	91,432	22,924	—	—
ICMS tax	295,562	284,939	18,091	18,092
Cofins tax	76,008	78,050	—	9,377
Pasep	13,281	14,079	—	2,036
Social security system	16,415	18,159	1,382	1,434
Other	22,120	24,483	1,258	1,051
	720,222	533,745	20,731	31,990

Deferred obligations
Income tax	25,890	57,308	—	—
Social Contribution	9,330	20,498	—	—
Cofins tax	3,850	12,969	—	—
Pasep	836	2,813	—	—
	39,906	93,588	—	—
	810,128	627,333	20,731	31,990

Noncurrent
Deferred obligations
Income tax	217,525	202,114	—	—
Social Contribution	51,546	46,541	—	—
Cofins tax	139,061	83,965	—	—
Pasep	29,759	31,527	—	—
Others	6,793	7,238	—	—
	444,684	371,385	—	—

The net deferred obligations refer to the regulatory assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory matters, and are owed as and when these assets and liabilities are realized.

The noncurrent Pasep and Cofins obligations refer to the legal action challenging the constitutionality of the inclusion of the ICMS in the taxable amount for these taxes, with application for compensation of the amounts paid in the last 10 years. The Company has obtained an interim relief from the judiciary enabling it not to make the payment and authorizing payment into Court starting in 2008.

The noncurrent deferred obligations for income tax and the Social Contribution tax refer to recognition of financial instruments (FX variation and hedging transactions) by the cash method — these are due as and when realized, by payment or redemption.

19) — LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal			03/31/2009			12/31/2008
FINANCING SOURCES	maturity	Annual cost (%)	Currency	Current	Noncurrent	Total	Total
FOREIGN CURRENCY
ABN Amro Bank – N. (3)	2013	6.00	US$	1,910	115,760	117,670	117,025
ABN Amro Real S.A. (4)	2009	6.35	US$	17,709	—	17,709	17,391
Banco do Brasil – Various bonds (1)	2024	Various	US$	16,853	78,492	95,345	93,868
Banco do Brasil S.A. (5)	2009	3.90	JPY	91,516	—	91,516	100,160
Banco Paribas	2012	5.89	EURO	3,485	6,857	10,342	12,919
Banco Paribas	2010	Libor+ 1.875	US$	28,078	13,443	41,521	41,235
KFW	2016	4.50	EURO	2,213	14,213	16,426	17,087
Unibanco (6)	2009	6.50	US$	11,116	—	11,116	11,044
Unibanco (7)	2009	5.50	US$	4,817	—	4,817	4,796
Unibanco (8)	2009	5.00	US$	20,201	—	20,201	20,141
Brazilian Treasury (10)	2024	Libor+ Spread	US$	6,340	29,299	35,639	39,909
Santander (13)	2009	7.00	US$	6,196	—	6,196	6,118
Banco do Brasil (13)	2009	8.66	US$	3,221	—	3,221	3,217
Banco InterAmericano del Desarrollo (13)	2026	4.20	US$	670	42,933	43,603	43,018
Other	2025	Various	Various	11,949	6,424	18,373	18,946
Debt in foreign currency				226,274	307,421	533,695	546,874

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00% of CDI	R$	200	75,000	75,200	75,241
Banco do Brasil	2009	111.00% of CDI	R$	124,938	—	124,938	121,038
Banco do Brasil	2013	CDI+ 1.70	R$	8,839	109,277	118,116	114,321
Banco do Brasil	2013	107.60% of CDI	R$	15,892	126,000	141,892	137,596
Banco do Brasil	2014	104.10% of CDI	R$	66,832	1,200,000	1,266,832	1,229,705
Banco Itaú – BBA	2014	CDI+ 1.70	R$	26,002	304,338	330,340	320,181
Banco Votorantim S.A.	2010	113.50% of CDI	R$	1,879	54,372	56,251	54,456
Banco Votorantim S.A.	2013	CDI+ 1.70	R$	2,317	101,315	103,632	103,000
BNDES	2026	TJLP+2.34	R$	95	107,089	107,184	—
Bradesco	2014	CDI+ 1.70	R$	34,991	379,073	414,064	401,021
Debentures (12)	2009	CDI+ 1.20	R$	368,897	—	368,897	357,472
Debentures (12)	2011	104.00% of CDI	R$	12,492	238,816	251,308	243,950
Debentures – Minas Gerais State Govt.	2031	IGP—M	R$	—	33,921	33,921	32,936
Debentures (12)	2014	IGP—M+ 10.50	R$	26,557	303,073	329,630	324,641
Debentures (12)	2017	IPCA+ 7.96	R$	9,566	432,393	441,959	427,784
Eletrobrás	2013	FINEL+ 7.50–	R$	12,343	45,258	57,601	60,799
Eletrobrás	2023	UFIR, RGR+ 6.0–8.0	R$	42,453	314,593	357,046	369,632
Santander	2013	CDI+ 1.70	R$	1,840	79,673	81,513	81,119
Unibanco	2009	CDI+ 2.98	R$	110,997	—	110,997	107,081
Unibanco	2013	CDI+ 1.70	R$	24,105	309,285	333,390	322,636
Banco do Nordeste do Brasil	2010	TR+ 7.30	R$	74,368	15,009	89,377	104,950
Unibanco (2)	2013	CDI+ 1.70	R$	9,418	73,587	83,005	80,328
Itaú and Bradesco (9)	2015	CDI+ 1.70	R$	68,109	882,809	950,918	990,280
Banco de Desenvolv. de Minas Gerais	2025	10.00	R$	695	9,517	10,212	10,372
Banco do Brasil S.A. (14)	2020	TJLP+ 2.55	R$	1,745	27,677	29,422	28,794
Unibanco S.A. (14)	2021	TJLP+ 2.55	R$	254	3,930	4,184	4,062
BNDES – Finem (10)	2014	TLJP+ 4.30	R$	21,099	92,886	113,985	108,266
Debentures I and IV (10)	2010/2015	TJLP+ 4.00	R$	3,915	26	3,941	6,047
Debentures V (10)	2014	CDI+ 1.50	R$	13,437	230,201	243,638	245,722
CCB Bradesco (10)	2017	CDI+ 0.85	R$	6,706	112,500	119,206	116,004
ABN Amro (10)	2010	CDI+ 0.95	R$	232	20,000	20,232	20,980
Bc. Regional Desenv. do Extremo Sul (16)	2022	TJLP+ 4.55	R$	257	3,101	3,358	3,253
Unibanco (16)	2021	TJLP+ 4.55	R$	87	1,051	1,138	1,323
Banco Itaú (16)	2022	TJLP+ 4.55	R$	261	3,154	3,415	3,454
Unibanco S.A. (16)	2022	IGPM+ 9.85	R$	226	1,980	2,206	2,239
BNDES (17)	2033	TJLP+ 2.4	R$	—	79,685	79,685	—
BNDES – A/B/C/D Principal Subcredits	2014/2016	Various	R$	22,242	128,339	150,581	155,484
Other	2007/2017	Various	R$	6,819	23,407	30,226	31,697
Debt in Brazilian currency				1,121,105	5,922,335	7,043,440	6,797,864
Total, consolidated				1,347,379	6,229,756	7,577,135	7,344,738

(1)	Interest rates vary: 2.00 to 8.00% per year. Six-month Libor plus spread of 0.81 to 0.88% per year.
(2)	Loans of the holding company.
(3) to (8)	Swaps for exchange of rates were contracted.
The following are the rates for the loans and financings taking the swaps into account:
(3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of CDI; (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.
(9)	Refers to the senior units of the Credit Rights funds. See Explanatory Note 14.
(10)	Loans, financings and debentures of RME (Light S.A.).
(11)	Consolidated loans and financings of the transmission companies acquired in August 2006.
(12)	Nominal, book-entry unsecured debentures not convertible into shares, without guarantee.
(13)	Financing of Transchile.
(14)	Financing of Cachoeirão.
(15)	Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.
(16)	Consolidated loans and financings of Lumitrans, subsidiary of EATE.
(17)	Loan taken on by the holding company jointly with Madeira Energia.

The consolidated composition of loans, by currency and indexor, with the respective amortization is as follows:

	2009	2010	2011	2012	2013	2014	2015	2016	2017 and after	Total
Currency
US dollar	128,057	60,703	46,837	42,869	38,899	6,345	2,801	2,801	81,202	410,514
Euro	3,984	5,458	5,458	3,745	2,030	2,030	2,031	2,032	—	26,768
Yen	91,516	—	—	—	—	—	—	—	—	91,516
UMBNDES (**)	657	582	422	422	422	422	422	422	1,126	4,897
	224,214	66,743	52,717	47,036	41,351	8,797	5,254	5,255	82,328	533,695

Indexors
IPCA (Expanded Consumer Price Index)	9,566	—	—	—	—	—	144,131	144,131	144,131	441,959
Ufir (Fiscal Reference Unit)	33,280	45,862	47,126	43,646	38,082	37,141	35,952	30,622	47,520	359,231
Interbank CD rate – CDI	893,925	634,374	726,372	941,464	1,087,379	642,486	231,087	18,750	18,750	5,194,587
Eletrobrás Finel index	9,257	12,343	12,343	12,343	11,315	—	—	—	—	57,601
URTJ (*)	35,524	48,967	51,054	51,054	51,054	49,854	25,414	20,461	158,001	491,383
IGP-M Inflation Index	27,918	1,659	1,640	1,640	1,640	304,691	1,072	1,012	41,631	382,903
UMBNDES (**)	2,351	3,513	3,641	3,641	3,641	3,641	633	—	—	21,061
TR Reference Interest Rate	55,797	33,580	—	—	—	—	—	—	—	89,377
Others (IGP-DI, INPC) (***)	2,800	125	250	592	592	715	264	—	—	5,338
	1,070,418	780,423	842,426	1,054,380	1,193,703	1,038,528	438,553	214,976	410,033	7,043,440
	1,294,632	847,166	895,143	1,101,416	1,235,054	1,047,325	443,807	220,231	492,361	7,577,135

(*)                                 URTJ = Interest Rate Reference Unit.

(**)                          UMBNDES = BNDES Monetary Unit.

(***)                   IGP-DI — General Price Index (domestic availability).

INPC — National Consumer Price Index.

The principal currencies and indexors used for monetary updating of the loans, financings and debentures varied as follows:

	Change in quarter		Change in quarter
	ended 03/31/2009		ended 03/31/2009
Currency	%	Indexors	%
US dollar	(0.93)	IGP-M	(0.92)
Euro	(4.94)	Finel	(0.18)
Yen	(9.51)	CDI	2.85
		Selic	2.90
		UMBNDES	(0.79)

The movement on loans, financings and debentures is as follows:

	Consolidated	Holding
Balance at end of year 2008	7,344,738	80.328
Loans and financings	192,367	—
Monetary and FX variation	10,820	—
Financial charges provisioned	175,582	2.677
Financial charges paid	(33,832)	—
Charges capitalized	1,987	—
Adjustment to present value	1,825	—
Amortization of financings	(116,352)	—
Balance at March 31, 2009	7,577,135	83,005

20) — REGULATORY CHARGES

	Consolidated
	03/31/2009	12/31/2008
Global Reversion Reserve – RGR	35,135	34,385
CCC – Fuel Consumption Account	21,189	47,884
Energy Development Account – CDE	37,596	33,927
Eletrobrás – Compulsory loan	1,207	1,207
Aneel inspection charge	3,619	3,495
Energy efficiency	182,131	171,760
Research and development	156,326	145,898
Energy system expansion research	2,213	20,696
National Scientific and Technological Development Fund	4,210	41,182
Alternative Energy Program – Proinfa	2,024	8,922
	445,650	509,356

Current assets	425,344	488,835
Noncurrent liabilities	20,306	20,521

21) — POST-EMPLOYMENT OBLIGATIONS

a) The Forluz Pension Fund

Cemig is sponsor of Forluz — the Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income supplementing retirement and pension, in accordance with the private pension plan to which they are linked.

The actuarial obligations and assets of the plan on December 31, 2004 were segregated between Cemig, Cemig GT and Cemig D on the basis of the allocation of the employees to each of these companies.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Forluz makes the following supplementary pension benefit plans available to its participants:

Mixed Social Security Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service and defined-benefit coverage for disability or death of the active participant, and also on receipt of benefits for time of contribution. The contributions of the Sponsor are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with characteristics of defined contribution, and their respective assets, in the same amount of R$ 2,385,225, as ascertained on March 31, 2009 are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. In the case of the assets, this benefit was deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the Official Social Security benefit. After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Authority (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the Defined Benefit Plan.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Separation of the Health Plan

On August 28, 2008, the Executive Board of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was the SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not simultaneously inscribed in the pension and retirement plans. To protect the interests of its participants, and also to comply with the SPC’s ruling, Forluz opted to separate the activities, keeping the present dental and pension plans within itself. The period planned for conclusion of the process of separation of the health plan is 12 months, during which time all the existing coverage and benefits will be maintained.

Amortization of actuarial obligations

Part of the consolidated actuarial obligation with post-employment benefits in the amount of R$ 935,727 of March 31, 2009 (R$ 941,912 on December 31, 2008) was recognized as an obligation payable by Cemig and its subsidiaries mentioned and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). After the third Amendment to the Contract of Forluz, the amounts began to be adjusted only by the Expanded National Consumer Price Index (IPCA) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% p.a.

The liabilities and the expenses recognized by Light in connection with the Supplementary Retirement Plan, Health Plan, Dental Plan and Life Insurance are adjusted in accordance with the terms of Decision CVM 371 and the Opinion prepared by independent actuaries. Thus, the financial updating of the obligation in the debt agreed with Forluz, mentioned in the previous paragraph, did not produce accounting affects in Cemig’s income statement. The last actuarial valuation was effected in relation to the base date December 31, 2008.

The Braslight Pension Fund

Light, a subsidiary of RME, is the sponsor institution of Braslight (Fundação de Seguridade Social Braslight), a non-profit private pension plan entity whose purpose is to guarantee revenue to the employees of the company linked to the Foundation and to provide pension to their dependents.

Braslight was instituted in April 1974, and has three plans — A, B and C — put in place in 1975, 1984 and 1998 respectively. About 96% of the active participants of the other plans have migrated to plan C.

In plans A and B the benefits are of the defined benefit type. In plan C, which is of the mixed type, the programmable benefits (retirement not arising from invalidity and the respective reversion to pension) during the capitalization phase are of the defined contribution type, without any link to the INSS, and the risk benefits (illness assistance, retirement for invalidity and pension for death of an active participant, invalid and receiving illness assistance), as well as those of continued income, once granted, are of the defined benefit type.

On October 2, 2001, the Private Pension Plans Authority approved a contract for solution to the technical deficit and the refinancing of the reserve to be amortized relating to the pension plans of Braslight, which were recorded in full. This is being paid in 300 monthly installments, starting from July 2001, updated by the variation of the IGP-DI inflation index and interest of 6.00% per year, totaling R$ 1,018,000 at March 31, 2009 (R$1,032,161 on December 31, 2008). The effect on the company’s consolidated results is of the portion corresponding to 25% of this amount, as per proportional consolidation.

The movement in the net liabilities has been as follows:

	Pension plans and supplementary retirement plans		Health	Dental	Life
Consolidated	Forluz	Braslight	Plan	Plan	Insurance	Total
Net liabilities on December 31, 2008	433,770	258,040	337,230	15,608	435,153	1,479,801
Expenses recognized in the result	2,389	2,298	17,839	1,105	10,356	33,987
Contributions paid	(32,251)	(5,838)	(2,306)	(186)	(8,522)	(49,103)
Net liabilities on March 31, 2009	403,908	254,500	352,763	16,527	436,987	1,464,685

Current liabilities	77,069	23,445	—	—	—	100,514
Noncurrent liabilities	326,839	231,055	352,763	16,527	436,987	1,364,171

	Pension plans and supplementary retirement plans	Health	Dental	Life
Holding company	Forluz	Plan	Plan	Insurance	Total
Net liabilities on December 31, 2008	21,387	16,541	771	18,143	56,842
Expenses recognized in the result	50	756	50	561	1,417
Contributions paid	(1,646)	(431)	(10)	(151)	(2,238)
Net liabilities on March 31, 2009	19,791	16,866	811	18,553	56,021
					—
Current liabilities	4,016	—	—	—	4,016
Noncurrent liabilities	15,775	16,866	811	18,553	52,005

The amounts registered in current liabilities refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

22) — CONTINGENCIES FOR LEGAL PROCEEDINGS

Cemig and its subsidiaries are parties in court and administrative proceedings before various courts and government bodies, arising from the normal cause of business, involving tax, labor-law, civil and other issues.

Actions in which the company is creditor with chance of success rated “probable”

Pasep and Cofins — widening of the calculation base

The holding company has legal proceedings challenging the increase of the calculation base for the Pasep and Cofins taxes on financial revenue and other non-operational revenues, in the period from 1999 to January 2004, through Law 9718 of November 27, 1998, and has a judgment in favor at the first instance. In the event that this action is won in the final instance (subject to no further appeal) — the Federal Supreme Court has ruled in favor of the taxpayer on several similar cases — the gain to be registered in the results will be R$ 172,346, net of income tax and Social Contribution tax.

Actions in which the company is debtor

For those contingencies in which the chances of a negative outcome are rated “probable”, the company and its subsidiaries have constituted provisions for losses.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective proceedings are completed, will — if any — not significantly affect the result of operations or the financial position of the holding company nor the consolidated result.

	Consolidated
	Net balance	Additions			Payments	Balance on
	in 2008 (*)	(reversals)	Write-offs	Balance	into court	03/31/2009
Labor-law contingencies
Various	122,856	5,430	(1,530)	126,756	(18,534)	108,222

Civil
Personal damages	35,436	232	(29)	35,639	(17,990)	17,649
Tariff increases	104,480	16,914	(342)	121,052	—	121,052
Other	167,805	2,020	(581)	169,244	(8,965)	160.279

Tax
Finsocial	21,238	90	—	21,328	(1,615)	19,713
PIS and Cofins	57,987	759	—	58,746	—	58,746
ICMS Tax	19,153	2,857	—	22,010	—	22,010
Taxes and contributions — demandabilities suspended	76,781	1,412	—	78,193	—	78,193
Social Contribution	6,769	61	—	6,830	—	6,830
Social Security System	33,672	603	—	34,275	—	34,275
Other	19,709	400	—	20,109	(7,559)	12,550

Regulatory
Aneel administrative proceedings	55,843	1,280	—	57,123	(6,072)	51,051
Total	721,729	32,058	(2,482)	751,305	(60,735)	690,570

(*) Balance of Contingencies excluding amounts paid into Court.

	Holding company
	Net balance in 2008 (*)	Additions (reversals)	Write-offs	Balance	Payments into court	Balance on 03/31/2009
Labor-law contingencies
Various	75,450	4,309	—	79,759	(8,336)	71,423

Civil
Personal damages	27,635	—	(29)	27,606	(17,990)	9,616
Tariff increases	76,609	16,210	—	92,819	—	92,819
Other	93,686	1,146	—	94,832	(3,154)	91,678

Tax
Finsocial	21,238	90	—	21,328	(1,615)	19,713
ICMS Tax	—
Taxes and contributions – demandabilities suspended	76,781	1,412	—	78,193	—	78,193
Social Security System	1,064	26	—	1,090	—	1,090
Other	12,770	304	—	13,074	(5,130)	7,944

Regulatory
Aneel administrative	12,129	353	—	12,482	(6,072)	6,410
Total	397,362	23,850	(29)	421,183	(42,297)	378,886

(*) Balance of Contingencies excluding amounts paid into Court.

Some details on the provisions constituted are as follows:

(a)   Labor-law contingencies

The complaints under the labor laws refer basically to disputes on overtime and additional payments for dangerous working conditions, as well as property damage and “moral damages” (damages for pain and suffering).

(b)   Civil disputes — tariff increase

Several industrial consumers filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig makes its estimates of the amounts to be provisioned based on the disputed amounts billed, and based on recent judicial decisions. The total value of the exposure of Cemig and its subsidiaries in this matter, 100% provisioned, is R$ 121,052.

One of the industrial consumers that is Plaintiff in a legal action against the company as a result of the issue mentioned above had been granted a Court injunction preventing interruption of supply of electricity to its facilities. On February 19, 2009, the Higher Appeal Court accepted Cemig’s application for the effects of the injunction to be suspended, on the view that it is not possible to impose on Cemig continuity of distribution of electricity without its receiving money for the service.

(c)   PIS and Cofins taxes

Light, controlled by RME, has challenged the changes made by Law 9718/98 in the system of calculation of the PIS and Cofins taxes, in relation to the expansion of the basis of calculation of those taxes and increase of the rate of Cofins from 2% to 3%.

On March 31, 2009 the amount of R$ 54,289 (R$ 53,559 on December 31, 2008) remains provisioned in relation to the increase of the Cofins tax rate from 2% to 3%.

The amounts given above correspond to 25% of the total, in accordance with the proportional consolidation as recorded.

ICMS tax

Since 1999, Light has undergone various inspections by the tax authority of Rio de Janeiro State in relation to the ICMS (value added tax charge by states). The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. Management, based on the opinion of its counsel and calculation of the amounts involved in the infringement notices, believes that only a part of these amounts represents “probable” risk of loss, and the amount of R$ 22,010 (R$ 19,153 on December 31, 2008) is provisioned.

(e)   Taxes and contributions — demandabilities suspended

The provision constituted of R$ 78,193 (R$ 76,781 on December 31, 2008) refers to the deduction in the calculation base for corporate income tax of the expense on the Social Contribution tax paid since 1998. Cemig has been awarded an injunction by the 8th Court of the Federal Judiciary, on April 17, 1998, allowing it not to pay this tax.

Social Security System

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for alleged subsidiary responsibility to withhold payments at source on services of contractors and the incidents of the social security contribution on employees’ profit shares.

Light challenged the legality of Law 7787/89 which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989. As a result of the provisional remedy given by the Court, the Company has offset the amounts payable for social security contribution.

The chance of loss in the actions mentioned is rated “probable”, and the amounts provisioned for the actions brought by the INSS total R$ 33,184 (R$ 32,608 on December 31, 2008).

(g)   Aneel administrative proceedings

On January 9, 2007, Aneel notified Cemig D that it considered certain criteria adopted by the company in calculation of the revenue from the subsidy support for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 44,641.

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The company presented a defense and rates the chance of loss in this action, in the amount of R$ 6,749, as “probable”.

(h)   Others

This refers to various claims by people alleging damages, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at March 31, 2009 represents the potential loss on these claims.

(i)    Actions in which the chance of loss is rates “possible” or “remote”

Cemig and its subsidiaries are disputing other actions in the courts for which it rates the chance of a loss in the action to be “possible” or “remote”. The following are some details of the most significant actions:

(i) Income tax and Social Contribution on post-employment benefits

The Federal Tax Authority, on October 11, 2001, issued a Notice of Infringement, in the updated amount of R$ 323,199, as a result of the use of tax credits which resulted in the rectification, reducing taxes payable, of the income tax declarations for 1997, 1998 and 1999. The income tax returns were rectified as a result of the change in the method of accounting of the post-employment benefit liabilities. The additional post-employment benefits which resulted from the changes in the method of accounting were recognized in the tax years rectified, resulting in a tax loss and a negative basis for calculation of the Social Contribution.

Cemig presented an administrative appeal in the Finance Ministry Taxpayers’ Council, obtaining a favorable decision for the years of 1997 and 1998 and an adverse decision in relation to the year 1999. This adverse decision would result in a reduction of the tax loss carryforward, registered as tax credits, in the historic amount of R$ 29,115. The tax credits were not reduced, and a provision for contingencies for any losses as a result of this decision was not made, since Cemig believes that it has solid legal argument and grounds for the procedures adopted for recovery of the said tax credits in the Courts. Thus, it rates the chance of loss in this action “remote”.

The tax credits constituted, mentioned in the previous paragraph, were used by Cemig to offset federal taxes and contributions paid in the business years of 2002 and 2003. Due to this fact, Cemig had the offsetting proceedings refused by the federal tax authority and would be exposed to an additional penalty, updated to March 31, 2009 of R$ 289,620. With the decision of the Taxpayers’ Council, mentioned above, Cemig considers that the refusal of this process of offsetting becomes null. Thus, no contingency provision was constituted to meet any losses, since Cemig believes that it has solid legal grounds for the procedures adopted and rates the chance of loss in this action “remote”.

(ii) Tax on Inheritance and Donations (ITCMD)

The State of Minas Gerais sued the Company for non-payment of the tax on inheritance and donation (ITCMD) in relation to the contributions of consumers the amount of which on March 31, 2009 was R$ 142,535. No provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The expectation of loss attributed to this action is “remote”.

(iii) Acts of the Regulatory Agency and the Federal Audit Board

Aneel filed an administrative action against Cemig stating that the company owes R$ 1,066,419 to the federal government as a result of an alleged error in the calculation of credits under the CRC (“Results Compensation”) Account (credits in favor of Cemig from the federal government). On October 31, 2002 ANEEL issued a final administrative decision against Cemig. On January 9, 2004 the National Treasury issued a claim against the Company for collection of the debit. Cemig did not make the payment because it believes that it has arguments on the merit for defense in the Courts and, thus, has not constituted a provision for this action. The chance of loss in this action is rated “possible”.

(iv) Social Security and tax obligations — indemnity for the “Anuênio” and profit shares.

In 2006 Cemig and its subsidiaries Cemig GT and Cemig D paid an indemnity to the employees in the amount of R$ 177,685, in exchange for the rights to future payments known as the “Anuênio” which would be incorporated into future salaries. The company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the Federal Tax Authority and the National Social Security Institution, the company and its subsidiaries decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 158,748. This has been posted in Payments into Court. No provision was made for possible losses in this matter since the company and its subsidiaries rate the chance of loss in this action as “possible”.

In September 2006 Cemig was notified by the INSS as a result of the non-payment of the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing the amount of R$ 115,101. Cemig has appealed, in administrative proceedings, against the decision. No provision has been constituted for possible losses and Cemig believes it has arguments on the merit for defense, and the expectation of loss in this action is considered to be “possible”.

(V) ICMS

Since 2002 the Company has received a subsidy contribution from Eletrobrás in relation to the discounts given to low-income consumers. The Minas Gerais State Tax Authority served an infringement notice on Cemig, relating to the period from 2002 to 2005, on the argument that the subsidy contribution should be subject to the ICMS tax. The potential for loss in this action is R$ 134.515, not including any ICMS tax that might be demanded by the Authority relating to period subsequent to the infringement notice. No provision was constituted for the result of this dispute, since Cemig believes the legal obligation is non-existent and that it has arguments on the merit for defense against this demand. The chance of loss in this action is rated “possible”.

Cemig was served an infringement notice, as co-defendant, in which the Minas Gerais State Tax Authority demanded payment of in R$ 44.976 in ICMS tax on sales of excess electricity by industrial consumers during the period of electricity rationing. If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The chance of loss in this action is rated “possible”.

(vi) Tax on services (ISS)

Cemig is involved in litigation with the Prefecture of Belo Horizonte on criteria for applicability of the ISS tax on services performed by the company. The amount involved in the action is R$ 33.614. No provision has been constituted for possible losses. Cemig believes it has arguments on the merit for defense, and the chance of loss in this action is rated “possible”.

(vii) Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders Aneel and the CCEE to comply with the claim by AES Sul and recalculate the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 84,940. On November 9, 2008 the company obtained an injunction from the Regional Federal Court suspending the obligation to deposit the amount claimed as a result of the Special Financial Settlement effected by the CCEE. No provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The chance of loss in this action is rated “possible”.

(viii) Environmental complaints

An environment association, through a public civil action, claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Plant. The amount involved in the action is R$ 977,163. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions. The chance of loss in this action is rated “possible”.

(ix) Civil claims — consumers

Several consumers and the Public Attorney of the State of Minas Gerais have brought civil actions against Cemig contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers; the Extraordinary Tariff Recomposition; and the inflation index used to increase the tariff for electricity in April 2003; — requesting 200% reimbursement on the amounts considered to be charged in error by the company. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions.

Cemig is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$ 837,580. The Company believes it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. The likelihood of loss in this action is considered “possible”.

A public action challenging the Conduct Adjustment Undertaking between Cemig and the Public Attorneys’ Office demands return to the public funds of the amounts paid to the contractors providing services to the company that carried out the Light for Everyone Program. The amount involved in the action is R$ 1,497,813. The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. The chance of loss in this action is rated “possible”.

In addition to the issues described above, Cemig and its subsidiaries are involved, as plaintiff or defendant, in other cases, of less importance, related to the normal course of their operations. The management believes that it has adequate defense for this litigation, and does not expect any significant losses, relating to these issues, that might have an adverse effect on the company’s financial position or on the consolidated result of its operations.

23) – STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

Balance at December 31, 2008	9.351.634
Interest on Equity	336.242
Balance on 31 March 2009	9.687.876

Stockholders’ Agreement

In 1997 the Government of the State of Minas Gerais sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this transaction the State of Minas Gerais and Southern signed a Stockholders’ Agreement which among other provisions contained the requirement for a qualified quorum in decisions on significant corporate actions, certain changes to Cemig’s bylaws, issuance of debentures and convertible securities, distribution of dividends other than those specified in the bylaws, and changes in the stockholding structure.

In September 1999 the government of the State of Minas Gerais brought an action for annulment, of the stockholders’ agreement signed in 1997, with petition for anticipatory remedy. The Minas Gerais State Appeal Court annulled that Stockholders’ Agreement in 2003. Appeals brought by Southern are before the Brazilian federal courts.

Capital increase at General Meeting of Stockholders held in April 2009

The General Meeting of Stockholders held on April 29, 2009 approved an increase in the registered capital of CEMIG from R$ 2,481,508 to R$ 3,101,884, with issuance of new shares upon capitalization of R$ 606,454 of the balance of the Retained Earnings Reserve, and R$ 13,922 from the Capital Reserve, distributing to stockholders as a consequence a 25% stock bonus, in new shares of the same type as those held, with a nominal unit value of R$ 5.00.

24) – GROSS SUPPLY OF ELECTRICITY

These figures give total supply of electricity by type of consumer:

	(Not reviewed by independent auditors)
	Number of consumers (*)		MWh (*)		R$
	03/31/2009	03/31/2008	1Q09	1Q08	1Q09	1Q08
Residential	9.108.642	8.815.400	2.446.236	2.236.580	1.072.401	1.149.276
Industrial	86.506	86.349	5.593.627	6.101.503	869.588	891.848
Commercial, services and others	852.082	832.761	1.566.568	1.477.530	636.899	667.921
Rural	535.560	569.093	455.518	456.423	96.987	137.545
Public authorities	64.356	61.495	258.624	236.587	104.450	95.904
Public illumination	3.286	2.790	311.294	301.901	71.455	81.887
Public service	9.696	9.211	327.063	330.386	85.177	91.881
Sub-total	10.660.128	10.377.099	10.958.930	11.140.910	2.936.957	3.116.262
Own consumption	1.168	1.151	12.815	13.106	—
Subsidy for low-income consumers	—	—	—	—	144.203	41.142
Retail supply not invoiced, net	—	—	—	—	(39.536)	99.190
	10.661.296	10.378.250	10.971.745	11.154.016	3.041.624	3.256.594
Supply to other concession holders (**)	82	82	2.748.037	2.712.266	270.055	294.355
Transactions in energy on the CCEE	—	—	832.304	152.163	89.449	24.294
Effect of the Definitive Tariff Adjustment (***)	—	—	—	—	(264.625)	—
Total	10.661.378	10.378.332	14.552.086	14.018.445	3.136.503	3.575.243

(*)                                 The consumers column Includes 100% of the consumers of Light, subsidiary of RME.

The MWh column includes 25.00% of the total MWh sold by Light.

(**)                          Includes Sale Contracts in the Regulated Market (CCEARs) and “bilateral contracts” with other agents.

(***)                   See Note 32.

25)     REVENUE FOR USE OF THE NETWORK — FREE CONSUMERS

The TUSD revenue is primarily from charges of a tariff to free consumers, which have bought electricity, for the use of the distribution network.

	Consolidated
	03/31/2009	03/31/2008
Tariff for use of the Electricity Distribution Systems (TUSD)	274.055	309.353
Revenue from use of the basic network	149.500	155.616
Revenue from connection to the system	28.537	16.623
	452.092	481.592

Under some of the concession contracts established with Aneel, the revenues to be earned in the final 15 years of the said contracts are 50.00% lower than those in the first 15 years of the concession. The company recognizes the revenues from these concessions in accordance with those contracts.

26) — OTHER OPERATIONAL REVENUES

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Retail supply of gas	72,039	92,039	—	—
Charged service	3,663	3,093	—	—
Telecommunications services	28,990	22,957	—	—
Services provided	13,837	14,874	—	—
Rental and leasing	16,475	10,994	84	97
Other	3,264	2,345	—	—
	138,268	146,302	84	97

27) — DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated
	03/31/2009	03/31/2008
Taxes on revenue
ICMS tax	740,065	785,265
Cofins tax	281,339	344,314
PIS and Pasep taxes	54,131	73,133
Other	1,021	571
	1,076,556	1,203,283
Charges passed through to the consumer
Global Reversion Reserve — RGR	43,730	42,855
Energy Efficiency Program — PEE	8,196	10,141
Energy Development Account — CDE	93,462	97,387
Fuel Consumption Charge — CCC	122,620	77,225
Research and Development — R&D	6,355	6,933
National Scientific and Technological Development Fund — FNDCT	6,385	7,174
Energy System Expansion Research (EPE / Energy Ministry)	3,237	3,480
	283,985	245,195
	1,360,541	1,448,478

Cemig pays ICMS applicable to “Portion A” and to the Deferred Tariff Adjustment in conformity with the invoicing of amounts on the consumer’s electricity invoice.

28) — OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
OPERATIONAL COSTS AND EXPENSES
Personnel expenses (a)	298,021	284,363	5,776	3,880
Post-employment obligations	33,987	61,668	1,417	2,796
Materials	25,976	48,271	40	34
Outsourced services	160,659	144,752	2,428	1,352
Energy purchased for resale (b)	671,842	725,366	—	—
Depreciation and amortization	171,042	201,481	46	74
Financial compensation for use of water resources	36,118	33,786	—	—
Operational provisions (c)	53,487	96,353	20,981	40,822
Charges for the use of the basic transmission grid	204,191	172,324	—	—
Gas purchased for resale	39,314	53,420	—	—
Other operational expenses, net (d)	62,043	52,908	9,751	1,286
	1,756,680	1,874,692	40,439	50,244

(a)   PERSONNEL EXPENSES

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Remuneration and salary-related charges and expenses	277,477	250,297	4,384	2,318
Supplementary pension contributions — defined contribution plan	17,694	17,198	744	685
Assistance benefits	30,931	29,950	656	724
	326,102	297,445	5.784	3,727
Permanent Voluntary Dismissal Program (PPD)	(2,219)	6,112	(8)	153
(—) Personnel costs transferred to works in progress	(25,862)	(19,194)	—	—
	(28,081)	(13,082)	(8)	153
	298,021	284,363	5,776	3,880

Program for employee resignations

The Voluntary Dismissal Program (PPD)

The company has a Voluntary Dismissal Program (PPD), which is permanent, and applicable to spontaneous rescissions of employment contracts by employees. Among the principal financial incentives of the program are payment of 3 times the gross amount of monthly remuneration, and 6 months’ contributions to the Health Plan after leaving the company, deposit of the 40% “penalty” payment due on the balance of the FGTS upon termination of an employment contract, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

Since this program was put in place in March 2008, 679 employees have subscribed to it (143 of Cemig GT, 523 of Cemig D, and 13 of Cemig, the holding company). An expense has been recognized for the financial incentives under the program, recognized in full in the 2008 income statement.

	Consolidated
	03/31/2009	03/31/2008
(b) ELECTRICITY PURCHASED FOR RESALE
From Itaipu Binacional	225,307	230,439
Short-term energy	15,564	87,085
Proinfa	27,969	17,846
“Initial contracts”	1,892	—
“Bilateral Contracts”	120,272	96,020
Energy acquired in auctions in the Regulated Market	235.430	251,386
Portion A	45.408	42,590
	671,842	725,366

The “Portion A” amounts refer to the transfer to the income statement of the respective amounts received in the tariff. See further information in Explanatory Note 6.

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
(c) OPERATIONAL PROVISIONS
Pension plan premiums	(1,481)	161	—	7
Provision (reversal) for credit of doubtful debts	29,097	42,923	(1,252)	(1,298)
Provision (Reversal) for labor-law contingencies	5,423	(627)	4,308	(2,865)
Reversal of Aneel administrative proceedings	1,279	642	353	(1,568)
Provision for legal contingencies — civil actions	13,495	30,316	13,495	26,851
Provision for civil actions on tariff increases	3,718	10,463	3,718	9,413
Other provisions	1,956	12,475	359	10,282
	53,487	96,353	20,981	40,822

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
(d) OTHER OPERATIONAL EXPENSES, NET
Leasing and rentals	9,558	7,797	141	89
Advertising	3,584	8,968	655	48
Own consumption of electricity	3,426	4,645	—	—
Subsidies and donations	3,684	3,638	240	150
Aneel inspection charge	10,679	10,433	—	—
Payments for concessions	2,318	4,326	—	—
Taxes and charges (IPTU, IPVA and others)	6,146	6,170	14	22
Insurance	583	1,940	35	32
Contribution to the MAE	1,221	974	1	1
Other expenses (Recovery of expenses)	20,844	4,017	8,665	944
	62,043	52,908	9,751	1,286

29) — NET FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
FINANCIAL REVENUES
Revenue from cash investments	66,383	53,863	6,588	555
Arrears penalty payments on electricity bills	27,513	50,708	—	—
Interest and monetary variation on accounts receivable from the Minas Gerais state government	40,006	39,278	—	—
Monetary variation of CVA	11,508	7,467	—	—
Monetary variation — General Agreement for the Electricity Sector	15,446	45,206	—	4,357
Monetary variation — Deferred Tariff Adjustment	1,777	25,897		—
FX variations	20,875	2,676	1	32
Pasep and Cofins taxes on financial revenues	(424)	(3,708)	—	—
Gains on financial instruments	547	6,792	—	—
Adjustment to present value	614		—	–
Gains on FIDC	—	—	9,415	11,435
Other	24,950	19,802	5,721	5,347
	209,195	247,981	21,725	21,726

FINANCIAL EXPENSES
Charges on loans and financings	(199,809)	(194,718)	(2,677)	(2,392)
Monetary variation — General Agreement for the Electricity Sector	(1,273)	(11,852)	—	—
Monetary variation of CVA	(1,835)	(4,806)	—	—
FX variations	2,584	(10,496)	(3)	(3)
Monetary variation — loans and financings	(3,816)	(24,019)	—	—
CPMF tax. reversal	—	(5,774)	—	(1,612)
Provision (reversal) for losses on recovery of Extraordinary Tariff
Recomposition and “free energy” amounts — updating	8,722	(15,987)	—	(4,357)
Losses on financial instruments	(21,270)	(11,793)	—	—
Reversal of provision for PIS and Cofins taxes on Revenue	(2,107)		—	—
Other	(28,148)	(47,648)	(7,206)	(17,958)
	(246,952)	(327,093)	(9,886)	(26,322)

NET FINANCIAL REVENUE (EXPENSES)	(37,757)	(79,112)	11,839	(4,596)

The Pasep and Cofins expenses apply to financial revenues on regulatory assets and Interest on Equity.

30) — RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Holding company and Consolidated
	ASSETS		LIABILITIES		REVENUES		EXPENSES
	31/03/	31/12/	31/03/	31/12/	31/03/	31/12/	31/03/	31/12/
COMPANIES	2009	2008	2009	2008	2009	2008	2009	2008

Cemig Distribuição S.A.
Interest on Equity and dividends	682.227	682.227	—	—	—	—	—	—
Affiliated or subsidiary companies, or parent company	13.369	12.117	10.372	9.967	—	—	—	—

Cemig Geração e Transmissão S.A.
Interest on Equity and dividends	539.042	539.042	—	—	—	—	—	—
Affiliated or subsidiary companies, or parent company	394	394	34	36	—	—	—	—

Light S.A.
Interest on Equity and dividends	65.112	61.922		—	—

Minas Gerais state government
Consumers and Traders (1)	2.269	1.616	—	—	19.051	17.878	—	—
Taxes offsettable – ICMS – current (2)	172.342	165.307	286.540	281.134	598.178	659.384	—	—
Accounts receivable from Minas Gerais state govt. – CRC (3)	1.770.926	1.800.873	—	—	30.592	27.843	—	—
Taxes offsettable - ICMS - noncurrent (2)	80.191	79.170	—	—	—	—	—	—
Consumers and resellers (4)	10.416	17.200	—	—	—	—	—	—
Interest on Equity and dividends	—	—	—	—	—	—	—	—
Debentures (5)	—	—	33.921	32.936	—	—	(841)	(1.411)
Receivables fund – FIDC (6)	—	—	950.918	990.280	—
Financings – BDMG (7)	—	—	10.212	19.957	—	—	—	—

Forluz					—
Post-employment obligations – current (8)	—	—	77.069	74.969	—		(31.689)	(51.969)
Post-employment obligations – noncurrent (8)	—	—	1.133.116	1.146.791
Other	—	—	33.087	73.133
Personnel (9)	—	—		—	—		(17.588)	(17.198)
Current administration expense (10)	—	—		—	—		(4.250)	(4.138)
					—
Others					—
Interest on Equity and dividends	150.087	153.631		—	—
Affiliated and subsidiary companies, or parent companies	10.463	5.356	—	—

Main material comments on the above transactions:

(1)

Sale of electricity to the Government of the State of Minas Gerais. Transactions were carried out on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the energy is that defined by Aneel through a resolution referring to the company’s annual tariff adjustment. The balance of R$ 10,416 on March 31, 2009 in the short and long term, includes amounts receivable from Copasa, which were renegotiated for payment in 96 months.

(2)

The transactions with ICMS tax posted in the financial statements refer to transactions for sale of electricity and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(3)	Input of the CRC credits into a Receivables Investment Fund in senior and subordinated units. See further information in Explanatory Note 14.
(4)

A substantial portion of the amount refers to the renegotiation of the debt arising from the sale of electricity to Copasa, with payment scheduled up to September 2012 and financial updating by the IGP-M index + 0.5% p. a.

(5)

Private issue of debentures not convertible into shares in the amount of R$ 120.000, updated by the IGP-M Inflation Index, for conclusion of the Irapé hydroelectric plant, with redemption after 25 days from date of issue. The amount at December 31, 2008 was adjusted to present value, as per Explanatory Note 21.

(6)

Senior units held by third parties, in the amount of R$ 900.000, amortized in 20 six-monthly installments, from June 2006, with updating by the CDI rate plus 1.7% interest per year. See further information in Explanatory Note 12.

(7)

Financings of the subsidiaries Transudeste and Transirapé with maturity in 2019 (TJLP long-term interest rate + 4.5% p. a. and UMBNDES 4.54% p. a.), and of Transleste, in 2017 and 2025 (rate 5% p. a. and 10% p. a.).

(8)

Part of the contracts of Forluz are adjusted by the IPCA (Amplified Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees of Cemig GT and Cemig D, excluding productivity factors, plus 6% p. a., with amortization up to 2024. See further information in Explanatory Note 23.

(9)

Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 23), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(10)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

See further information on the principal transactions in Explanatory Notes 4, 9, 12, 19, 20, 22, 23, 24 and 28.

31) — FINANCIAL INSTRUMENTS

Financial instruments used by Cemig are restricted to cash and cash equivalents, consumers and traders, amounts receivable from the Minas Gerais state government, loans and financings, debentures, and currency swaps. The gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recognized initially at fair value and are classified as follows:

•                  Held for trading: In this category are cash investments and derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the income statement.

•                  Receivable: In this category are credits receivable from consumers and traders, and credits receivable from the government of Minas Gerais State. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method. Gains or losses are recognized in the income statement as and when they take place.

•                  Derivative financial instruments: These are measured at fair value and the effects are recorded directly in the income statement.

a) Management of risks

The management of corporate risks is a management tool that is part of the practices of corporate governance and aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, with the aim of implementing guidelines and monitoring the financial risk of transactions which might negatively affect the Company’s liquidity and profitability, recommending strategies for protection (hedge) in relation to foreign exchange, interest rate and inflation. These are effectively in line with the Company’s strategy.

Cemig’s principal exposure risks are discussed below:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the Real, with significant impact on indebtedness, profit and cash flow. To reduce the Company’s exposure to increases in exchange rates, on March 31, 2009 CEMIG had hedge transactions contracted which are described in more detail in item b.

The net exposure to exchange rates is as follows:

	Consolidated and Holding company
EXPOSURE TO EXCHANGE RATES	03/31/2009	12/31/2008

US Dollar (Note 19)
Loans and financings	410,514	411,479
(-) Hedge and swap transactions (*)	(61,909)	(63,198)
	348,605	348,281
Yen (Note 20)
Loans and financings	91,516	100,160
(-) Hedge transactions	(90,543)	(100,037)
	973	123
Other foreign currencies (Note 19)
Loans and financings
Euro	26,768	30,006
Other	4,897	5,229
	31,665	35,235
Net liability exposure	381,243	383,639

(*) Includes the contracted transaction for R$ 75,000

The Company estimates that, in a probable scenario, the appreciation of the exchange rates of the foreign currencies against the Real at the end of 2009 will be 1.50%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively — scenarios which we assess as “possible” and “remote”, respectively.

Risk — FX exposure	Base Scenario	“Probable” scenario	“Possible” Scenario: FX Depreciation 25.00%	“Remote” Scenario: FX Depreciation 50.00%

US dollar
Loans and financings	410,514	416,684	521,299	625,913
( — ) Hedge and swap transactions	(61,909)	(62,840)	(78,616)	(94,393)
	348,605	353,845	442,683	531,520
Yen
Loans and financings	91,516	92,892	116,213	139,535
( — ) Hedge transactions	(90,543)	(91,904)	(114,978)	(138,051)
	973	988	1,236	1,484
Euro
Loans and financings
Others	26,768	27,170	33,675	40,433
	4,897	4,971	6,161	7,397
Net liability exposure	381,243	382,003	477,593	573,436

Net effect of FX depreciation		(5,731)	(102,510)	(199,590)

Interest rate risk

Cemig and its subsidiaries were exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 96,364 at March 31, 2009 (R$ 109,272 on December 31, 2008).

In relation to the risk of increase of domestic interest rates, the Company’s exposure arises from its liabilities indexed to interest rates, which are as follows:

	Consolidated		Holding company
EXPOSURE TO BRAZILIAN INTEREST RATES	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Assets
Cash investments (Note 3)	2,614,275	1,953,165	210,132	239,545
Regulatory assets (Note 5)	1,740,596	1,642,528	—	—
	4,354,871	3,595,693	210,132	239,545
Liabilities
Loans, financings and debentures (Note 19)	(5,194,587)	(5,122,700)	(83,005)	(80,328)
Regulatory liabilities (Note 5)	(623,789)	(668,916)	—	—
Hedge and swap transactions (Note 31)	(152,452)	(162,235)	—	—
	(5,970,828)	(5,953,851)	(83,005)	(80,328)
Net liability exposure	(1,615,957)	(2,358,158)	127,127	159,217

In relation to the most significant interest rate risk of an increase of SELIC, the Company estimates that, in a probable scenario, the SELIC rate at the end of 2009 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the SELIC rate of 25% and 50%, respectively — scenarios which we assess as “possible” and “remote”, respectively.

Risco - Alta nas Taxas de juros nacionais	Base scenario: Selic 11.16%	Probable scenario: Selic 9.00%	“Possible” scenario: Selic 11.25%	“Remote” scenario: Selic 13.50%
Assets
Cash investments	2,614,275	2,572,039	2,616,027	2,660,022
Regulatory assets	1,740,596	1,712,475	1,741,762	1,771,055
	4,354,871	4,284,514	4,357,789	4,431,077
Liabilities
Loans, financings and debentures	(5,194,587)	(5,110,663)	(5,198,067)	(5,285,487)
Regulatory liabilities	(623,789)	(613,711)	(624,207)	(634,705)
Contracted hedge/swap	(152,452)	(149,989)	(152,554)	(155,120)
	(5,970,828)	(5,874,363)	(5,974,828)	(6,075,312)
Net liability exposure	(1,615,957)	(1,589,850)	(1,617,040)	(1,644,235)
Net effect of variation in the Selic rate		26,107	(1,083)	(28,278)

Credit risk

This risk arising from the possibility of Cemig or its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to their clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also established to make possible receipt of any receivables in arrears.

Energy scarcity risk

The electricity sold is generated, basically, by hydroelectric power plants. A prolonged period of shortage of rainfall could result in the reduction of the volume of water in the Company’s reservoirs, adversely affecting the recovery of their volume and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Risk of early maturity of debt

The Company and its subsidiaries have contracts for loans, financings and debentures, with the restrictive covenant clauses normally applicable to these types of operation, related to compliance with economic and financial indices, cash flow and other indicators. Non-compliance with these clauses could result in early maturity of debt. The restrictive clauses were complied with in full on March 31, 2009.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry. If regulatory bodies do not grant the applications for renewals of these concessions, or if it decides to renew them upon imposition of additional costs for the company (“concessions for consideration”), or establishment of a ceiling price, the present levels of activity and profitability could be altered.

b) Financial instruments — derivatives

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require payments of cash in full, but only of the gains or losses that actually occur. The net results of these transactions represented losses in the first quarter of 2009 and 2008 in the amount of R$ 20,723 and R$ 5,001, respectively. These were posted in Financial revenue (expenses).

Methodology of calculation of the fair value of positions

The fair value of financial investments is calculated, when applicable, taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by the subsidiaries Cemig GT and Cemig D on March 31, 2009.

Accumulated Effect

Receivable by	Payable by	Maturity	Market			Lost not realized				Receivable	Payable
CEMIG	CEMIG	period	Trading	Principal amount contract		Book Value		Fair Value		Amount	Amount
				3/31/2009	12/31/2008	3/31/2009	12/31/2008	3/31/2009	12/31/2008	3/31/2009	12/31/2008
US$ exchange rate + interest (5.58% p.a. to 7.48% p.a.)	R$ 100% of CDI + interest (2.98% p.a to 3.01% p.a.)	From 04/2009 to 06/2013	Over the counter (OTC)	US$59,135	US$59,135	(89,227)	(87,672)	(94,993)	(97,301)	—	—

¥ (Japanese Yen) exchange rate + interest (3.90% p.a.)	R$ Brazilian interest rate - CDI (111% of CDI)	12/2009	Over the counter (OTC)	¥3,878,825	¥3,878,825	(1,812)	2,963	(1,812)	2,837	—	—

R$ 106% of CDI	R$ or US$ 48% of CDI or exchange rate (the highest)	04/2010	Over the counter (OTC)	R$75,000	R$75,000	(17,998)	132	(18,441)	132	697	(356)
						(109,037)	(84,577)	(115,246)	(94,332)	697	(356)

Additionally, the jointly controlled subsidiary Light uses swap transactions to reduce risks arising from FX variations. The non-realized net value of these transactions on March 31, 2009, was R$ 2, 623 positive (negative in R$ 2,846 on March 31, 2008).

c) Sensitivity analysis

The two first derivative instruments shown in the table above indicate that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate at the end of 2009 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the CDI rate of 25% and 50%, respectively, in relation to March 31, 2009 — scenarios which we assess as “possible” and “remote”, respectively. In the “possible” and “remote” scenarios, the CDI rate at March 31, 2009 is 11.25%, and 13.50% respectively.

The last derivative instrument shown in the table above indicates that the Company is exposed to a monthly variation in the exchange rate of the US dollar against the Real (if it is greater than 48.00% of the CDI). The Company estimates that the exchange rate of the US dollar against the Real at the end of 2009 will be R$ 2.35. The Company has made a sensitivity analysis of the effects on the results of the Company arising from uniform increases of 25% and 50% in the Real/dollar exchange rate in 2009 — these are scenarios of which we rate the chances as “possible” and “remote”, respectively.

In these “possible” and “remote” scenarios, the US dollar exchange rate at December 31, 2009 is R$ 2.94, and R$ 3.53, respectively.

	Base Scenario	“Probable” Scenario	“Possible” Scenario	“Remote” Scenario
Risk - Increase in domestic interest rates
Contracts in US$ and Yen	(227,452)	(223,777)	(227,604)	(231,432)
Net effect of variation of the Selic rate		3,674	(152)	(3,980)

Risk – increase in US$
Contracts updated at 106.00% of CDI	75,000	76,127	95,240	114,353
Net effect of the variation in the US$		(1,127)	(20,240)	(39,353)

32) — FINAL RESULT OF THE SECOND TARIFF REVIEW OF CEMIG D AND LIGHT SESA

a)                   Cemig Distribuição S. A.

In March 2009 Aneel homologated the final result of the tariff review of Cemig Distribuição, the effects of which take place from April 2008.

The final result of the Company’s second tariff review was an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

As a result of the homologation of the final tariff review, Aneel recalculated the amounts which, in its judgment, should have been those effectively recognized in the Company’s tariff adjustment as from April 2008.

The adjustments in the net profit, which relate principally to (i) the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs and also from ANEEL (ii) the new calculation criterion for reimbursement of financial regulatory assets via tariffs, with a consequence of discounts in the amounts that in the opinion of the regulatory agency, were included higher in the Company´s tariff rate as the table bellow shows:

The adjustments affected the following income statements on March 31, 2009:

03/31/2009
Operacional liquid income of PASEP-COFINS	(213,803)
Operational cost and expenses	20,987
(192,906)
Income tax and contribution	65,588
Gross profit of the net	(127,318)

b)                   Light SESA

On November 4, 2008 ANEEL established a provisional structural tariff repositioning for Light with an increase of 1.96%, from November 7, 2008. Considering the financial adicional of 2.30%, increase in the tariff was 4.27%. As a result of the withdrawal from the tariff base of a financial component of —0.41%, which had been added in the annual adjustment of 2007, the average effect on the tariff perceived by consumers was 4.70%

In relation to the additional financial items: ANEEL approved an administrative appeal filed by Light at the time of Light’s tariff adjustment of 2007. In this appeal Light requested recalculation of the “Energy CVA” component for the period 2005—6. The impact of this decision on Light was R$ 76.8 million, representing an addition of 1.48% to the tariff, for 12 months.

The Tariff Review process principally establishes the following: The repositioning of the tariff level, which establishes tariffs compatible with coverage of efficient operational costs and remuneration on prudent investments; and the “X Factor”, which establishes productivity targets for the subsequent tariff period.

For the calculation of the tariff repositioning, ANEEL establishes the following: (i) efficient operational costs, using the “Reference Company” method; (ii) the amount of “prudent investments”, using the Regulatory Basis for Remuneration; (iii) the level of regulatory losses to be passed through to consumers; and (iv) the non-manageable costs, also known as “Portion A”.

33) — SUBSEQUENT EVENTS

Acquisition of 65.86% of Terna Participações S. A.

On April 23, 2009 Cemig GT acquired 65.86% of Terna Participações S. A, a holding company that operates in electricity transmission, with a presence in 11 Brazilian States, for R$ 2.33 billion. The holding company controls a total of six companies which operate a total of more than 3,750 km of transmission lines.

The conclusion of the transaction and the actual acquisition should take place by September 30, depending on approvals from regulators and creditors. Additionally, Cemig also intends, on a date to be announced, to make a public offering to acquire the shares of Terna Participações held by the minority stockholders, for prices corresponding to 100% of the price paid to Terna S. p. A.

Temporary Voluntary dismissal program (PDV)

In April 2009, Cemig put in place its temporary voluntary dismissal program (PDV), available to employees between April 22 and June 5, 2009.

Employees who subscribe to the PDV receive a financial incentive varying between 3 and 16 times their monthly remuneration, according to criteria established in the program’s regulations, of which the principal one is the time of contribution remaining for full retirement entitlement under the national social security system (INSS). The incentive includes payment of the contributions to the pension fund and the INSS up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals) of 40% on the balance of the employee’s accumulated funds under the FGTS system.

Additionally, Cemig guarantees full payment of the costs of the group life insurance plan, for 6 months, and of the health plan, for 12 months, from the date of leaving the company.

The provision for the expenses under this program will be made in the second quarter of 2009, depending on how many employees subscribe to the program.

Rates readjustment

The rates of Cemig Distribuição S. A. were increased by an average of 6.21% from April 8,2009. The adjustment was applied in different percentages by category of consumption. As an example, residential consumers had an increase of 4.87% in their electricity bills, while high-voltage consumers had an increase of 9.42%.

34) – INCOME STATEMENTS SEPARATED BY COMPANY

DESCRIÇÃO	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OUTRAS	ELIMINAÇÕES	TOTAL

ATIVO	11.232.668	8.228.394	9.823.165	2.366.480	320.921	508.521	288.648	156.539	127.586	766.886	(8.692.921)	25.126.887
Disponibilidade	214.415	1.257.870	483.827	184.542	18.782	108.561	28.083	56.382	41.943	311.186	—	2.705.591
Contas a Receber	2.256.476	435.904	1.745.748	435.139	10.663	157.461	—	5.593	10.401	35.290	(666.263)	4.426.412
Consumidores e Revendedores	—	385.330	1.384.982	348.253	—	157.461	—	5.593	10.401	33.926	(170.616)	2.155.330
Consumidores e Revendedores	—	—	10.416	74.365	—	—	—	—	—	—	—	84.781
Concessionários - Transporte de Energia	—	50.574	350.350	12.521	10.663	—	—	—	—	1.364	(11.370)	414.102
Contas a Receber do Governo do Estado	820.008	—	—	—	—	—	—	—	—	—	950.918	1.770.926
CREDITOS A RECEBER DE CONTROLADAS	1.436.468	—	—	—	—	—	—	—	—	—	(1.435.195)	1.273
Ativo Regulatório	—	26.755	1.669.902	104.824	—	—	—	—	—	—	—	1.801.481
Despesas Antecipadas - CVA	—	—	542.899	36.515	—	—	—	—	—	—	—	579.414
Despesas Antecipadas - CVA	—	—	612.396	54.100	—	—	—	—	—	—	—	666.496
Consumidores - Recomposição Tarifária	—	—	288.427	14.209	—	—	—	—	—	—	—	302.636
Consumidores - Recomposição Tarifária	—	—	165.296	—	—	—	—	—	—	—	—	165.296
Revendedores - Transações no MAE	—	10.640	—	—	—	—	—	—	—	—	—	10.640
ATIVO REGULAT. - PIS/PASEP/COFINS	—	—	46.240	—	—	—	—	—	—	—	—	46.240
ATIVO REGULAT. - PIS/PASEP/COFINS	—	—	—	—	—	—	—	—	—	—	—	—
RTD	—	—	14.644	—	—	—	—	—	—	—	—	14.644
RTD	—	—	—	—	—	—	—	—	—	—	—	—
Revendedores - Transações Energia Livre	—	16.115	—	—	—	—	—	—	—	—	—	16.115
Outros Ativos	546.633	614.242	1.536.415	543.824	11.960	44.901	48.311	23.563	2.988	55.168	(68.062)	3.359.943
Tributos Compensáveis	5.191	331.938	425.269	115.390	1.684	27.782	3.138	22.640	2.948	44.442	—	980.422
Almoxarifado	17	3.656	23.812	4.944	2.671	1.717	—	—	—	—	—	36.817
Créditos Tributários	41.899	24.899	168.846	61.334	—	—	1.522	70	—	—	—	298.570
Fundos Vinculados	47	1.184	183.531	—	—	—	—	—	—	—	—	184.762
Outros Créditos	19.757	68.036	163.048	55.810	789	3.979	11.830	265	39	5.607	(22.540)	306.620
Créditos Tributários	128.706	77.039	202.211	254.324	—	9.882	28.409	—	—	—	—	700.571
Racionamento - Bônus e Custo	—	—	—	—	—	—	—	—	—	—	—	—
Tributos Compensáveis	189.477	18.158	57.351	15.693	—	857	3.399	—	—	—	—	284.935
Depósitos Vinculados a Litígio	88.946	57.714	258.799	30.709	1.110	677	—	588	1	290	—	438.834
Coligadas e Controladas	24.264	10.843	25.883	—	—	—	—	—	—	3.005	(63.995)	—
Outros	48.329	20.775	27.665	5.620	5.706	7	13	—	—	1.824	18.473	128.412
Investimentos/Imobilizado	8.215.144	5.893.623	4.387.273	1.098.151	279.516	197.598	212.254	71.001	72.254	365.242	(7.958.596)	12.833.460
Investimentos	8.210.890	1.074.537	5.552	4.660	—	194	—	—	—	59.369	(8.211.182)	1.144.020
Imobilizado	2.007	4.801.846	4.157.570	1.024.295	275.313	195.897	211.953	71.001	72.005	270.942	—	11.082.829
Intangivel	2.247	17.240	224.151	69.196	4.203	1.507	301	—	249	34.931	252.586	606.611
Diferido	—	—	—	—	—	—	—	—	—	—	—	—
PASSIVO	11.232.668	8.228.394	9.823.165	2.366.480	320.921	508.521	288.648	156.539	127.586	766.886	(8.692.921)	25.126.887
Fornecedores e suprimentos	3.212	155.393	545.397	137.501	1.212	25.083	8.248	6.850	6.086	16.122	(80.620)	824.484
Fornecedores	3.212	155.316	545.397	137.501	1.212	25.083	8.248	6.850	6.086	16.122	(80.620)	824.407
Fornecedores - Suprimento	—	77	—	—	—	—	—	—	—	—	—	77
Emprestimo, Financiamento e Debentures	83.004	2.988.383	2.751.160	541.618	163.037	—	—	—	—	99.015	950.918	7.577.135
Empréstimos e Financiamentos	9.417	418.079	332.840	38.007	23.492	—	—	—	—	22.571	68.109	912.515
Debentures	—	381.389	36.123	17.352	—	—	—	—	—	—	—	434.864
Empréstimos e Financiamentos	73.587	1.916.179	1.646.730	256.032	139.545	—	—	—	—	76.444	882.809	4.991.326
Debentures	—	272.736	735.467	230.227	—	—	—	—	—	—	—	1.238.430
Juros sobre Capital Próprio e Dividendos	960.129	539.042	682.227	65.112	9.584	12.289	—	19.765	18.877	88.299	(1.435.195)	960.129
Obrigações Pós-Emprego	56.021	275.811	878.353	254.500	—	—	—	—	—	—	—	1.464.685
Obrigações Pós-Emprego	4.016	18.473	54.580	23.445	—	—	—	—	—	—	—	100.514
Obrigações Pós-Emprego	52.005	257.338	823.773	231.055	—	—	—	—	—	—	—	1.364.171
Outros Passivos	442.426	556.213	2.449.683	699.708	16.123	142.767	10.182	28.023	6.961	67.046	(169.428)	4.249.704
Salários e Contribuições Sociais	16.117	44.129	134.990	16.371	441	403	1.527	95	288	147	—	214.508
Tributos e Contribuição Social	20.731	186.905	453.337	36.372	2.902	26.755	7.323	25.548	4.538	45.717	—	810.128
Encargos Regulatórios	—	75.706	286.887	58.434	2.031	—	—	1.232	620	434	—	425.344
Participação nos lucros	1.490	8.951	28.594	—	—	289	—	148	—	—	—	39.472
Dívidas com Pessoas Ligadas	10.406	5.544	23.376	—	—	1.316	—	—	—	4.880	(45.522)	—
PASSIVOS REGULATÓRIOS CVA	—	—	123.051	23.725	—	—	—	—	—	—	—	146.776
PASSIVO REGULATÓRIO REV RECEITA	—	—	264.626	—	—	—	—	—	—	—	—	264.626
Provisão P/Perdas em Instrumentos Financeiros	—	—	—	—	—	—	—	—	—	—	—	—
Provisão P/Perdas em Instrumentos Financeiros	—	34.861	80.386	—	—	—	—	—	—	4.801	—	120.048
Outras Obrigações	14.766	45.053	244.114	113.151	2.554	136.049	753	308	301	5.753	(123.906)	438.896
Encargos Regulatórios	—	4.352	15.550	—	—	—	—	189	48	167	—	20.306
Tributos e Contribuição Social	—	106.443	254.321	81.961	—	—	—	502	1.165	292	—	444.684
Provisões para Contingências	378.886	7.591	69.973	234.120	—	—	—	—	—	—	—	690.570
PASSIVOS REGULATÓRIOS CVA	—	—	459.201	336	—	—	—	—	—	—	—	459.537
Outros	30	36.678	11.277	135.238	8.195	(22.045)	579	1	1	4.855	—	174.809
Resultado de Exercícios Futuros	—	—	—	—	—	—	—	—	—	—	—	—
Participações minoritárias	—	—	—	356.890	5.984	—	—	—	—	—	—	362.874
Patrimônio Líquido	9.687.876	3.713.552	2.516.345	311.151	124.981	328.382	270.218	101.901	95.662	496.404	(7.958.596)	9.687.876

RESULTADO
Receita Operacional Líquida	84	732.279	1.185.835	362.076	22.088	55.629	24.510	10.856	7.327	39.317	(73.679)	2.366.322

CUSTOS E DESPESA OPERACIONAL	—	—
Pessoal	(5.776)	(68.795)	(200.966)	(15.525)	(623)	(2.770)	(2.018)	(239)	(297)	(1.012)	—	(298.021)
Pessoal - Administradores e Conselheiros
Obrigações Pós-Emprego	(1.417)	(7.333)	(22.939)	(2.298)	—	—	—	—	—	—	—	(33.987)
Materiais	(40)	(2.949)	(20.815)	(1.118)	(253)	(174)	(319)	(179)	(24)	(105)	—	(25.976)
Materia Prima	—	—	—	—	—	—	—	—	—	—	—	—
Serviços de Terceiros	(2.428)	(24.537)	(105.051)	(14.710)	(1.356)	(1.080)	(4.778)	(1.084)	(599)	(5.036)	—	(160.659)
Comp. Financ Utilização Recursos Hídricos	—	(34.767)	—	—	—	—	—	(444)	(253)	(654)	—	(36.118)
Energia Elétrica Comprada para Revenda	—	(27.190)	(505.711)	(193.174)	—	—	—	—	(154)	(1.268)	55.655	(671.842)
Encargos de Uso da Rede Básica de Transmissão	—	(72.294)	(119.565)	(24.823)	—	—	—	—	(1.133)	(4.400)	18.024	(204.191)
Depreciação e Amortização	(46)	(56.026)	(81.162)	(19.143)	(2.207)	(951)	(7.115)	(557)	(543)	(3.292)	—	(171.042)
Provisões Operacionais	(20.981)	252	(15.694)	(16.388)	—	—	(3)	—	—	(673)	—	(53.487)
Gás Comprado para Revenda	—	—	—	—	—	(39.314)	—	—	—	—	—	(39.314)
Outras Despesas Líquidas	(9.751)	(13.672)	(28.623)	(6.479)	(313)	(1.172)	(1.406)	(79)	(101)	(449)	—	(62.043)
	(40.439)	(307.311)	(1.100.526)	(293.658)	(4.752)	(45.461)	(15.639)	(2.582)	(3.104)	(16.887)	73.679	(1.756.680)
Lucro Operacional antes do Resultado deEquivalência Patrim. e Receitas (despesas) Financeiras	(40.355)	424.968	85.309	68.418	17.336	10.168	8.871	8.274	4.223	22.430	—	609.642
Resultado Financeiro	11.839	(50.190)	(7.773)	(3.876)	(3.770)	4.704	781	1.610	1.206	7.712	—	(37.757)
Lucro (prejuizo) Operacional	(28.516)	374.778	77.536	64.542	13.566	14.872	9.652	9.884	5.429	30.142	—	571.885
Resultado Não Operacional	—	—	—	—	—	—	—	—	—	—	—	—
Lucro (Prejuízo) antes do Imposto de Renda, contribuição social e participação dos empregados	(28.516)	374.778	77.536	64.542	13.566	14.872	9.652	9.884	5.429	30.142	—	571.885
Imposto de Renda e Contribuição Social	5.923	(136.642)	(18.477)	(19.561)	(3.550)	(4.717)	(3.267)	(3.333)	(994)	(3.381)	—	(187.999)
Participações Minoritáira	—	—	—	(20.141)	(79)	—	—	—	—	—	—	(20.220)
Participações dos Empregados	(902)	(5.723)	(18.725)	(1.802)	—	—	—	(63)	(28)	(181)	—	(27.424)
Lucro Líquido do Exercício	(23.495)	232.413	40.334	23.038	9.937	10.155	6.385	6.488	4.407	26.580	—	336.242

CONSOLIDATED ECONOMIC — FINANCIAL PERFORMANCE

Amounts are in thousands of Reais unless otherwise stated.

Profit in the period

Cemig reported in first quarter of 2009 consolidated net profit of R$ 336,242, compared to consolidated net profit of R$ 490,280 million in 1Q08, a reduction of 31.42%.

This lower profit was due in part to the extraordinary adjustments posted in the first quarter of 2009, arising from the final values advised by Aneel for the Company’s Tariff Review, with a negative impact of R$ 127 million in the result. In counterpart, an extraordinary creditor item with a positive impact of R$ 38 million, also related to the Tariff Review, was posted in the income statement for the first quarter of 2008.

Ebitda (method of calculation not reviewed by external auditors)

Cemig’s Ebitda in first quarter of 2009 was R$ 780,684, vs. R$ 1,081,448 in first quarter of 2008, a reduction of 27.81%. It should be noted that, adjusted for non-recurring items, Ebitda was 4.87% lower year-on-year.

As part of the tariff review of Cemig Distribuição, Aneel included in the tariff to be applied as from April 8, 2009 certain financial items relating to previous business years which resulted in the recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers in the period April 8, 2009 to April 7, 2010.

The financial items mentioned refer principally to the reduction in the cost of the “Reference Company” used by Aneel to reimburse the Company for its manageable costs, with effect backdated to 2008. The impact on Ebitda of this non-recurring recognition of financial items was R$ 192,816.

In the previous period the company also made non-recurring adjustments relating to the Tariff Review, but those adjustments had a positive effect on the income statement.

These non-recurring adjustments are shown in the table below:

EBITDA - R$ ‘000	03/31/2009	03/31/2008	Change %
Net profit	336,242	490,280	(31.42)
+ Provision for current and deferred income tax and Social Contribution	187,999	276,097	(31.91)
+ Employees’ and managers’ shares in results	27,424	22,058	24.33
+ Financial revenues (expenses)	37,757	79,112	(52.27)
+ Amortization and depreciation	171,042	201,481	(15.11)
+ Minority interests	20,220	12,420	62.80
EBITDA	780,684	1,081,448	(27.81)
Non-recurring items:
- Tariff review — Net revenue	213,803	(62,464)	—
+ Tariff review — Operational expense	(20,987)	4,330	—
= ADJUSTED EBITDA	973,500	1,023,314	(4.87)

The reduction in Ebitda shown in the table above affected Ebitda margin, which was 32.99% in the first quarter of 2009, compared to 39.26% in in the first quarter of 2008.

Revenue from supply of electricity

Gross revenue from supply of electricity in in first quarter of 2009 was R$ 3,136,503, 12.27% less than the revenue of R$ 3,575,243 in 1Q08.

This increase was basically due to the following factors:

•                  Tariff readjustment of Cemig Distribution, with average impact on consumers’ tariffs of a reduction of 12.24%, from April 8, 2008.

•                  Reduction of the volume of energy invoiced to final consumers 1.60% higher (this excludes Cemig’s own internal consumption).

•                  Posting of regulatory liabilities calculated as a result of the adjustment in the Company’s Tariff Review, backdated to 2009, representing a reduction in gross revenue in the amount of R$ 213,803.

•                  Increase in the average tariff for sale of electricity by Cemig GT as a result of the increase in values under contracts (principally indexed by IGP-M inflation).

Electricity sold to final consumers (MWh)
(Data not audited by independent auditors)

		MWh
Consumption by consumer category	03/31/2009	03/31/2008	Change %
Residential	2,446,236	2,236,580	9.4
Industrial	5,593,627	6,101,503	(8.3)
Commercial, services and others	1,566,568	1,477,530	6.0
Rural	455,518	456,423	(0.2)
Public authorities	258,624	236,587	9.3
Public illumination	311,294	301,901	3.3
Public service	327,063	330,386	(1.0)
Total	10,958,930	11,140,910	(1.6)

Revenue from wholesale electricity sales

Revenues from energy sold to other concession holders and “bilateral contracts” and sales in the wholesale energy market (CCEE) totaled R$ 359,504 in first quarter of 2009, compared to R$ 318,649 in first quarter of 2008 — an increase of 12.82%. This result is basically due to electricity previous directed to industrial consumers being sold in these markets, because there was a reduction in demand from those consumers due to the economic recession and its impacts on industrial production.

Revenue from use of the network — Free Consumers

Revenue from use of the grid was 6.13%, or R$ 29.5 million, lower in first quarter of 2009, at R$ 452.09 million, than in first quarter of 2008 (R$ 481.59 million). This revenue comes mainly from amounts charged to free consumers on energy sold by other agents of the electricity sector, and was lower due to lower transport of energy to free consumers, as a result of lower industrial production resulting from the recession. Explanatory Note 25 to the consolidated Quarterly Information gives a breakdown of the balance.

Non-controllable costs

Differences between the non-controllable costs assumed in calculating tariff adjustments, and disbursements actually made, are recorded in an account known as the CVA (cost variation account), and their total is offset in subsequent tariff adjustments. CVA amounts are registered in Current and Noncurrent assets. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue. Please refer to further information in Explanatory Note 8 to the Consolidated Quarterly Information.

As from March 2008 the company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs which were actually received in the tariff is transferred to Operational expenses.

Deductions from operational revenues

Deductions from operational revenues in first quarter of 2009 totaled R$ 1.361 billion, 6.07% less than in first quarter of 2008 (R$ 1.448 billion). The principal changes in these expenses are as follows:

Fuel Consumption Account — CCC

The deduction from revenue relating to the CCC was R$ 122.62 million in the first quarter of 2009, compared to R$ 77.225 million in the first quarter of 2008, representing an increase of 58.78%. This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro-rata between electricity concession holders by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed onto Eletrobrás.

Energy Development Account — CDE

The deduction from revenue for the CDE was R$ 93.462 million in the first quarter of 2009, 4.03% lower than in the first quarter of 2008 (R$ 97.387 million). The payments are specified by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services is the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge since the CCC is charged to Free Consumers, on the invoice for the use of the grid, and passed on to Eletrobrás.

The other deductions from revenue are for charges calculated as a percentage of billing, and their variations thus, substantially, arise from the changes in revenue. Note that taxes applicable to the extraordinary adjustments mentioned above, and deducted from revenue in 2009, have not been calculated.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding net financial revenue (expenses)) totaled R$ 1.757 billion in 1Q09, 6.30% less than in 1Q08 (R$ 1,874,692). This lower amount basically reflects lower costs for purchase of electricity, post-employment benefits and depreciation. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

The principal changes in expenses are:

Energy purchased for resale

Expenses on electricity purchased for resale totaled R$ 671.84 million in 1Q09, 7.38% lower than in 1Q08 (R$ 725.37 million). This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

Personnel expenses

Personnel expenses totaled R$ 298.02 million in 1Q09, 4.80% higher than in 1Q08 (R$ 284.36 million). This principally reflects:

•                  Salary adjustment of 7.26% given to the employees of the holding company, of Cemig D and of Cemig GT in November 2008.

•                  A provision for the permanent Voluntary Dismissal Program (PPD), in the amount of R$ 6.11 million, in the first quarter of 2008, compared to a reversal of provision of R$ 2.22 million in 2009.

•                  Higher transfer of costs from personnel expenses to works in progress (R$ 25.86 million in 1Q09, vs. R$ 19.19 million in 1Q08) due to higher capital expenditure activity in 2009.

Further information on the composition of personnel expenses is given in Explanatory Note 28 to the Quarterly Information.

Depreciation and amortization

Depreciation and amortization expense was 15.11% lower, at R$ 171.04 million in the first quarter of 2009 (R$ 201.48 million in the first quarter of 2008). This result arises from the depreciation of “Special Obligations”, from April 2008, the date of the second-cycle tariff review.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 33.987 million in 1Q09, compared to R$ 61.668 million in 1Q08, 44.89% lower. These expenses basically represent interest on the actuarial liabilities of the Company, net of the expected return on pension plan assets, as estimated by an external actuary. The lower expense in 2009 reflects the reduction in the present value of the obligations recorded, which is a consequence of the increase in interest rates used for discount of those obligations to present value.

Operational provisions

Operational provisions in 1Q09 totaled R$ 53.49 million, a reduction of 44.49% in relation to their total of R$ 96.35 million in 1Q08. The lower amount comes from a lower provision for doubtful accounts and contingencies for legal actions in 2009. For more information please see Explanatory Notes 22 and 28 of the Consolidated Quarterly Information.

Charges for Use of the Basic Transmission Grid

Charges for use of the transmission network were R$ 204.19 million in 1Q09, 18.49% more than in 1Q08 (R$ 172.32 million).

These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution. This is a non-controllable cost: the deduction from revenue recorded is the value effectively passed through to the tariff.

Gas purchased for resale

The cost of gas purchased for resale was R$ 39.31 million in 1Q09, compared to R$ 53.42 million in 1Q08, a reduction of 26.41%. This lower figure basically reflects the lower sale of gas in 2009 as a result of the effects of the recession on economic activity.

Outsourced services

Expenses on outsourced services in 1Q09 were R$ 160.66 million, 10.99% higher than in 1Q08 (R$ 144.75 million). The higher expense in 1Q09 mainly reflects higher expenses on maintenance and conservation of electricity facilities and adjustments in values of contracts for provision of services.

Financial revenues (expenses)

In 1Q09 the company reported net financial expenses of R$ 37.76 million, compared to net financial expenses of R$ 79.11 million in 1Q08. The main factors in this financial result are:

•                  Revenue from cash investments 23.24% higher in 2009, when a higher volume of cash was invested: in 1Q09 this revenue was R$ 66.38 million, compared to R$ 53.86 million in 1Q08.

•                  Revenue from penalty payments applied to arrears on settlement of electricity bills R$ 23.20 million lower in 1Q09, at R$ 27.51 million, compared to R$ 50.71 million in 1Q08. This variation mainly reflects Cemig D’s higher revenue in 1Q08, relating to accounts received from major industrial consumers for consumption in prior years — the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•                  Revenue from monetary updating on the General Agreement for the Electricity Sector 65.83% lower, at R$ 15.45 million in 1Q09, compared to R$ 45.21 million in 1Q08 — reflecting the lower value of the regulatory assets in 2009, due to the amortization of the principal regulatory assets constituted.

•                  With monetary variation and interest applicable to the Deferred Tariff Adjustment 93.14% lower, at R$ 1.77 million in 1Q 2009 vs. R$ 25.90 million in 1Q08. This mainly reflects the reduction of the size of the asset due to receipt of some of the values receivable into electricity accounts paid by clients. For further details please see Explanatory Note 11 to the Consolidated Quarterly Information.

•                  Lower monetary variation on loans and financings, of R$ 3.82 million in 1Q09, compared to R$ 24.02 million in 1Q08. This result is basically due to the higher variation in inflation indices in 1Q09 than in 1Q08.

•                  Reversal of provision for losses on the “free energy” assets, of R$ 8.72 million in 2Q09, compared to a provision of an expense of R$ 15.99 million in 2008. This variation is due to the estimate of the receivables of the distributors.

For a breakdown of financial revenues and expenses, see Explanatory Note 29 to the Consolidated Quarterly Information.

Income tax and Social Contribution; effective tax rate

In 1Q09, Cemig posted expenses on income tax and Social Contribution of R$ 188.999 million, representing 32.87% of the pre-tax profit of R$ 571.885 million. In 1Q08, the company posted expenses on income tax and Social Contribution of R$ 276.097 million, representing 34.48% of the pre-tax profit of R$ 800.855 million. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information for March 31, 2007.

3.                                                                                       Quarterly Financial Information for the quarter ended March 31, 2009, Cemig Distribuição S.A.

TRANSLATION NOT REVISED BY THE EXTERNAL AUDITORS

BALANCE SHEETS

AT MARCH 31, 2009 AND DECEMBER 31, 2008

ASSETS

R$ ‘000

	03/31/2009	12/31/2008
CURRENT
Cash and cash equivalents (Note 3)	483,827	442,421
Consumers and traders (Note 4)	1,384,982	1,348,174
Extraordinary Tariff Recomposition, and Portion “A” – (Note 6)	288,427	296,372
Concession holders – transport of energy	350,350	388,914
Taxes subject to offsetting (Note 8)	425,269	342,830
Anticipated expenses – CVA (Note 7)	542,899	722,984
Tax credits (Note 9)	167,574	78,342
Regulatory asset – PIS, Pasep and Cofins (Note 11)	—	46,240
Deferred Tariff Adjustment (Note 10)	14,644	133,423
Deposits linked to legal actions	183,531	203,477
Inventories	23,812	23,410
Others	163,048	162,462
TOTAL, CURRENT	4,028,363	4,189,049

NON-CURRENT
Non-current financial assets
Extraordinary Tariff Recomposition, and Portion “A” – (Note 6)	165,296	218,688
Anticipated expenses – CVA (Note 7)	612,396	265,494
Tax credits (Note 9)	203,483	222,051
Regulatory asset – PIS, Pasep and Cofins (Note 11)	46,240	—
Taxes subject to offsetting (Note 8)	57,351	57,351
Deposits linked to legal actions	258,799	212,832
Consumers and traders (Note 4)	10,416	17,380
Receivable from related parties (Note 27)	25,883	23,860
Other credits	27,665	37,009
	1,407,529	1,054,665

Investments	5,552	5,554
Property, plant and equipment (Note 12)	4,157,570	4,135,195
Intangible (Note 13)	224,151	225,919
TOTAL NON-CURRENT ASSETS	5,794,802	5,421,333
TOTAL ASSETS	9,823,165	9,610,382

The Explanatory Notes are an integral part of the financial statements.

BALANCE SHEETS

AT MARCH 31, 2009 AND DECEMBER 31, 2008

LIABILITIES

R$ ‘000

	03/31/2009	12/31/2008
CURRENT
Loans and financings (Note 16)	332,840	295,236
Debentures (Note 16)	36,123	20,281
Suppliers (Note 14)	545,397	608,261
Taxes, charges and contributions (Note 15)	453,337	359,651
Interest on Equity and dividends	682,227	682,227
Salaries and mandatory charges on payroll	134,990	195,878
Regulatory charges (Note 17)	286,887	327,073
Profit shares	28,594	85,274
Post-employment obligations (Note 18)	54,580	53,092
Regulatory liabilities – CVA (Note 7)	123,051	452,297
Regulatory liabilities – Tariff Review (Note 21 and 29)	264,626	—
Provision for losses on financial instruments (Note 28)	80,386	79,633
Others	267,490	278,930
TOTAL, CURRENT	3,290,528	3,437,833

NON-CURRENT
Loans and financings (Note 16)	1,646,730	1,675,007
Debentures (Note 16)	735,467	732,144
Contingency provisions (Note 19)	69,973	67,430
Suppliers (Note 14)	906	693
Post-employment obligations (Note 18)	823,773	833,238
Taxes, charges and contributions (Note 15)	254,321	205,950
Regulatory liabilities – CVA (Note 7)	459,201	156,453
Regulatory charges (Note 17)	15,550	15,495
Other	10,371	10,128
TOTAL NON-CURRENT	4,016,292	3,696,538

STOCKHOLDERS’ EQUITY (Note 20)
Registered capital	2,261,998	2,261,998
Profit reserves	214,013	214,013
Accumulated losses	40,334	—
STOCKHOLDERS’ EQUITY	2,516,345	2,476,011
TOTAL LIABILITIES	9,823,165	9,610,382

The Explanatory Notes are an integral part of the financial statements.

INCOME STATEMENTS

FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(In R$ ‘000, expect net profit per thousand shares)

	03/31/2009	03/31/2008
OPERATIONAL REVENUE
Gross supply of electricity (Note 21)	503,565	843,605
Revenue for use of the network – Captive Consumers (Note 21)	1,311,655	1,499,742
Revenue for use of the network – Free Consumers (Note 22)	261,850	315,032
Other operational revenues (Note 23)	19,249	17,555
	2,096,319	2,675,934
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 24)	(910,484)	(1,028,152)
NET OPERATIONAL REVENUE	1,185,835	1,647,782
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Energy purchased for resale (Note 25)	(505,711)	(577,738)
Charges for the use of the basic transmission grid (Note 25)	(119,565)	(119,994)
	(625,276)	(697,732)
COST OF OPERATION (Note 25)
Personnel and managers	(188,234)	(177,085)
Post-employment obligations	(21,370)	(33,813)
Materials	(21,291)	(21,715)
Outsourced services	(94,754)	(89,717)
Depreciation and amortization	(78,544)	(108,169)
Operational provisions	(1,062)	(8,272)
Other	(12,279)	(17,331)
	(417,534)	(456,102)
TOTAL COST	(1,042,810)	(1,153,834)

GROSS PROFIT	143,025	493,948

OPERATIONAL COST (Note 25)
Selling expenses	(22,164)	(34,679)
General and administrative expenses	(23,852)	(34,216)
Other operational expenses	(11,700)	(7,749)
	(57,716)	(76,644)
PROFIT FROM THE SERVICE (Operational profit before Financial revenues and expenses)	85,309	417,304
NET FINANCIAL REVENUES (EXPENSES) (nota 26)	(7,773)	10,541

PROFIT BEFORE TAXATION AND PROFIT SHARES	77,536	427,845

Income tax and Social Contribution (Note 9b)	(117,766)	(174,518)
Income tax and Social Contribution – deferred (Note 9b)	99,289	33,487
Employees’ and managers’ profit shares	(18,725)	(16,155)
NET PROFIT FOR THE PERIOD	40,334	270,659
NET PROFIT PER THOUSAND SHARES, R$	17,83	119,65

The Explanatory Notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD ENDED MARCH 31, 2009

(In Thousand of Reais, expect for dividends and Interest on Equity per thousand shares)

	Registered capital	Profit reserves	Accumulated losses	Total
BALANCE AT DECEMBER 31, 2008	2,261,998	214,013	—	2,476,011
Net profit for the period			40,334	40,334
BALANCE AT MARCH 31, 2009	2,261,998	214,013	40,334	2,516,345

The Explanatory Notes are an integral part of the financial statements

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

R$ ‘000

	03/31/2009	03/31/2008
FROM OPERATIONS
Net profit for the period	40.334	270.659
Expenses (Revenues) not affecting Cash and cash equivalents
Depreciation and amortization	81.162	110.515
Write-offs of fixed assets, net	3.000	3.839
Interest and monetary variations – Non-current	(4.485)	(2.597)
Deferred income tax and Social Contribution	(99.289)	(33.487)
Provisions for operational losses	19.586	7.859
Provision for losses on financial instruments	723	1.470
Post-employment obligations	22.939	37.169
	63.970	395.427
(Increase) reduction of assets
Consumers and traders	(51.440)	12.214
The Extraordinary Tariff Recomposition	66.523	80.346
Taxes subject to offsetting	(82.439)	(86.825)
Transport of energy	38.564	(16.429)
Deferred tariff adjustment	118.779	100.416
PIS and Cofins taxes	—	54.903
Other current assets	18.958	(81.197)
Payments into court	(45.967)	—
Anticipated expenses – CVA	(166.678)	(105.665)
Tax credits	76.996	8.363
Other	14.795	5.721
	(11.909)	(28.153)
Increase (reduction) of liabilities
Suppliers	(62.864)	(54.219)
Taxes and Social Contribution	93.686	157.188
Salaries and mandatory charges on payroll	(63.639)	(23.224)
Charges passed through to consumer	(40.186)	8.849
Loans and financings	58.284	55.063
Post-employment obligations	(30.916)	(41.400)
Regulatory liabilities – CVA	(26.569)	(1.499)
Regulatory liabilities – Tariff Review	264.626	—
Other	(67.750)	(70.488)
	124.672	30.270

CASH GENERATED BY OPERATIONS	176.733	397.544

FINANCING ACTIVITIES
Financings obtained
Short-term loans	—	2.675
Payments of loans and financings	(30.560)	(11.144)
Interest on Equity and dividends	—	(27.741)
	(30.560)	(36.210)

TOTAL INFLOW OF FUNDS	146.173	361.334
CAPITAL EXPENDITURE
On investments	(127.629)	(41.930)
In fixed assets	22.862	(27.494)
Special Obligations – consumer contributions	(104.767)	(69.424)
NET CHANGE IN CASH POSITION
	41.406	291.910
STATEMENT OF CHANGES IN CASH POSITION
At start of the year	442.421	636.286
At end of year	483.827	928.196
	41.406	291.910

The Explanatory Notes are an integral part of the financial statements.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

MARCH 31, 2009

In R$ $ ‘000, except where otherwise stated.

1) – OPERATIONAL CONTEXT

Cemig Distribuição S. A. (“Cemig D”, or “Cemig Distribution”, “the Company” or “Cemig Distribuição”) is a Brazilian corporation registered for listing with the Brazilian Securities Commission (CVM), and a wholly-owned subsidiary of Companhia Energética de Minas Gerais – Cemig (“Cemig”), created on September 8, 2004 and which started operating on January 1, 2005, as a result of the segregation of Cemig’s business activities. Its shares are not traded on any exchange.

Cemig Distribution has a concession area of 567,478 Km2, approximately 97% of the Brazilian State of Minas Gerais, serving 6,715,193 consumers as of March 31, 2009. (Information not reviewed by our external auditors).

2) – PRESENTATION OF THE QUARTERLY INFORMATION

2.1) Presentation of the Quarterly Information

The quarterly financial statements were prepared according to accounting principles adopted in Brazil, namely: the Brazilian Corporate Law; the Statements, Orientations and Interpretations issued by the Accounting Statements Committee; the rules of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of electricity concessions, issued by the National Electricity Agency, Aneel.

The quarterly information has been prepared according to accounting principles, methods and criteria that are uniform in relation to those adopted in the previous business year. In accordance with that, the quarterly information must be read with the financial information of the previous year.

2.2) Change in the Brazilian Corporate Law

Law 11.638/07 alters and repeals provisions, and creates new provisions, in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changes the criterion for recognition and valuation of certain assets and liabilities. The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with International Financial Reporting Standards (IFRS).

Law 11.638/07 and Provisional Measuere 449/08 alters the Law 6.404/76 the aspects related to the Financial Statements.

In the Financial Statement of 2008, the Company has adopet for the first time the changes in the Brazilian Corporete Law made by Law 11.638 aproved on December 28, 2007, with the respective changes made by the Provisional Measure 449 on December 3, 2008.

The effects in the quarterly statement because of the changes in the Corporate Law were basically the financial instruments, and the impact in the net profit of the quarterly ended on March 31, 2008 were in the amount of R$5,565, and those were not adjusted in the quarterly information for comparative because the amounts were imaterial.

3) – CASH AND CASH EQUIVALENTS

	03/31/2009	12/31/2008
Bank accounts	62,530	90,539
Cash investments
Bank deposit certificates	413,035	343,714
Treasury Financial Notes (LFTs)	3,834	4,090
National Treasury Notes (LTNs)	68	65
Other	4,360	4,013
	421,297	351,882
	483,827	442,421

Cash investments consist of transactions carried out with Brazilian financial institutions, contracted on normal market conditions and under normal market rates. They have high liquidity and are promptly convertible into known amounts of cash, not being subject to a significant risk of change in value.

These financial investments are, principally, bank certificates of deposit and fixed income funds, remunerated, substantially, by percentages indexed to variation in the CDI (Interbank Certificate of Deposit) rate, varying between 101% and 103% of that rate.

4) – CONSUMERS AND TRADERS

	Balances not yet	Up to 90 days past	More than 90 days	Total
Consumer type	due	due	past due	03/31/2009	12/31/2008
Residential	363,773	122,710	121,076	607,559	541,084
Industrial	110,109	31,208	258,047	399,364	394,659
Commercial, services and others	191,028	36,744	68,561	296,333	289,906
Rural	52,019	12,978	16,736	81,733	99,657
Public authorities	38,178	3,908	39,738	81,824	76,358
Public illumination	39,153	2,434	9,060	50,647	67,973
Public service	50,095	1,081	1,555	52,731	58,837
Subtotal – Consumers	844,355	211,063	514,773	1,570,191	1,528,474
Wholesale supply to other concession holders	988	—	—	988	989
Provision for doubtful receivables	—	—	(186,197)	(186,197)	(181,289)
	845,343	211,063	328,576	1,384,982	1,348,174

Credits receivable from an industrial consumer in the amount of R$ 46,692, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan, by Ministerial Order 045/86, are recorded in the accounts. The Company expects these amounts to be received in full.

The provision made for doubtful credits is considered to be sufficient to cover any losses in the realization of these assets.

Receivables in the amount of R$ 10,416 are recorded in non-current assets (long-term receivables) at March 31, 2009 (R$ 17,380 at December 31, 2008), in relation to the renegotiation of receivables owed by Copasa (Minas Gerais Water Company) and other consumers.

5) – REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, result in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as shown here:

	03/31/2009	12/31/2008
Assets
Extraordinary Tariff Recomposition, and “Portion A” – Note 6	453,723	515,060
Deferred tariff adjustment – Note 10	14,644	133,423
PIS, Pasep and Cofins taxes – Note 11	46,240	46,240
Pre-paid expenses – CVA – Note 7	1,155,295	988,478
Review of the tariff for use of the distribution network (TUSD)	3,089	3,089
Recovery of discounts on the TUSD	585	8,101
Low-income subsidy (1)	129,454	92,191
Light for Everyone (Luz para Todos) Program (1)	981	13,589
TUSD discounts – Source with incentive	—	19,295
TUSD discounts – Self-producers and Independent Producers	—	20,445
Discounts for irrigation enterprises	—	19,514
Other regulatory assets	13,687	3,010
	1,817,698	1,862,435
Liabilities
Regulatory liabilities – CVA (Note 7)	(582,252)	(608,750)
Review of the tariff for use of the distribution network (TUSD)	(14,444)	(17,519)
Exposure in CCEAR contracts between Sub-markets	(22,285)	—
Financial “bubble” effect corrected by the IGP-M inflation index (pro rata)	(104,458)	—
Financial adjustment relating to 2008 Tariff Review	(160,167)	—
	(5,736)	(2,452)
	(889,342)	(628,721)

Taxes, charges and contributions – Deferred liabilities (Note 15)	(22,055)	(73,428)
	(911,397)	(702,149)
	906,301	1,160,286

(1) These items refer to government social programs.

6) – THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

a) The Extraordinary Tariff Recomposition

Resolution 91 of the Emergency Electricity Council (GCE), of December 21, 2001 and Law 10438 of April 26, 2002, established the procedures for implementation of the Extraordinary Tariff Recomposition (RTE), coming into force on December 27, 2001. The tariff adjustments were set by Resolution 130 of the GCE, on April 30, 2002, as follows:

•                       Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and the rural, public-illumination and industrial high-voltage consumer classes for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                       Increase of 7.90% for other consumers.

The RTE described above is being used to compensate the following items:

•                       Losses of invoiced sales revenue in the period from June 1, 2001 to February 8, 2002, corresponding to the difference between estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel. Calculation of this value did not take into account any losses from default by consumers.

•                       Passthrough to the generators who bought energy in the MAE – which was succeeded in 2004 by the Electricity Sale Chamber (the “CCEE/MAE”) – in the period from June 1, 2001 to February 28, 2002, with price in excess of R$ 49.26/MWh (“free energy”).

The period of validity of the RTE, of 74 months, expired in February 2008, and the Company made a write-off as a loss, of R$ 93,935 as a result of this period not having been sufficient for receipt of all the assets relating to the losses suffered in the rationing period.

b)   “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which effectively took place in the period.

The recovery of “Portion A” was begun in March 2008, shortly after the end of the period of validity of the RTE, using the same mechanisms of recovery, that is to say, the adjustment applied in the tariffs for compensation of the amounts of the RTE continued in force, for compensation of the “Portion A” items.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset.

As and when amounts of “Portion A” are received through the tariff, Cemig D transfers those amounts from Assets to the Income statement. The amounts transferred in the first quarter of 2009 are as follows:

Amounts transferred to expenses	03/31/2009
Energy bought for resale	45,408
CCC	20,107
RGR – Global Reversion Reserve	2,009
Tariff for transport of electricity from Itaipu	775
Tariff for use of national grid transmission facilities	5,193
Financial compensation for use of water resources	1,784
Connection – Realization of “Portion A”	110
Electricity service inspection charge	188
75,574

c)  Composition of the balances of “Portion A”

	03/31/2009			12/31/2008
	Principal	Updated by Selic	Total	Total
Compensation for items of “Portion A” (3)	245,299	551,462	796,762	782,525
Amounts raised	—	(343,039)	(343,039)	(267,465)
Total of “Portion A”	245,299	208,423	453,723	515,060

Current assets			288,427	296,372
Non-current assets			165,296	218,688

7) – ANTICIPATED EXPENSES AND REGULATORY LIABILITIES — CVA

The balance on the Account to Compensate for Variation of “Portion A” items (CVA) refers to the positive and negative variations between the estimate of Cemig’s non-manageable costs, used for deciding the tariff adjustment, and the payments actually made. The variations ascertained are compensated in the subsequent tariff adjustments.

	Balance on 12/31/2008	Amounts deferred (1)	Amortization (2)	Monetary updating (3)	Balance on 03/31/2009
Energy bought for resale	110,555	121,050	24,302	2,705	258,612
CCC	60,576	(10,605)	4,312	1,509	55,792
Charge for System Service (ESS)	157,807	3,173	2,645	3,743	167,368
Tariff for transport of electricity from Itaipu	5,372	1,702	801	95	7,970
Tariff for use of national grid transmission facilities	28,157	6,068	7,822	162	42,209
Financial compensation for use of water resources	2,587	—	—	—	2,587
Energy Development Account (CDE)	9,886	8,739	(294)	5	18,336
Alternative Energy Program – Proinfa	4,788	17,112	(1,877)	146	20,169
	379,728	147,239	37,711	8,365	573,043

	03/31/2009	12/31/2008
Current assets	542,899	722,984
Non-current assets	612,396	265,494
Current assets	(123,051)	(452,297)
Non-current liabilities	(459,201)	(156,453)
	573,043	379,728

(1)	This refers to the portion of the non-controllable costs that comprise the CVA and which were not included in revenue, and therefore excluded from the income statement.
(2)	This refers to the non-controllable costs included in the CVA which were transferred to the income statement since they are included in the company’s revenues.
(3)	This refers to the updating by the variation in the Selic rate between the date of payment of the expense and its actual offsetting in the tariff adjustment.

8) – TAXES SUBJECT TO OFFSETTING

	03/31/2009	12/31/2008
Current
ICMS rebates	122,646	115,275
Income tax	206,139	152,270
Social Contribution	89,008	69,441
Cofins tax	5,776	4,459
Pasep tax	1,251	968
Other	449	417
	425,269	342,830
NON-CURRENT
ICMS rebates	57,351	57,351
	482,620	400,181

The balances of income tax and Social Contribution refer to tax credits in corporate income tax returns of previous years, and payments made in 2009, which will be offset in the Income Tax and Social Contribution payable in 2009, recorded in the line Taxes and contributions.

The credits of ICMS recoverable arise from acquisitions of fixed assets and are offset in 48 months.

9) – TAX CREDITS

Deferred income tax and Social Contribution

The company has tax credits posted in current and non-current assets of income tax, constituted at the rate of 25.00%, and Social Contribution, at the rate of 9.00%, as follows:

	03/31/2009	12/31/2008
Tax credits on temporary differences:
Post-employment obligations	69,191	70,474
Provision for doubtful receivables	71,168	69,499
Contingency provisions	23,745	22,880
Provision for Pasep/Cofins – Extraordinary Tariff Recomposition	461	4,196
Financial instruments	37,585	37,329
Regulatory liabilities – Tariff Review	87,143	—
FX variation	75,398	74,043
Other	6,366	21,972
	371,057	300,393

Current assets	167,574	78,342
Non-current assets	203,483	222,051

At its meeting on February 12, 2009, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study was also submitted to examination by Cemig’s Audit Board on February 05, 2009.

As a result of regulatory liabilities from the final outcome of the second tariff revision, the Company recognized a tax credit in the amount of $ 87,143, as mentioned above. Further explanation, see note 29.

In accordance with Cemig D’s estimates, future taxable profits enable the deferred tax asset existing on March 31, 2009 to be realized according to the following estimate:

03/31/2009
2009	141,174
2010	110,690
2011	27,280
2012	27,280
2013	27,281
2014 to 2016	23,515
2017 and 2018	13,837
371,057

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the Income Statement is as follows:

	03/31/2009	03/31/2008
Profit before income tax and Social Contribution	77,536	427,845
Income tax and Social Contribution – nominal expense	(26,362)	(145,467)
Tax effects applicable to:
Employees’ profit shares	6,367	5,492
Tax incentive amounts	2,147	—
Non-deductible contributions and donations	(619)	(1,014)
Other	(10)	(42)
Income tax and Social Contribution – effective expense	(18,477)	(141,031)

c) Transition Taxation Regime:

Provisional Measure 449/2008, of December 3, 2008, instituted the Transition Taxation Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11.638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the year 2009, and applies to corporate entities subject to Corporate Income Tax (“IRPJ”), in accordance with the two tax reporting methods: real profit or presumed profit. The taxpayer must choose an option to adopt the RTT in the Corporate Tax Return (“DIPJ”) for 2009, this regime being optional for 2009. Starting in 2010, adoption of the RTT becomes obligatory, until the law that disciplines the tax effects of the new accounting methods and criteria comes into effect.

For the companies that adopt the RTT, it has been established that the changes introduced by Law 11638/07, as amended by MP 449/08, which change the criteria for recognition of revenues, costs and expenses computed in calculation of the net profit for the period, do not have effect for the purposes of calculating the real profit of the legal entity, but the accounting methods and criteria in effect on December 31, 2007 are used for tax purposes.

Based on an initial assessment, the Company has reflected in its accounting statements the effects of the adoption of the RTT, and additional studies will be carried out before the delivery of the DIPJ for 2009.

10) – DEFERRED TARIFF ADJUSTMENT

Aneel, through Homologating Resolution 71, published with backdated effect on April 4, 2004, decided the results of the periodic tariff revision of the company.

The average adjustment applied to the company’s tariffs on April 8, 2003, on a provisional basis, was 31.53%. However, as described in the Resolution mentioned, the final tariff repositioning for Cemig should be 44.41%. The percentage difference of 12.88% is being compensated in the tariffs. The final portion for receipt of the difference between the tariff adjustments was included in the tariff adjustment which took place on April 8, 2008.

The difference between the tariff repositioning to which Cemig D is entitled and the tariff actually charged to consumers was recognized as a regulatory asset.

The amounts relating to the deferred tariff adjustment are updated in monetary terms by the IGP-M Index plus interest of 11.26% per year.

	03/31/2009	12/31/2008

Deferred tariff adjustment – since April 8, 2003	949,612	949,612
Interest (defined by Aneel – 11.26% p.a.)	475,502	447,881
Monetary updating – IGP-M Inflation Index	226,844	201,967
(-) Amounts raised	(1,637,314)	(1,466,037)
	14,644	133,423

Current assets	14,644	133,423

11) — REGULATORY ASSET — PIS/PASEP AND COFINS

Federal Laws 10637 and 10833 changed the bases of application, and increased the rate, of the PIS, Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

In view of the fact that this increase in the expense should be repaid to the company, the credits were registered, in accordance with a criterion defined by Aneel, as a regulatory asset and there was a counterpart reduction in the expense on PIS/Pasep and Cofins taxes.

The Company expects this asset to be recovered in the next forthcoming tariff adjustments.

12) — FIXED ASSETS

a) Total fixed assets

	Historic cost	Accumulated depreciation and amortization	Net value 03/31/2009	Net value 31/12/2009
In service	10.097.428	(4.578.716)	5.518.712	5.516.197
- Distribution	9.831.106	(4.393.101)	5.438.005	5.433.580
Lands	17.866	—	17.866	17.865
Buildings, works and improvements	243.097	(128.459)	114.638	116.873
Machines and equipment	9.499.502	(4.217.093)	5.282.409	5.273.573
Vehicles	60.107	(37.278)	22.829	24.990
Furniture and utensils	10.534	(10.271)	263	279
- Management	266.322	(185.615)	80.707	82.617
Lands	950	—	950	950
Buildings, works and improvements	43.515	(26.299)	17.216	17.574
Machines and equipment	173.222	(115.855)	57.367	58.505
Vehicles	28.634	(24.869)	3.765	4.122
Furniture and utensils	20.001	(18.592)	1.409	1.466
In progress	1.133.750	—	1.133.750	1.121.057
- Distribution	1.031.622	—	1.031.622	1.018.043
- Management	102.128	—	102.128	103.014
Total fixed assets	11.231.178	(4.578.716)	6.652.462	6.637.254
Special Obligations linked to the concession	(2.610.109)	115.217	(2.494.892)	(2.502.059)
Net fixed assets	8.621.069	(4.463.499)	4.157.570	4.135.195

Special Obligations refers to the contributions by consumers for execution of the undertakings necessary to comply with requests for retail supply of electricity, and any settlement of these obligations depends on the will of Aneel, at the termination of Distribution concessions, upon reduction of the residual value of the Fixed Asset for the purposes of determining the value that the Concession-granting Power will pay to the concession holder.

Under Aneel Resolution 234 of October 2006, and Aneel Circular 1314/2007 of June 27, 2007, the balances of the “Special Obligations” linked to assets will now be amortized as from the second cycle of tariff reviews, which in the case of Cemig is from April 8, 2008, at a rate yet to be set by Aneel, corresponding to the average rate of the assets in service.

Some land sites and buildings owned by Cemig D which were given in guarantee in lawsuits involving tax, labor-law, civil and other disputes are recorded in Fixed assets — Administration. These were posted at the amount of R$ 6,841 on March 31, 2009, net of depreciation (R$ 7,393 on December 31, 2008).

13) — INTANGIBLE

	Historic cost	Accumulated amortization	Net value, 03/31/2009	Net value 12/31/2008
In service	130.706	(80.780)	49.926	51.279
- Distribution	11.407	(529)	10.878	10.880
- Management	119.299	(80.251)	39.048	40.399
In progress	174.225	—	174.225	174.640
- Distribution	48.775	—	48.775	47.927
- Management	125.450	—	125.450	126.713
Intangible, net	304.931	(80.780)	224.151	225.919

14) — SUPPLIERS

	03/31/2009	12/31/2008
Current
Wholesale supply and transport of electricity -
Eletrobrás — energy from Itaipu	182.139	169.196
Furnas	52.014	68.366
CCEE	11.677	67.829
Cemig Geração e Transmissão S.A.	46.686	20.881
CHESF — Cia. Hidroelétrica do São Francisco	25.437	26.226
CESP — Cia. Energética de São Paulo	17.584	16.502
CEEE — Cia. Estadual de Energia Elétrica	13.403	13.501
Other generators and distributors	102.834	60.467
	451.774	442.968
Materials and services	93.623	165.293
	545.397	608.261

15) — TAXES, CHARGES AND CONTRIBUTIONS

	03/31/2009	12/31/2008
CURRENT
Income tax	92.995	—
Social Contribution	34.066	—
ICMS tax	233.911	221.127
Cofins tax	40.301	33.298
Pasep tax	8.744	7.223
Social security system	11.152	11.980
Other	10.112	12.595
	431.281	286.223
Deferred obligations
Income tax	15.221	44.916
Social Contribution	5.480	16.170
Cofins tax	1.113	10.140
Pasep tax	242	2.202
	22.056	73.428
	453.337	359.651
NON-CURRENT
Cofins tax	115.771	78.053
Pasep tax	25.134	16.946
	140.905	94.999
Deferred obligations
Income tax	83.394	81.581
Social Contribution	30.022	29.370
	113.416	110.951
	254.321	205.950

The current deferred obligations are the regulatory assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory matters, and are owed as and when these assets and liabilities are realized.

The non-current obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of ICMS tax in the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company has obtained an injunction from the judiciary enabling it not to make the payment and authorizing payment into Court starting from 2008.

The non-current deferred obligations for income tax and Social Contribution refer, substantially, to the recognition of financial instruments (FX variation, and hedge transactions) by the cash method, which are payable as and when realized, by payment or redemption, and to the marking to market of financial instruments, and adjustment to present value, implemented by the change in the Corporate Law, to be reversed as and when realized.

16) — LOANS, FINANCINGS AND DEBENTURES

	03/31/2009						12/31/2008
FINANCING SOURCES	Principal maturity	Annual cost (%)	Currency	Current	Non- current	Total	Total
FOREIGN CURRENCY
ABN AMRO Bank - N. (2)	2013	6.00	US$	1,910	115,760	117,670	117,025
ABN AMRO Real S.A. (3)	2009	6.35	US$	3,842	—	3,842	3,772
ABN AMRO Real S.A. (3)	2009	6.35	US$	10,487	—	10,487	10,299
ABN AMRO Real S.A. (3)	2009	6.35	US$	3,380	—	3,380	3,320
Banco do Brasil S.A. — Various bonds (1)	2024	Various	US$	16,853	78,492	95,345	93,868
B.N.P. — Paribas	2010	Libor+ 1.875	US$	11,862	5,673	17,535	17,410
KFW	2016	4.50	EURO	2,213	14,213	16,426	17,087
UNIBANCO S.A (4)	2009	6.50	US$	4,817	—	4,817	4,796
UNIBANCO S.A (4)	2009	5.00	US$	11,962	—	11,962	11,927
Debt in foreign currency				67,326	214,138	281,464	279,504
BRAZILIAN CURRENCY
Banco do Brasil S.A	2009	111.00% of CDI	R$	59,099	—	59,099	57,254
Banco do Brasil S.A	2013	CDI+ 1.70	R$	2,145	20,001	22,146	21,434
Banco do Brasil S.A	2013	107.60% of CDI	R$	12,108	96,000	108,108	104,835
Banco do Brasil S.A	2014	104.1% of CDI	R$	16,708	300,000	316,708	307,426
Banco Itaú — BBA	2013	CDI+ 1.70	R$	13,469	132,434	145,903	141,197
Banco Itaú — BBA	2014	CDI+ 1.70	R$	114	3,473	3,587	3,968
Banco Votorantim S.A.	2010	113.50% of CDI	R$	1,000	29,248	30,248	29,283
Banco Votorantim S.A.	2013	CDI+ 1.70	R$	2,306	98,214	100,520	99,771
Bradesco S.A.	2013	CDI+ 1.70	R$	26,268	240,869	267,137	258,554
Debentures (5)	2014	IGP—M+ 10.50	R$	26,557	303,073	329,630	324,641
Debentures (5)	2017	IPCA+ 7.96	R$	9,566	432,393	441,959	427,784
Eletrobrás	2023	UFIR+ 6.00 to 8.00	R$	42,453	314,593	357,046	369,632
Large consumers	2011	Various	R$	2,800	2,538	5,338	5,301
Santander do Brasil S.A.	2013	CDI+ 1.70	R$	1,568	49,958	51,526	50,291
UNIBANCO S.A.	2013	CDI+ 1.70	R$	10,977	130,224	141,201	136,647
Banco do Nordeste do Brasil	2010	TR+ 7.30	R$	74,368	15,009	89,377	104,950
Other	2010	Various	R$	131	32	163	196
Debt in Brazilian currency				301,637	2,168,059	2,469,696	2,443,164
Overall total				368,963	2,382,197	2,751,160	2,722,668

(1)	Interest rates vary: 2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81 to 0.88% p.a.
(2) to (4)

“Swaps” for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: (2) CDI + 2.00% p.a.;  (3) CDI + 2.12% p.a.; and  (4) CDI + 3.01% p.a.

(5)	Nominal, unsecured, book-entry debentures not converted into shares, without preference.

The composition of loans, by currency and indexor, with the respective amortization is as follows:

	2009	2010	2011	2012	2013	2014	2015	2016 em diante	Total
Currency
US dollar	65,113	45,579	39,906	37,010	34,113	2,586	—	40,731	265,038
Euro	2,213	2,030	2,030	2,030	2,030	2,030	2,031	2,032	16,426
	67,326	47,609	41,936	39,040	36,143	4,616	2,031	42,763	281,464
Indexors
IPCA (Expanded Consumer Price Index)	9,566	—	—	—	—	—	144,131	288,262	441,959
IGP-M inflation index	26,557	—	—	—	—	303,073	—	—	329,630
Ufir (Fiscal Reference Unit)	31,875	45,580	47,007	43,526	37,966	37,079	35,923	78,090	357,046
Interbank CD rate - CDI	145,762	197,172	168,793	268,793	364,793	100,870	—	—	1,246,183
TR	55,797	33,580	—	—	—	—	—	—	89,377
Outher	2,898	190	250	592	592	715	264	—	5,501
	272,455	276,522	216,050	312,911	403,351	441,737	180,318	366,352	2,469,696
	339,781	324,131	257,986	351,951	439,494	446,353	182,349	409,115	2,751,160

The principal currencies and indexors used for monetary updating of the loans, financings and debenture had the following variations:

	Change in			Change in
	quarter ended	Accumulated		quarter ended	Accumulated
	03/31/2009	change in 2008		03/31/2009	change in 2008
Currency	%	%	Indexors	%	%
US dollar	(0.93)	31.94	IGP-M	(0.92)	9.81
Euro	(4.94)	24.13	FINEL	(0.18)	1.90
Yen	(9.51)	62.89	SELIC	2.90	12.48
			CDI	2.85	12.32

The movement on loans, financings and debentures is as follows:

BALANCES AT DECEMBER 31, 2008	2,722,668
Monetary and FX variation	473
Financial charges provisioned	65,881
Capitalization	1,987
Financial charges paid	(9,289)
Amortization of financings	(30,560)
Balance on 31 March 2009	2,751,160

Restrictive covenant clauses

Cemig D has loans and financings with restrictive covenant clauses, which were fully complied with on March 31, 2009.

17) — REGULATORY CHARGES

	03/31/2009	12/31/2008

Global Reversion Reserve — RGR	20,985	20,931
CCC — Fuel Consumption Account	14,703	36,613
Energy Development Account — CDE	28,658	24,288
Eletrobrás — Compulsory loan	1,207	1,207
Aneel inspection charge	2,026	2,026
National Scientific and Technological Development Fund	1,461	19,605
Energy efficiency	150,172	142,074
Research and development	82,494	78,692
Energy system expansion research	731	9,802
Proinfa Alternative Energy Program	—	7,330
	302,437	342,568

Current assets	286,887	327,073
Non-current liabilities	15,550	15,495

18) — POST-EMPLOYMENT OBLIGATIONS

The company became one of the sponsors of the Forluz pension fund (Fundação Forluminas de Seguridade Social), a non-profit institution, with a contributing percentage of 72.45%, the figure being decided based on the allocation of employees in the company in December 2004, with the aim of providing to its associates and participants and their dependents a complementary retirement pension, in accordance with the private pension plan to which they are linked.

Forluz makes the following supplementary pension benefit plans available to its participants:

Mixed Social Security Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service and defined-benefit coverage for disability or death of the active participant, and also on receipt of benefits for time of contribution. The contributions of the Sponsor are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with characteristics of defined contribution, and their respective assets, in the amount of R$ 1,723,087, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. In the case of the assets, this benefit was deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the Official Social Security benefit. On December 31, 2008, 6 active employees and 45 retirees or pension holders were inscribed in this plan.

Cemig Distribution also maintains, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contributes to a health plan for the employees, retirees and dependents, administrated by Forluz.

Amortization of actuarial obligations

Part of the actuarial obligation for post-employment benefits, in the amount of R$ 676,052 on 31 March 2009 (R$ 680,258 on December 31, 2008), was recognized as an obligation payable by the Company and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). On June 2, 2008, the Third Amendment to the Contract with Forluz was signed, to transfer the debtor balance of the contract relating to the Defined Benefit plan to the “A” plan. The amounts then began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE) plus 6% per year.

The liabilities and expenses recognized by Light in connection with the Supplementary Retirement Plan, Health Plan and Life Insurance Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and an Opinion prepared by independent actuaries. Thus, the financial updating, and the use of a surplus for amortization of the debt obligation agreed with Forluz, mentioned in the previous paragraphs, did not produce accounting effects in the income statement of Cemig Distribution. The last actuarial valuation was effected in relation to the base date December 31, 2008.

The movement in the net liabilities has been as follows:

	Pension plans and supplementary retirement plans	Health Plan	Dental Plan	Life Insurance	Total
Net liabilities on December 31, 2008	312,900	244,989	11,313	317,128	886,330
Expense (revenue) recognized in the income statement	1,791	13,125	812	7,211	22,939
Contributions paid	(23,034)	(10)	(132)	(7,740)	(30,916)
Net liabilities on March 31, 2009	291,657	258,104	11,993	316,599	878,353

Current liabilities	54,580	—	—	—	54,580
Non-current liabilities	237,077	258,104	11,993	316,599	823,773

19) — CONTINGENCY PROVISIONS

The company makes contingency provisions for legal actions in which the chance of loss is rated “probable”.

	Balance on 12/31/2008	Additions	Write-offs	Balance on 03/31/2009
Labor-law contingencies
Various	6,195	1,116	—	7,311

Civil
Personal damages	7,801	232	—	8,033
Tariff increases	1,410	—	(342)	1,068
Other	8,310	610	—	8,920

Regulatory
Aneel administrative proceedings	43,714	927	—	44,641
Total	67,430	2,885	(342)	69,973

Aneel administrative proceedings

On January 9, 2007, Aneel notified Cemig Distribuição S.A. that it considered certain criteria adopted by the company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 44,641.

Tariff increases

Several industrial consumers filed actions against Cemig, the parent company of Cemig Distribution, seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. The Company estimates the amounts to be provisioned based on the disputed billed amounts and based on recent court decisions. The total value of the exposure of Cemig and its subsidiaries in this matter, 100% provisioned, is R$ 95,095.

Legal actions with risk of loss classified as “possible”

Additionally, there are legal actions of a regulatory, civil or tax nature in progress, the chances of loss in which have been estimated as “possible”. These are periodically reassessed, and do not require the constitution of a provision in the income statement. They are as follows:

ICMS tax — Low-income consumers

The company receives a subvention from Eletrobrás in relation to the discounts given to low-income consumers. The Minas Gerais State office of the Federal Tax Authority served an infringement notice on Cemig, on the argument that the subsidy should be subject to the ICMS tax (a value added tax charged by states on invoices for services). The potential for loss in this action is R$ 134,515, not including the ICMS tax that might be claimed by the tax authority relating to the period subsequent to the infringement notice. No provision was constituted for the result of this dispute, since the company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this demand. The chance of loss in this action is rated “possible”.

Social Security and tax obligations — on the indemnity paid for the “Anuênio”.

In 2006 Cemig Distribution paid an indemnity to the employees in the amount of R$ 127,058, in exchange for the rights to future payments known as the “Anuênio” which would be incorporated into salaries. The company did not withhold (for payment to the government) income tax and social security contribution on these payments because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 87,268,. These are posted in Deposits connected to legal actions (Payments into Court). No provision was made for possible losses and the company classifies its expectation of loss in this action as “possible”.

Contingencies of the Holding Company

Cemig, the controlling company of Cemig Distribution, is fighting court actions for which it rates the chance of loss as “possible” or “remote”. A negative ruling on these lawsuits could impact the businesses of Cemig Distribution. The main actions that have this characteristic are described below:

•                  Several consumers and the Public Prosecutor of the State of Minas Gerais have brought civil actions against Cemig contesting tariff adjustments applied in previous years, including the Extraordinary Tariff Recomposition, and the inflation index used to increase the electricity tariff in April 2003. Reimbursement was claimed for twice such amounts as come to be considered as erroneously charged by the Company. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions.

•                  Cemig is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$ 525,579. The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. Expectation of loss in this action is classified as “possible”.

20) – STOCKHOLDERS’ EQUITY

At March 31, 2009, Cemig Distribuição has registered capital of R$ 2,261,998, represented by 2,261,997,787 nominal common shares, without par value, wholly owned by Cemig.

21) - GROSS REVENUE FROM RETAIL SUPPLY OF ELECTRICITY, AND REVENUE FOR USE OF THE NETWORK – CAPTIVE CONSUMERS

The breakdown for retail supply of electricity, by type of consumer, is as follows:

	(Not reviewed by independent auditors)
	Number of consumers		MWh		R$
	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Residential	5,467,018	5,219,135	1,905,496	1,729,761	825,609	931,006
Industrial	74,279	73,664	1,182,634	1,224,837	363,977	402,609
Commercial, services and others	582,886	562,645	1,160,226	1,084,482	464,601	508,427
Rural	524,620	558,176	452,303	453,242	96,113	136,705
Public authorities	54,292	51,994	168,534	152,436	66,039	70,525
Public illumination	2,858	2,597	269,358	259,068	62,728	73,332
Public service	8,404	7,912	260,706	262,152	67,030	74,443
Sub-total	6,714,357	6,476,123	5,399,257	5,165,978	1,946,097	2,197,047
Own consumption	836	827	8,543	8,915	—	—
Subsidy for low-income consumers	—	—	—	—	144,203	41,142
Retail supply not invoiced, net	—	—	—	—	(22,986)	100,085
Effect of the definitive tariff review					(264,625)	—
	6,715,193	6,476,950	5,407,800	5,174,893	1,802,689	2,338,274
Transactions in energy on the CCEE	—	—	—	—	12,531	5,073
Total	6,715,193	6,476,950	5,407,800	5,174,893	1,815,220	2,343,347

22)   REVENUE FROM USE OF THE NETWORK — FREE CONSUMERS

Starting in January 2005, a significant proportion of large industrial consumers became “free” consumers, with energy being sold to these consumers via Cemig Geração e Transmissão (“Cemig GT”). As a result the charges related to the use of the distribution network (“TUSD”) of these free consumers started to be charged separately by Cemig Distribution, being recorded in the account line “Revenue for use of the network”.

23) – OTHER OPERATIONAL REVENUES

	03/31/2009	03/31/2008
Charged service	3,498	3,093
Other provisions of services	2,677	4,750
Rental and leasing	12,886	9,709
Other	188	3
	19,249	17,555

24) – DEDUCTIONS FROM OPERATIONAL REVENUE

	03/31/2009	03/31/2008
ICMS tax	496,288	557,276
Cofins tax	178,784	242,383
Global Reversion Reserve – RGR	17,517	15,420
PIS and Pasep taxes	38,815	58,130
Energy Efficiency Program – PEE	6,496	8,602
Energy Development Account - CDE	77,529	75,073
Fuel Consumption Account – CCC	88,487	62,594
Research and Development – R&D	2,598	3,441
National Scientific and Technological Development Fund (FNDCT)	2,598	3,441
Energy system expansion research	1,299	1,721
ISS value added tax on services	73	71
	910,484	1,028,152

Cemig Distribution pays ICMS applicable to the “Portion A” amounts and the Deferred Tariff Adjustment in conformity with the invoicing of amounts on the customer’s electricity bill.

25) — OPERATIONAL COSTS AND EXPENSES

	03/31/2009	03/31/2008
Personnel expenses	200,966	194,660
Post-employment obligations (Note 18)	22,939	37,169
Materials	20,815	22,024
Outsourced services	105,051	99,953
Energy purchased for resale	505,711	577,738
Depreciation and amortization	81,162	110,515
Operational provisions	15,694	36,652
Charges for the use of the basic transmission grid	119,565	119,994
Other net expenses	28,623	31,773
	1,100,526	1,230,478

	03/31/2009	03/31/2008
a) PERSONNEL EXPENSES
Remuneration and salary-related charges and expenses	189,244	171,826
Supplementary pension contributions — Defined Contribution Plan	12,590	12,356
Assistance benefits	23,568	22,866
	225,402	207,048
( – ) Personnel costs transferred to works in progress	(22,547)	(16,269)
PPD Voluntary Dismissal Program	(1,889)	3,881
	200,966	194,660

The Voluntary Dismissal Program (PPD)

The company has a Voluntary Dismissal Program (PPD), which is permanent, and applicable to spontaneous rescissions of employment contracts by employees. Among the principal financial incentives of the program are payment of 3 times the gross amount of monthly remuneration, and 6 months’ contributions to the Health Plan after leaving the company, deposit of the 40% “penalty” payment due on the balance of the FGTS upon termination of an employment contract, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

Since this program was put in place in March 2008, 523 employees have subscribed to it. An expense has been recognized for the financial incentives under the program, was recognized in full in the 2008 income statement.

	03/31/2009	03/31/2008
b) OUTSOURCED SERVICES
Collection/meter reading/bill delivery agents	27,837	25,137
Communication	6,702	10,775
Maintenance and conservation of electricity facilities and equipment	25,547	19,089
Building conservation and cleaning	5,177	4,328
Contracted labor	4,759	7,111
Freight and airfares	916	722
Accommodation and meals	2,774	2,825
Security services	1,743	693
Consultancy	1,187	1,647
Maintenance and conservation of furniture and utensils	4,974	5,907
Maintenance and conservation of vehicles	4,211	3,408
Disconnection and reconnection	5,353	6,036
Other	13,871	12,275
	105,051	99,953

	03/31/2009	03/31/2008
c) ELECTRICITY BOUGHT FOR RESALE
From Itaipu Binacional	179,722	198,544
Short-term energy	9,169	52,664
“Bilateral Contracts”	27,056	45,354
Reimbursement of CVA —	—	157
Energy acquired at auction	221,176	217,153
Proinfa supply	23,350	17,846
Proinfa Energy program	(169)	31,274
Amounts received in “Portion A” (Note 7)	45,407	14,746
	505,711	577,738

	03/31/2009	03/31/2008
d) OPERATIONAL PROVISIONS
Pension plan premiums	(1,481)	21
Provision for doubtful receivables	14,632	28,380
Labor-law contingencies	1,115	2,065
Reversal of Aneel administrative proceedings	926	2,210
Provision (reversal) for civil actions on tariff increases	(342)	3,465
Other	844	511
	15,694	36,652

	03/31/2009	03/31/2008
e) OTHER OPERATIONAL EXPENSES, NET
	5,682	5,262
Leasing and rentals	2,835	8,801
Advertising	3,424	4,645
Own consumption of electricity	3,287	3,428
Subventions and donations	6,266	6,285
Aneel inspection charge	4,603	4,641
Taxes and charges (IPTU, IPVA and others)	1,783	1,048
Financial compensation for use of water resources	515	419
Contribution to the MAE	(615)	608
Insurance	843	(3,362)
	28,623	31,773

26) — NET FINANCIAL REVENUES (EXPENSES)

	03/31/2009	03/31/2008
FINANCIAL REVENUES
Revenue from cash investments	10,180	18,040
Arrears penalty payments on electricity bills	22,578	43,048
Monetary variation of CVA	10,201	5,221
Monetary variation — General Agreement for the Electricity Sector	14,235	27,337
Monetary variation — Deferred Tariff Adjustment	1,777	25,897
FX variations	10,053	1,182
Pasep and Cofins taxes on financial revenues	(164)	(2,594)
Other	9,798	7,816
	78,658	125,947

FINANCIAL EXPENSES
Charges on loans and financings	(67,327)	(64,368)
Monetary variation — General Agreement for the Electricity Sector	—	(6,814)
Monetary variation of CVA	(1,835)	(4,806)
FX variations	(2,639)	(2,533)
Monetary variation — loans and financings	(3,737)	(19,190)
CPMF tax	—	(3,024)
Losses on financial instruments (Note 29)	(753)	(7,291)
Provision for losses in the recovery of RTE amounts — Updating	—	(1,470)
Other	(10,140)	(5,910)
	(86,431)	(115,406)
NET FINANCIAL REVENUES (EXPENSES)	(7,773)	10,541

The Pasep and Cofins tax expenses are applicable to the financial revenues on the regulatory assets, which are realized through invoicing of electricity.

27) — RELATED PARTY TRANSACTIONS

As mentioned in Explanatory Note 1, the Company is a wholly-owned subsidiary of Companhia Energética de Minas Gerais — Cemig, of which the controlling stockholder is the Government of the State of Minas Gerais. Cemig Geração e Transmissão (“Cemig GT”) and Light are also subsidiaries of Cemig.

The principal balances and transactions with related parties of Cemig Distribution are:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008
CEMIG
Affiliated companies and holding co.	10.268	9.870	13.419	12.524	—	—	—	—
Interest on Equity and dividends	—	—	682.227	682.227	—	—	—	—

Cemig Geração e Transmissão S.A.
Affiliated companies and holding co.	15.046	13.433	9.957	10.705	—	—		—
Energy purchased for resale (Note 1)	—	5.570	46.686	20.881	—	960	(54.486)	(23.348)

Light
Energy bought for resale (1)	—	—	2.535	2.454	—	—	(5.267)	(5.079)

Minas Gerais state government
Consumers and traders (4)	2.269	1.616	—	—	19.051	17.878	—	—
Taxes, charges and contributions (5)	122.646	115.275	57.351	57.351	(496.288)	(557.276)	—	—
Taxes subject to offsetting (5)	57.351	57.351	—	—	—	—	—	—
Consumers and traders (2)	11.968	17.200	—	—	—	—	—	—

FORLUZ
Post-employment obligations — current (3)	—	—	54.580	53.092	—	—	(22.939)	(37.169)
Post-employment obligations — noncurrent (3)	—	—	823.773	833.238	—	—	—	—
Other	—	—	25.677	53.912	—	—	—	—
Personnel expenses (6)	—	—	—	—	—	—	(12.590)	(12.356)
Current administration expense (7)	—	—	—	—	—	—	(3.062)	(2.996)

OTHER
Affiliated and subsidiary companies, or parent	569	557	—	—	—	—	—	—

Main material comments on the above transactions:

(1)  The Company has contracts for purchase of electricity from Cemig Geração e Transmissão S.A. and Light S.A., arising from the public electricity auction which took place in 2005, with period of validity of 8 years from the start of supply and annual adjustment by the IGP-M inflation index. These transactions were carried out on terms equivalent to those that prevail in transactions with independent parties, in view of the fact that the purchase of energy was made through an auction organized by the federal government, which subsequently decided what contracts should be signed between distributors and generators.

(2)  A substantial portion of the amount refers to the renegotiation of the debit originating from the sale of energy to Copasa, with provision for payment up to September 2012, and financial updating (IGP-M inflation index + 0.5% per month).

(3)  The contracts of FORLUZ are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) (See Explanatory Note 18) and will be amortized up to the business year of 2024.

(4)  Refers to sale of energy to the government of the State of Minas Gerais. The transactions were carried out on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the energy is that defined by Aneel through a resolution referring to the company’s annual tariff adjustment.

(5)  The transactions with ICMS tax posted in the financial statements refer to transactions for sale of energy and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(6)  Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 18) and calculated on the monthly remunerations in accordance with the regulations of the Fund.

(7)  Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

For more information on the main transactions, see Explanatory Notes 5, 9, 15, 18, 20, 24, 25 and 27.

28) — FINANCIAL INSTRUMENTS

Cemig Distribution uses financial instruments restricted to cash and cash equivalents, consumers and traders, loans and financings, debentures, and currency swaps. The gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recognized initially at fair value and are classified as follows:

•                            Held for trading: In this category are cash investments and derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the income statement.

•                            Receivables: Credits from consumers and traders are in this category. They are recognized at their nominal realization value, similar to the fair values.

•                            Loans and financings, and obligations under debentures: These are measured at the amortized cost using the effective interest rates method. Gains or losses are recognized in the income statement as and when they take place.

•                            Derivative financial instruments: These are measured at fair value and the gains and losses are recognized directly in the income statement.

a) Management of risks

The management of corporate risks is a management tool that is part of the practices of Corporate Governance and aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, which aims to implement guidelines and monitor the financial risk of transactions which might negatively affect the Company’s liquidity and profitability, recommending protection strategies in relation to foreign exchange, interest rate and inflation risks. These are effectively in line with the Company’s strategy.

Cemig D’s principal exposure risks are listed below:

Exchange rate risk

Cemig D is exposed to the risk of increase in exchange rates, especially of the US dollar against the Real, with significant impact on indebtedness, profit and cash flow. For the purpose of reducing the Company’s exposure to increases in exchange rates, Cemig Distribuição had, on March 31, 2009, hedge transactions contracted, which are described in more detail in item b.

The net exposure to exchange rates is as follows:

	03/31/2009	12/31/2008
EXPOSURE TO EXCHANGE RATES
US dollar
Loans and financings	265,038	262,417
Contracted hedge/swap	(121,923)	(123,071)
	143,115	139,346
Euro
Loans and financings	16,426	17,087
Net liability exposure	159,541	156,433

The Company estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real at the end of 2009 will be 1.50%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively — scenarios which we assess as “possible” and “remote”, respectively.

Risk - Increase in exchange rate	Base 2008	“Probable” scenario	“Possible” scenario Exchange variation of 25%	“Remote” scenario Exchange variation of 50%

US dollar
Loans and financings	265,038	269,022	336,563	404,105
(-) Contracted hedge/swap	(121,923)	(123,756)	(154,826)	(185,897)
	143,115	145,266	181,737	218,208

Euro	16,426	16,673	20,664	24,811

Net liability exposure	159,541	161,939	202,401	243,019

Net effect variation of exchange rate	—	(2,398)	(42,861)	(83,479)

Interest rate risk

Cemig Distribution is exposed to the risk of increase in international interest rates, with an impact on loans and financings in foreign currency with floating rates (Libor) in the amount of R$ 17,535, at March 31, 2009.

In relation to the risk of increase of domestic interest rates, the Company’s exposure arises from its liabilities indexed to interest rates, which are as follows:

EXPOSURE OF CEMIG D TO BRAZILIAN INTEREST RATES	03/31/2009	12/31/2008

Assets
Cash investments	421,297	351,882
Regulatory assets	1,609,016	1,503,538
	2,030,313	1,855,420
Liabilities
Loans and financings	(1,246,183)	(1,210,660)
Regulatory liabilities	(587,987)	(611,202)
Contracted hedge/swap	(121,923)	(123,071)
	(1,956,093)	(1,944,933)
Net liability exposure	74,220	(89,513)

Credit risk

This risk arising from the possibility of Cemig incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also established for receipt of receivables in arrears.

Electricity scarcity risk

The electricity sold is generated, basically, by hydroelectric power plants. A prolonged period of shortage of rainfall could result in reduction of volume of water in the reservoirs of the Company’s plants, adversely affecting the recovery of their volume and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Early debt maturity risk

The Company has contracts for loans and financings with the restrictive covenant clauses normally applicable to these types of operation, related to compliance with limits on economic and financial indices, cash flow and other indicators. Non-compliance with these clauses could result in early maturity of debt. The restrictive covenant clauses were fully complied with on March 31, 2009.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of distribution services. Management expects that these concessions will be renewed by Aneel and/or the Mining and Energy Ministry. If the Mining and Energy Ministry does not grant the applications for renewals of these concessions, or if it decides to renew them upon imposition of additional costs for the company (“concessions for consideration”), the present levels of activity and profitability could be altered.

b) Financial instruments — derivatives

The derivative instruments contracted by the company have the purpose of protecting the company’s operations against the risks arising from foreign exchange variation, and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments, but only the gains or losses that actually occur. The net results of these transactions represented a loss on March 31, 2009, of R$ 753 (vs. loss of R$ 7,291 on March 31, 2008), recorded in Financial revenue (expenses).

Methodology of calculation of the fair value of positions

The fair value of financial investments is calculated, when applicable, taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by Cemig D on March 31, 2009.

Receivable by						Lost not realized				Accumulated Effect
Cemig Geração e	Payable by Cemig Geração	Maturity	Market	Principal amount contract*		Book Value		Fair Value		Payable Amount
Transmissão	e Transmissão	period	Trading	03/31/2009	03/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009
US$ exchange rate + interest (5.58% p.a. to 7.48% p.a.)	R$ 100% of CDI + interest (2.98% p.a. to 3.01% p.a.)	From 04/2009 to 06/2013	Over the counter (OTC)	US$52,662	US$52,662	(76,726)	(70,801)	(80,385)	(79,633)	—

c) Sensitivity analysis

The derivative instrument described above shows that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate at the end of 2009 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively, in relation to December 31, 2008 — scenarios which we assess as “possible” and “remote”, respectively. In these “possible” and “remote” scenarios, the CDI rate at December 31, 2009, would be: 11.25% and 13.50%, respectively.

	Base	“Probable” scenario	“Possible” scenario	“Remote” scenario
Risk -Exposure Brazilian Interest Rates
Contract in US$	(121,923)	(119,953)	(122,005)	(124,057)
Net effect variation of SELIC		1,969	(82)	(2,134)

29) — FINAL RESULT OF THE SECOND TARIFF REVIEW OF CEMIG D

In March 2009 Aneel homologated the final result of the tariff review of Cemig Distribution, the effects of which take place from April 2008.

The final result of the Company’s second tariff review was an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

For the homologation of the final Tariff Review, Aneel also recalculated the amounts which, in its judgment, should have been those effectively recognized in the Company’s Tariff Adjustment as from April 2008.

The effects on the income statement relate primarily to the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs; and also to a review by Aneel of the criterion for calculation of the reimbursements, in the tariff, of the financial regulatory assets, which resulted in discounting of amounts which, in the regulator’s view, were included in excess in the Company’s tariff in 2008. A summary of the adjustments is shown below.

31/03/2009
Adjustment arising from the Company’s Tariff Review	(104,458)
Revision of the calculation of reimbursement of the financial items included in the 2008 tariff adjustment	(160,167)
Other regulatory items	71,719
(192,906)

The adjustments referred to affected the following lines of the March 31, 2009 income statement:

31/03/2009
Operational revenue net of Pasep and Cofins taxes	(213,803)
Operational costs and expenses	20,987
(192,906)
Income tax and Social Contribution tax	65,588
Net effect on income statement	(127,318)

30) — SUBSEQUENTS EVENTS

Temporary Voluntary dismissal program (PDV)

In April 2009, Cemig put in place its temporary voluntary dismissal program (PDV), available to employees between April 22 and June 5, 2009.

Employees who subscribe to the PDV receive a financial incentive varying between 3 and 16 times their monthly remuneration, according to criteria established in the program’s regulations, of which the principal one is the time of contribution remaining for full retirement entitlement under the national social security system (INSS). The incentive includes payment of the contributions to the pension fund and the INSS up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals) of 40% on the balance of the employee’s accumulated funds under the FGTS system.

Additionally, Cemig guarantees full payment of the costs of the group life insurance plan, for 6 months, and of the health plan, for 12 months, from the date of leaving the company.

The provision for the expenses under this program will be made in the second quarter of 2009, depending on how many employees subscribe to the program.

The April 2009 tariff adjustment

The adjustment to Cemig D’s tariffs resulted in an average increase of 6.21% in consumers’ electricity invoices, from April 8, 2009. The adjustment applied differently to different consumer categories: electricity bills of residential consumers were increased by 4.87%; invoices for high-voltage consumers were increased by an average of 9.42%.

ECONOMIC — FINANCIAL PERFORMANCE

Amounts are in thousands of Reais unless otherwise stated.

Profit in the period

In the first quarter of 2009 (1Q09), Cemig D reported net profit of R$ 40.334 million, 85.10% lower than the net profit of R$ 270.659 million reported for the first quarter of 2008 (1Q08).

This lower profit was due in part to the extraordinary adjustments posted in the first quarter of 2009, arising from the final values advised by Aneel for the Company’s tariff review, with a negative impact of R$ 127 million in the result. In counterpart, an extraordinary creditor item with a positive impact of R$ 38 million was posted in the income statement for the first quarter of 2008.

Additionally, there was a reduction in net revenue as a result of the tariff review of Cemig Distribution made in 2008, which applied an average reduction in tariffs of 12.24% as from April 8 of that year.

Ebitda (method of calculation not reviewed by external auditors)

Cemig D reported Ebitda in the first three months of 2009 (“3M09”) 68.46% lower than in 3M08. Adjusted for non-recurring items, Ebitda was 23.50% lower.

As part of the tariff review of Cemig Distribuição, Aneel included in the tariff to be applied as from April 8, 2009 certain financial items relating to previous business years which resulted in the recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers in the period April 8, 2009 to April 7, 2010.

The financial items mentioned refer principally to the reduction in the cost of the “Reference Company” used by Aneel to reimburse the Company for its manageable costs, with effect backdated to 2008. The impact on Ebitda of this non-recurring recognition of financial items was R$ 192,816, as follows:

EBITDA - R$ ‘000	03/31/2009	03/31/2008	Change %
Net profit	40,334	270,659	(85.10)
+ Income tax and Social Contribution	18,477	141,031	(86.90)
+ Employees’ and managers’ shares in results	18,725	16,155	15.91
- Financial revenue (expenses)	7,773	(10,541)	—
+ Amortization and depreciation	81,162	110,515	(26.56)
= Ebitda	166,471	527,819	(68.46)
Non-recurring items:
- Tariff review – Net revenue	213,803	(62,464)	—
+ Tariff review – Operational expense	(20,987)	4,330	—
= ADJUSTED EBITDA	359,287	469,685	(23.50)

The lower Ebitda in the first quarter of 2009 than in 1Q08 (excluding the effects of expenses on depreciation and amortization) principally reflects the negative impacts of the final tariff review. The operational performance in 2009 was reflected in Ebitda margin, which rose from 32.03% in 1Q08 to 14.04% in 1Q09.

GROSS REVENUE FROM RETAIL SUPPLY OF ELECTRICITY, AND REVENUE FOR USE OF THE NETWORK — CAPTIVE CONSUMERS

This revenue was R$ 1,815,220 in the first quarter of 2009, 22.54% lower than in 1Q08, when it was R$ 2,343,347.

The main impacts on 2008 revenues arose from the following factors:

•      Tariff readjustment averaging 12.24% on consumer tariffs, starting from April 8, 2008 (full effect in 2009).

•      Volume of energy invoiced to final consumers 4.52% higher (this excludes Cemig D’s own internal consumption).

•        Recording of regulatory liability resulting from the adjustment in the Company’s Tariff Review, backdated to 2008, representing a reduction of R$ 213,803 in gross revenue.

Electricity sold to final consumers (MWh)
(Data not audited by independent auditors)

Consumption by consumer category	03/31/2009	MWh 03/31/2008	Change %

Residential	1,905,496	1,729,761	10,16
Industrial	1,182,634	1,224,837	(3,45)
Commercial, services and others	1,160,226	1,084,482	6,98
Rural	452,303	453,242	(0,21)
Public authorities	168,534	152,436	10,56
Public illumination	269,358	259,068	3,97
Public service	260,706	262,152	(0,55)
Total	5,399,257	5,165,978	4,52

Revenue from use of the network — Free Consumers

This revenue refers to the TUSD — Tariff for Use of the Distribution System — charged to free consumers on the energy sold, principally by Cemig Generation and Transmission. In the first quarter of 2009 this revenue was R$ 261,850, compared to R$ 315,032 in 1Q08, that is to say 16.88% lower, due to a lower volume of transport of energy for free consumers, consequence of the international economic situation, which had repercussions on Brazilian industrial production.

Non-controllable costs

Differences between the non-controllable costs assumed in calculating tariff adjustments, and disbursements actually made, are recorded in an account known as the CVA (cost variation account), and their total is offset in subsequent tariff adjustments. CVA amounts are registered in Current and Non-current assets. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue. Please refer to further information in Explanatory Note 5 and Note 6 to the Quarterly Information.

As from March 2008 the company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs which were actually received in the tariff is transferred to Operational expenses, as shown in Explanatory Note 6, Item “b”.

Deductions from operational revenues

Deductions from operational revenues in 1Q09 totaled R$ 910,484, 11.44% lower than in 1Q08 (R$ 1,028,152). The principal changes in these expenses are as follows:

Fuel Consumption Account — CCC

The deduction from revenue for the CCC was R$ 88,487 in 1Q09, compared to R$ 62,594 in 1Q08, an increase of 41.37%. This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro-rata among electricity concession holders by the Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

Energy Development Account — CDE

The deduction from revenue for the CDE was R$ 77,529 in 1Q09, 3.27% higher than in 1Q08 (R$ 75,073). The payments are specified by an Aneel Resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

RGR — Global Reversion Reserve

The deduction from revenue for the CDE was R$ 17,517 in 1Q09, 13.60% higher than in 1Q08 (R$ 15,420). This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

The other deductions from revenue are for charges calculated as a percentage of billing, and their variations thus, substantially, arise from the changes in revenue.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding Net financial revenue (expenses)) amounted to R$ 1.100 billion in 1Q09, 10.56% lower than in 1Q08 (R$ 1,230 billion), a reduction of 10.56%. This mainly reflects changes in energy bought for resale, post-employment obligations and depreciation and amortization. For further information on the composition of operational costs and expenses, see Explanatory Note 25 to the Quarterly Information.

The principal changes in expenses are:

Personnel expenses

Personnel expenses totaled R$ 200,966 in 1Q09, 3.24% higher than in 1Q08 (R$ 194,660). This principally reflects:

•        Salary increase of 7.26% given to employees in November 2008.

•        Greater transfer of costs from personnel expenses to works in progress (R$ 22,547 in 1Q09, vs. R$ 16,269 in 1Q08) due to greater capital expenditure activity.

Further information on the composition of personnel expenses is given in explanatory note No. 25 of the Quarterly Information.

Energy purchased for resale

Expense on electricity purchased for resale was R$ 505,711 in 1Q09, compared to R$ 577,738 in 1Q08, representing a reduction of 12.47%. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs. Further information is given in Explanatory note No. 25 to the Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization was R$ 81,162 in first quarter 2009, compared to R$ 110,515 in 1Q08, that is to say 26.56% lower. This result arises from the depreciation of “Special Obligations”, from April 2008, the date of the second-cycle tariff review.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 22,939 in 1Q09, compared to R$ 37,169 in 1Q08, 38.28% lower. These expenses basically represent interest on the actuarial liabilities of Cemig Distribution, net of the expected return on the plans’ assets, as estimated by an external actuary. The reduction in this expense in 2009 is mainly due to the downward adjustment made in December 2008 to actuarial assumptions for interest rates, resulting in a reduction in the Company’s net obligations.

Charges for Use of the Basic Transmission Grid

Charges for use of the transmission network totaled R$ 119,565 in 1Q09, compared to R$ 119,994 in 1Q08, 0.36% lower. These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution. This is a non-controllable cost; the amount deducted from revenue is passed through to tariffs.

Outsourced services

The expense on outsourced services in 1Q09 was R$ 105,051, compared to R$ 99,953 in 1Q08, 5.10% higher, the main variations being in expenditure on maintenance and conservation of electricity facilities, and outsourced invoice collectors, account reading and delivery. Expenses under this heading are given in detail in Explanatory Note 25 to the Quarterly Information.

Financial revenues (expenses)

In 1Q09 the company reported net financial expenses of R$ 7,773, compared to net financial expenses of R$ 10,541 in 1Q08. The main factors in this financial result are:

•        Lower revenue from cash investments, at R$ 10,180 in 1Q09, vs. R$ 18,040 in 1Q08, 43.57% higher, due to a lower volume of cash invested in this quarter.

•        Revenue from penalty payments applied to arrears on settlement of electricity bills R$ 20.470 lower in 1Q09, at R$ 22.578, compared to R$ 43,048 in 1Q08. This variation also reflects an item of revenue posted in 1Q08, in the amount of R$ 10,516, relative to accounts received from major industrial consumers for consumption in prior years — the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•        Lower revenue from monetary updating on the General Agreement for the Electricity Sector. The revenue was R$ 14,235 in 1Q09, compared to R$ 27,337 in 1Q08 — reflecting the lower value of the regulatory assets in 2009, since part of them had been amortized.

•        Reduction of 93.14% in the revenue from monetary updating and interest on the Deferred Tariff Adjustment. This revenue was R$ 1,777 in 1Q09, compared to R$ 25,897 in 1Q08. This mainly reflects the reduction of the size of the asset, due to receipt of some of the amounts receivable in electricity bills paid by clients. See Explanatory Note 10 to the Quarterly Information.

•        Lower Monetary Variation on Loans and Financings: R$ 3,737 in 1Q09, vs. R$ 19,190 in 1Q08. This result is basically due to the higher variation in inflation indices in 2008.

For a breakdown of financial revenues and expenses, see Explanatory Note nº 25 of the quarterly information.

Income tax and Social Contribution

In 1Q08 Cemig D posted expenses on income tax and Social Contribution of R$ 18,477, representing 23.83% of the pre-tax profit of R$ 77,536. In 1Q08, the company posted expenses on income tax and Social Contribution of R$ 141,031 million, representing 32.96% of the pre-tax profit of R$ 427,845. These effective rates are reconciled with the nominal rates in Explanatory Note 9 to the quarterly information.

*************************

4.             Quarterly Financial Information for the quarter ended March 31, 2009, Cemig Geração e Transmissão S.A.

BALANCE SHEETS

AT MARCH 31, 2009 AND DECEMBER 31, 2008

ASSETS

(R$ ‘000)

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
CURRENT
Cash and cash equivalents (Note 3)	1,257,870	862,098	1,239,447	852,213
Consumers and traders (Note 4)	385,330	357,733	384,266	356,959
Concession holders – transport of energy	50,574	50,186	50,574	50,186
Taxes subject to offsetting (Note 6)	331,938	274,113	330,976	273,184
Traders – Transactions in Free Energy (note 6)	16,115	15,076	16,115	15,076
Tax credits (Note 7)	24,899	21,118	24,899	21,118
Inventories	3,656	4,024	3,656	4,024
Other credits	69,220	63,268	61,530	58,814
TOTAL, CURRENT	2,139,602	1,647,616	2,111,463	1,631,574

NONCURRENT
Long term assets
Tax credits (Note 7)	77,039	83,347	77,039	83,347
Traders – Transactions in Free Energy (Note 5)	10,640	4,107	10,640	4,107
Taxes subject to offsetting (Note 6)	18,158	18,158	18,158	18,158
Deposits linked to legal actions	57,714	49,532	57,714	49,532
Receivable from related parties (Note 23)	10,843	9,853	10,843	9,853
Other credits	20,775	14,999	10,908	11,995
Total long term assets	195,169	179,996	185,302	176,992

Investments (Note 8)	1,074,537	1,074,778	1,132,220	1,112,306
Fixed assets (Note 9)	4,801,846	4,756,861	4,621,827	4,663,169
Intangible (Note 10)	17,240	13,808	14,453	13,696
TOTAL, NONCURRENT	6,088,792	6,025,443	5,953,802	5,966,163
TOTAL ASSETS	8,228,394	7,673,059	8,065,265	7,597,737

The Explanatory Notes are an integral part of the financial statements.

BALANCE SHEETS

AT MARCH 31, 2009 AND DECEMBER 31, 2008
LIABILITIES

(R$ ‘000)

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
CURRENT
Charges on loans and financings (Note 13)	418,079	372,693	416,080	370,492
Debentures (Note 13)	381,389	362,606	381,389	362,606
Suppliers (Note 11)	155,316	146,652	111,895	125,486
Taxes, charges and contributions (Note 12)	186,905	78,698	185,512	78,339
Interest on Equity, and dividends, payable	539,042	539,042	539,042	539,042
Salaries and mandatory charges on payroll	44,129	64,500	43,859	64,433
Regulatory charges (Note 14)	75,706	94,363	75,706	94,363
Profit shares	8,951	26,737	8,951	26,737
Debt to related parties (Note 23)	5,544	3,908	5,544	3,908
Post-employment obligations (Note 15)	18,473	17,970	18,473	17,970
Provision for losses on financial instruments (Note 24)	34,861	14,699	34,861	14,699
Other obligations	45,053	69,036	42,609	55,144
TOTAL, CURRENT	1,913,448	1,790,904	1,863,921	1,753,219

NONCURRENT
Loans and financings (Note 13)	1,916,179	1,733,860	1,804,887	1,703,205
Debentures (Note 13)	272,736	271,752	272,736	271,752
Contingency provisions (Note 16)	7,591	7,322	7,591	7,322
Post-employment obligations (Note 15)	257,338	260,618	257,338	260,618
Taxes, charges and contributions (Note 12)	106,443	82,510	106,443	82,510
Regulatory charges (Note 14)	4,352	4,352	4,352	4,352
Other obligations	36,755	40,602	34,445	33,620
TOTAL, NONCURRENT	2,601,394	2,401,016	2,487,792	2,363,379

STOCKHOLDERS’ EQUITY (Note 17)
Registered capital	2,896,785	2,896,785	2,896,785	2,896,785
Capital reserves	584,354	584,354	584,354	584,354
Retained earnings	232,413	—	232,413	—
TOTAL STOCKHOLDERS’ EQUITY	3,713,552	3,481,139	3,713,552	3,481,139
TOTAL LIABILITIES	8,228,394	7,673,059	8,065,265	7,597,737

The Explanatory Notes are an integral part of the financial statements.

INCOME STATEMENT

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

(R$ ‘000, except net profit per thousand shares)

			Consolidated
		Holding	and Holding
	Consolidated	company	company
	03/31/2009	03/31/2009	03/31/2008
OPERATIONAL REVENUE
Gross supply of electricity (Note 18)	769,147	766,106	721,201
Revenue from use of the grid (Note 19)	151,030	151,030	150,434
Other operational revenues	5,653	5,653	6,427
	925,830	922,789	878,062
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 20)	(193,551)	(192,887)	(195,289)
NET OPERATIONAL REVENUE	732,279	729,902	682,773
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY (Note 21)
Charges for use of the basic transmission grid	(72,294)	(72,294)	(64,437)
Electricity bought for resale	(27,190)	(26,712)	8,982
	(99,484)	(99,006)	(55,455)
COST OF OPERATION (Note 21)
Personnel and managers	(58,975)	(58,934)	(53,302)
Post-employment obligations	(6,206)	(6,206)	(9,987)
Materials	(2,884)	(2,867)	(2,508)
Raw materials and inputs for generation	—	—	(21,785)
Outsourced services	(20,246)	(20,127)	(15,086)
Depreciation and amortization	(55,979)	(55,858)	(56,345)
Reversal of provisions	252	252	932
Royalties for use of water resources	(34,767)	(34,767)	(31,201)
Other costs of operation	(6,365)	(6,314)	(4,026)
	(185,170)	(184,821)	(193,308)
TOTAL COST	(284,654)	(283,827)	(248,763)

GROSS PROFIT	447,625	446,075	434,010

OPERATIONAL EXPENSES (Note 21)
General and administrative expenses	(16,932)	(16,932)	(15,972)
Other operational expenses	(5,725)	(5,725)	(20,752)
	(22,657)	(22,657)	(36,724)
PROFIT FROM THE SERVICE
(OPERATIONAL PROFIT BEFORE EQUITY GAINS AND FINANCIAL REVENUES (EXPENSES))	424,968	423,418	397,286
Equity gain (loss) from subsidiaries	—	1,494	—
Net financial expenses (Note 22)	(50,190)	(50,244)	(79,686)
PROFIT BEFORE TAXATION AND PROFIT SHARES	374,778	374,668	317,600

Income tax and Social Contribution (Note 7b)	(126,711)	(126,639)	(111,984)
Deferred income tax and Social Contribution (Note 7 b)	(9,931)	(9,893)	5,031
Employees’ and managers’ profit shares (Note 24)	(5,723)	(5,723)	(4,919)
NET PROFIT FOR THE PERIOD	232,413	232,413	205,728
NET PROFIT PER THOUSAND SHARES, R$	80.23	80.23	71.02

The Explanatory Notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE QUARTELY ENDED ON MARCH 31, 2009

(In Thousand of Reais, except for dividends and Interest on Equity per thousand shares)

	Registered capital	Capital reserves	Retained earnings	Total
BALANCES AT DECEMBER 31, 2008	2,896,785	584,354	—	3,481,139

Net profit for the year	—	—	232,413	232,413
BALANCES AT MARCH 31, 2009	2,896,785	584,354	232,413	3,713,552

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008
R$ ‘000

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
FROM OPERATIONS
Net profit for the year	232,413	205,728	232,413	205,728
Expenses (revenues) not affecting cash
Depreciation and amortization	56,026	56,345	55,905	56,345
Net write-offs of fixed assets	2,119	1,078	2,119	1,078
Equity gains (losses)	—	—	(1,494)	—
Interest and monetary updating — Noncurrent	(16,994)	8,037	(18,019)	8,037
Deferred federal taxes	9,931	(5,031)	9,893	(5,031)
Provisions (reversals) for operational losses	269	(932)	269	(932)
Provisions for losses on “Free Energy” transactions	8,722	10,160	8,722	10,160
Provision for losses on financial instruments	19,697	(2,656)	19,697	(2,656)
Post-employment obligations	7,333	12,004	7,333	12,004
Other	1,087	2,590	1,087	2,590
	320,603	287,323	317,925	287,323
Increase (reduction) in assets
Consumers and traders	(27,597)	(20,460)	(27,307)	(20,460)
Traders — transactions in Free Energy	2,107	13,522	2,107	13,522
Taxes subject to offsetting	(57,825)	(112,367)	(57,792)	(112,392)
Transport of energy	(388)	(9,539)	(388)	(9,539)
Other current assets	2,527	—	2,527	—
Payments into Court	(15,046)	(705)	(8,182)	(705)
Others	(4,761)	11,981	(1,523)	11,981
	(100,983)	(117,568)	(90,558)	(117,593)
Increase (reduction) in liabilities
Suppliers	8,664	(162,391)	(13,591)	(160,540)
Taxes and Social Contribution	122,247	96,323	121,213	96,213
Salaries and mandatory charges on payroll	(20,371)	(4,361)	(20,574)	(4,274)
Regulatory charges	(18,657)	3,067	(18,657)	3,067
Loans and financings	64,125	73,009	64,327	73,009
Post-employment obligations	(10,110)	(12,918)	(10,110)	(12,918)
Losses on financial instruments	465	(3,775)	465	(3,775)
Other	(45,834)	(35,968)	(29,676)	(36,878)
	100,529	(47,014)	93,397	(46,096)

CASH GENERATED BY OPERATIONS	320,149	122,741	320,764	123,634

FINANCING ACTIVITIES
Financings obtained	186,698	8,498	107,086	—
Payments of loans and financings	(4,758)	(31,121)	(4,758)	(31,121)
Interest on Equity, and dividends	—	(6,120)	—	(6,120)
CASH GENERATED BY FINANCING ACTIVITIES	181,940	(28,743)	102,328	(37,241)

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
INVESTMENTS ACTIVITIES
On investments	6,968	(14,746)	(25,018)	(14,746)
In fixed assets	(113,285)	(19,222)	(10,840)	(11,018)
Special Obligations — consumer contributions	—	8	—	8
CASH USED AT INVESTMENTS ACTIVITIES	(106.317)	(33.960)	(35.858)	(25.756)

NET CHANGE IN CASH POSITION	395,772	60,038	387,234	60,637

STATEMENT OF CHANGE IN CASH POSITION
At start of the year	862,098	916,288	852,213	907,116
At end of year	1,257,870	976,326	1,239,447	967,753
	395,772	60,038	387,234	60,637

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008
AND THE QUARTERS ENDED MARCH 31, 2009 AND 2008

In R$ ‘000, except where otherwise stated

1)                                     OPERATIONAL CONTEXT

Cemig Geração e Transmissão S.A. (“Cemig GT”, “Cemig Generation and Transmission”, or “the Company”) is a Brazilian corporation registered with the Brazilian Securities Commission (CVM) for listing, and a wholly-owned subsidiary of Companhia Energética de Minas Gerais — Cemig (“Cemig”). It was created on September 8, 2004, and started operating on January 1, 2005, following of the unbundling of Cemig’s businesses. Its shares are not traded on any securities exchange.

The objects of Cemig GT are: a) to study, plan, project, build and commercially operate systems of generation, transmission and sale of electricity and related services for which concessions are granted, under any form of law, to it or to companies of which it maintains stockholding control; b) to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; c) to provide consultancy services within its field of operation to companies in and outside Brazil; and d) to carry out activities directly or indirectly related to its objects.

The National Electricity Agency (Aneel), the regulator of the Brazilian electricity sector, approved the transfer of the generation concessions from Cemig to Cemig GT by Authorizing Resolution 1338/20004.

Cemig GT operates 46 power plants; of which 43 are hydroelectric, one is a wind power plant and two are thermal plants; and their transmission lines, most of them part of the Brazilian national generation and transmission grid system.

Cemig GT has stockholdings in the following subsidiaries:

•                  Hidrelétrica Cachoeirão S.A. (jointly controlled, 49.00% stake): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant, at Pocrane, in the State of Minas Gerais, with installed capacity of 27MW (information not reviewed by the external auditors). The plant began operating in 2009.

Subsidiaries at pre-operational stage.

•                  Guanhães Energia S.A. (jointly controlled, 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. The plants are at construction phase, with operational start up scheduled for 2009, and have totaled installed capacity of 44MW (information not reviewed by the external auditors).

•                  Cemig Baguari Energia S.A. (subsidiary, 100.00% stake) — Production and sale of electricity as an independent producer in future projects.

•                  Madeira Energia S.A. (jointly controlled, 10.00% stake): Implementation, construction, operation and commercial operation of the Santo Antônio Hydroelectric Plant in the Madeira river basin, in the State of Rondônia, with power of 3,150 MW (information not audited) and commercial startup scheduled for 2012).

•                  Hidrelétrica Pipoca S.A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, with installed capacity of 20MW (information not audited), located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Operational startup is scheduled for April 2010.

•                  Baguari Energia S.A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through its participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), with installed capacity of 140MW (information not audited), on the Doce River in Governador Valadares, Minas Gerais State. Operational start up is planned for October 2009 (1st unit), December 2009 (2nd unit), and February 2010 (3rd unit).

•                  Empresa Brasileira de Transmissão de Energia (“EBTE”) (jointly-controlled subsidiary, 49.00% stake): Holder of public electricity transmission concession, for transmission lines in the state of Mato Grosso. Operational startup is scheduled for June 2010.

2)                                     PRESENTATION OF THE FINANCIAL STATEMENTS

2.1)                           Presentation of the Quarterly Information

The quarterly financial statements were prepared according to accounting principles adopted in Brazil, namely: the Brazilian Corporate Law; the Statements, Orientations and Interpretations issued by the Accounting Statements Committee; the rules of the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of electricity concessions, issued by the National Electricity Agency, Aneel.

The quarterly information has been prepared according to accounting principles, methods and criteria that are uniform in relation to those adopted in the previous business year. In accordance with that, the quarterly information must be read with the financial information of the previous year.

2.2) — Change in the Brazilian Corporate Law

Law 11.638/07 alters and repeals provisions, and creates new provisions, in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changes the criterion for recognition and valuation of certain assets and liabilities. The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with International Financial Reporting Standards (IFRS):

Law 11.638/07 and Provisional Measuere 449/08 alters the Law 6.404/76 the aspects related to the Financial Statements.

In the Financial Statement of 2008, the Company has adopet for the first time the changes in the Brazilian Corporete Law made by Law 11.638 aproved on December 28, 2007, with the respective changes made by the Provisional Measure 449 on December 3, 2008.

The effects in the quarterly statement because of the changes in the Corporate Law were basically, (i) the present value and (ii) financial instruments, and the impact in the net profit of the quarterly ended on March 31, 2008 were in the amount of R$6,632 and R$8,210, respectively, and those were not adjusted in the quarterly information for comparative because the amounts were imaterial.

2.3) The consolidated Quarterly Information (ITR)

The consolidated information at March 31, 2009 includes the financial statements of the Company and of the subsidiaries mentioned in Explanatory Note 1.

The accounting practices were applied in a uniform manner in all the companies consolidated and consistent with those used in the previous business year.

The companies in which control is shared were consolidated proportionately to the percentage holding. Each line in the quarterly information was, thus, consolidated after application of this holding percentage. Consequently, there is no separate line for minority interests.

In the consolidation the following have been eliminated: (i) holdings in the Stockholders’ equity of the subsidiaries; (ii) equity income; (iii) balances of assets and liabilities between the companies consolidated; and (iv) the balances of revenues and expenses arising from transactions between the companies consolidated.

The dates of the financial statements of the investee companies used for calculation of equity income and consolidation coincide with those of the holding company.

3)                                     CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Bank accounts	17,958	150	10,475	—
Cash investments
Bank deposit certificates	1,193,142	818,150	1,182,202	808,415
Treasury Financial Notes (LFTs)	26,951	24,193	26,951	24,193
National Treasury Notes (LTNs)	163	151	163	151
Other	19,656	19,454	19,656	19,454
	1,239,912	861,948	1,228,972	852,213
	1,257,870	862,098	1,239,447	852,213

Cash investments consist of transactions carried out with Brazilian financial institutions. These transactions are contracted on normal market conditions and at normal market rates. They have high liquidity, are promptly convertible into a known amount of cash, and are subject to an insignificant risk of change in value.

These financial investments are, principally, bank certificates of deposit and fixed income funds, remunerated, substantially, by percentages indexed to variation in the CDI (Interbank Certificate of Deposit) rate, varying between 101% and 103% of that rate.

4)                                     CONSUMERS AND RESELLERS

	Balances not	Up to 90 days	More than 90	Total
Consumer type	yet due	past due	days past due	03/31/2009	12/31/2008
Holding company
Industrial	140,378	10,670	40,162	191,210	217,224
Wholesale supply to other concession holders	189,201	—	4,635	193,836	140,515
Provision for doubtful receivables	—	—	(780)	(780)	(780)
	329,579	10,670	44,017	384,266	356,959
Subsidiaries
Industrial	1,057	—	—	1,057	774
Wholesale supply to other concession holders	7	—	—	7	—
	1,064	—	—	1,064	774
Total, consolidated	330,643	10,670	44,017	385,330	357,733

The Company makes provisions for doubtful receivables through individual analysis of clients’ outstanding balances, taking into account the history of default, negotiations in progress and the existence of any real guarantees.

The provision made for doubtful credits is considered to be sufficient to cover any losses in the realization of these assets.

Credits receivable from an industrial consumer in the amount of R$ 46,188, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan made by Ministerial Order 045/86, are recorded in the accounts. The Company expects that the amounts mentioned will be received in full.

5)                                     TRADERS — TRANSACTIONS IN FREE ENERGY

The rights of Cemig GT in relation to the transactions in “free energy” in the Electricity Trading Chamber (CCEE, formerly MAE) during the Rationing Program are as follows:

	Consolidated and
	Holding company
	03/31/2009	12/31/2008
CURRENT
Amounts to be received from distributors	44,152	45,302
Provision for losses in realization	(17,397)	(26,119)
	26,755	19,183

Current	16,115	15,076
Noncurrent	10,640	4,107

The amounts to be received refer to the difference between the prices paid by the Company in the transactions in energy on the CCEE/MAE during the period when the Rationing Program was in force, and the amount of R$ 49.26/MWh. In the General Agreement for the Electricity Sector it was established that this difference was to be reimbursed through the amounts raised by means of the RTE.

In accordance with Aneel Resolution 36 of January 29, 2003, Since March 2003 electricity distributors have obtained RTE amounts monthly by means of tariffs and passed them through to the generators and distributors who have amounts to be received, including the Company, since March 2003.

The amounts receivable by Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded.

Provision for losses in realization

The provision now constituted, in the amount of R$ 17,397, represents the losses that are expected as a result of the period of receipt of the RTE from the other distributors that are still passing through funds to the Company not being sufficient for full payment of the amounts owed.

6)                                     TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding Company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
Current
ICMS tax recoverable	39,361	38,616	38,466	37,730
Income tax	192,337	127,969	192,270	127,926
Social Contribution	62,101	39,212	62,101	39,212
Pasep tax	6,401	11,827	6,401	11,827
Cofins tax	30,087	54,954	30,087	54,954
Other	1,651	1,535	1,651	1,535
	331,938	274,113	330,976	273,184
Noncurrent
ICMS recoverable	18,158	18,158	18,158	18,158
	350,096	292,271	349,134	291,342

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and payments made in 2009, which will be offset with federal taxes payable, to be calculated for the year 2009, reported in Taxes, charges and contributions.

The credits of ICMS recoverable arise from acquisitions of fixed assets and are offset in 48 months.

7)              TAX CREDITS

a) Deferred income tax and Social Contribution:

The company has the following deferred credits of income tax, constituted at the rate of 25.00%, and Social Contribution, at the rate of 9.00%, posted in Current and Noncurrent assets:

	Consolidated and
	Holding company
	03/31/2009	12/31/2008
Tax credits on temporary differences:
Provision for losses in realization of “free energy” amounts receivable	5,915	8,880
Post-employment obligations	21,381	21,773
Provision for Pasep/Cofins taxes — Extraordinary Tariff Recomposition	1,116	1,153
Provision for doubtful receivables	255	255
Transactions in “free energy”	5,942	8,075
Financial Instruments	27,460	19,807
FX variation	35,342	35,342
Contingencies	2,581	2,489
Other	1,946	6,691
	101,938	104,465

Current assets	24,899	21,118
Noncurrent assets	77,039	83,347

At its meeting on February 12, 2009, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study was also submitted to examination by Cemig’s Audit Board on February 5, 2009.

In accordance with the estimates of Cemig GT, future taxable profits enable the deferred tax asset existing on March 31, 2009 to be realized according to the following estimate:

Consolidated and Holding company
2008
2009	13,610
2010	45,156
2011	10,511
2012	10,511
2013	10,511
2014 to 2016	7,674
2017 to 2018	3,965
101,938

b)   Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the Income Statement is as follows:

	Consolidated	Holding company
	03/31/2009	03/31/2009	03/31/2008
Profit before income tax and Social Contribution tax	374,778	374,668	317,600
Income tax and Social Contribution — nominal expense	(127,424)	(127,387)	(107,984)
Tax effects applicable to:
Interest on Equity
Employees’ profit shares	1,946	1,946	1,672
Tax incentive amounts	624	624	122
Equity income from subsidiaries	—	506	—
Non-deductible contributions and donations	(34)	(34)	(12)
Adjustment to income tax and Social Contribution — previous business year	(12,369)	(12,369)	—
Tax credits not recognized	177	177	—
Other	438	5	(751)
Income tax and Social Contribution	(136,642)	(136,532)	(106,953)

c)   Transition Taxation Regime

Provisional Measure 449/2008, of December 3, 2008, instituted the Transition Taxation Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11.638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the year 2008 and 2009, and applies to corporate entities subject to Corporate Income Tax (“IRPJ”), in accordance with the two tax reporting methods: real profit or presumed profit. The taxpayer must choose an option whether to adopt the RTT in the Corporate Tax Return (“DIPJ”) for 2009. Starting in 2010, adoption of the RTT becomes obligatory, until the law that governs the tax effects of the new accounting methods and criteria comes into effect.

For companies that adopt the RTT, the changes introduced by Law 11638/07, as amended by MP 449/08, which change the criteria for recognition of revenues, costs and expenses computed in calculation of the net profit for the period, do not apply for calculating the real profit of the legal entity: the accounting methods and criteria in effect on December 31, 2007 are used for tax purposes.

Based on an initial assessment, the Company has reflected in its accounting statements the effects of the adoption of the RTT, and additional studies will be carried out before the delivery of the DIPJ for 2009.

8)            INVESTMENTS

	Consolidated		Holding Company
	03/31/2009	12/31/2008	03/31/2009	12/31/2008
In subsidiaries and jointly-controlled subsidiaries
Hidrelétrica Cachoeirão S. A.	—	—	18,768	17,276
Guanhães Energia S. A.	—	—	9,608	9,608
Hidrelétrica Pipoca S. A	—	—	12,925	3,632
Cemig Baguari Energia S. A.	—	—	10	12
Madeira Energia S. A.	—	—	10	10
Baguari Energia S. A.	—	—	153,692	140,370
EBTE	—	—	16,355	6,985
In consortia	1,068,091	1,061,302	914,406	920,939
Other	6,446	13,476	6,446	13,474
	1,074,537	1,074,778	1,132,220	1,112,306

Investments in consortia

The Company participates in consortia for electricity generation concessions, for which companies with an independent legal existence have not been constituted to administer the object of the concession, the controls being maintained in the books of account of Cemig GT, of the specific portion equivalent to the investments made, as follows:

	Stake in the	Average annual
	energy	depreciation
	generated	rate, %	03/31/2009	12/31/2008

In service
Porto Estrela Plant	33.33%	2.48	38,625	38,625
Igarapava Plant	14.50%	2.58	55,554	55,554
Funil Plant	49.00%	2.40	181,402	181,402
Queimado Plant	82.50%	2.45	193,599	193,599
Aimorés Plant	49.00%	2.50	543,684	543,684
Accumulated depreciation			(118,255)	(111,658)
Total in operation			894,609	901,206

In progress
Queimado Plant	82.50%		13,125	13,125
Funil Plant	49.00%		819	755
Aimorés Plant	49.00%		5,853	5,853
Total under construction			19,797	19,733

Total of Consortia - Holding Company			914,406	920,939

Baguari plant – under construction	34.00%		153,685	140,363

Total of Consortia - Consolidated			1,068,091	1,061,302

The depreciation of the goods contained in the property, plant and equipment of the consortia is calculated by the linear method, based on rates established by Aneel.

The main information on the investees is as follows:

		March 31, 2009
			Paid-up
	Number of		registered	Stockholders’
Jointly-controlled subsidiary	shares	Stake (%)	capital	equity

Hidrelétrica Cachoeirão S. A.	35,000,000	49.00	35,000	38,303
Guanhães Energia S. A.	52,000,000	49.00	19,608	19,608
Hidrelétrica Pipoca S. A	7,413,296	49.00	7,413	26,378
Madeira Energia S. A.	100,000	10.00	100	100
Cemig Baguari Energia S. A.	1,000	100.00	1	10
Baguari Energia S. A.	1,000,000	69.39	10	221,498
Empresa Brasileira de Transmissão de Energia S. A.	29,267,465	49.00	33,378	33,378

New acquisitions

Acquisition of stake in electricity transmission companies

On September 24, 2008, Brookfield exercised its option to sell its shares representing the following percentages of the voting capital of the following companies to Companhia Energética de Minas Gerais – CEMIG and Alupar Investimento S. A. in the proportion of 95% and 5% respectively: 24.99% in Empresa Amazonense de Transmissão de Energia S. A. – EATE; 24.99% in Empresa Paraense de Transmissão de Energia S. A. – ETEP; 18.35% in Empresa Norte de Transmissão de Energia S. A. – ENTE; 18.35% in Empresa Regional de Transmissão de Energia S. A. – ERTE; and 7.49% in Empresa Catarinense de Transmissão de Energia S. A. – ECTE.

Conclusion of the transaction and actual acquisition is subject to approval by the Brazilian Development Bank (BNDES) and by other financing bodies.

The amount to be paid by Cemig for its 95% portion of the share positions bought from Brookfield will be R$ 330.6 million, value of August 16, 2008, adjusted up to the date of final closing, expected in the first semester in 2009.

Constitution of the UHE Itaocara, PCH Paracambi and PCH Lajes Consortia

On July 3, 2008 the Board of Directors authorized Cemig GT to take stakes of 49% in three hydroelectric projects: the Itaocara, Paracambi and Lajes Small Hydro Plants (PCHs) in partnership with Light, to enter into the following contracts between Cemig Geração e Transmissão S. A. and subsidiaries of Light for the constitution of: The UHE Itaocara Consortium, in partnership with Itaocara Energia Ltda.; the PCH Paracambi Consortium, in partnership with Lightger Ltda.; and the PCH Lajes Consortium, in partnership with Light Energia S. A. — the objects of all three being: analysis of the technical and economic feasibility, preparation of the plans, construction, operation, maintenance and commercial operation of the respective projects. All individuals above instruments are pending approval or authorizations required by regulatory bodies concerned, including ANEEL.

9)            FIXED ASSETS

	03/31/2009			12/31/2008
		Accumulated
	Historic cost	depreciation	Net value	Net value
In service	8,085,061	(3,633,712)	4,451,349	4,400,081
- Generation	6,725,202	(2,931,875)	3,793,327	3,735,398
Lands	195,673	—	195,673	195,727
Reservoirs, dams and watercourses	3,641,518	(1,386,141)	2,255,377	2,274,272
Buildings, works and improvements	842,903	(355,068)	487,835	502,194
Machines and equipment	2,040,510	(1,186,452)	854,058	762,777
Vehicles	2,042	(1,784)	258	297
Furniture and utensils	2,556	(2,430)	126	131
- Transmission	1,298,353	(664,329)	634,024	637,188
Lands	2,138	—	2,138	2,138
Buildings, works and improvements	106,549	(58,046)	48,503	49,428
Machines and equipment	1,188,514	(605,342)	583,172	585,434
Vehicles	175	(126)	49	53
Furniture and utensils	977	(815)	162	135
- Management	61,506	(37,508)	23,998	27,495
Lands	621	—	621	621
Buildings, works and improvements	14,160	(7,507)	6,653	6,782
Machines and equipment	32,768	(21,207)	11,561	15,031
Vehicles	11,054	(5,960)	5,094	4,975
Furniture and utensils	2,903	(2,834)	69	86

In progress	178,402	—	178,402	271,012
- Generation	104,460	—	104,460	196,759
- Transmission	59,217	—	59,217	59,243
- Management	14,725	—	14,725	15,010

Total fixed assets	8,263,463	(3,633,712)	4,629,751	4,671,093
Special Obligations linked to the concession	(7,924)	—	(7,924)	(7,924)
Net fixed assets — Holding company	8,255,539	(3,633,712)	4,621,827	4,663,169

In service — subsidiaries	18,582	(107)	18,475	—
- Generation	18,569	(107)	18,462	—
- Management	13	—	13	—

In progress - subsidiaries	161,544	—	161,544	93,692
- Generation	156,836	—	156,836	93,042
- Transmission	3,925	—	3,925	441
- Management	783	—	783	209

Net fixed assets — holding company	8,435,665	(3,633,819)	4,801,846	4,756,861

“Special Obligations linked to the Concession” refers basically to contributions by consumers for carrying out of works necessary to meet requests for supply of electricity.

Certain land sites and buildings of the subsidiaries which were given in guarantee in lawsuits involving tax, labor-law, civil and other disputes are recorded in Fixed assets — Administration. These were posted at the amount of R$ 963 on March 31, 2009, net of depreciation (R$ 976 on December 31, 2008).

10)          INTANGIBLE

	03/31/2009			12/31/2008
	Historic cost	Accumulated depreciation	Net value	Net value
In service	30,451	(20,071)	10,380	9,567
- Generation	2,381	(724)	1,657	1,675
- Transmission	9,656	(2,467)	7,189	7,203
- Management	18,414	(16,880)	1,534	689

In progress	4,073	—	4,073	4,129
- Generation	1,090	—	1,090	1,043
- Transmission	1,301	—	1,301	1,396
- Management	1,682	—	1,682	1,690

Net fixed assets — holding company	34,524	(20,071)	14,453	13,696

In service	28	—	28	—
- Generation	28	—	28	—

In progress	2,759	—	2,759	112
- Generation	2,759	—	2,759	112

Net intangible assets - consolidated	37,311	(20,071)	17,240	13,808

11)            SUPPLIERS

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Current
Wholesale supply and transport of electricity - Purchase of “free energy” during the period of rationing
	17,476	24,215	17,476	23,750
Wholesale market — CCEE	3	11,600	3	11,600
Cemig Distribuição	6,729	6,193	6,729	6,193
CHESF — Cia. Hidroelétrica do São Francisco	3,070	3,034	3,070	3,034
CTEEP — Cia. Trans. Energia Elétrica Paulista	3,325	3,291	3,325	3,291
Eletronorte — Centrais Elétricas do Norte do Brasil	2,207	2,208	2,207	2,208
Eletrosul — Centrais Elétricas	2,038	2,014	2,038	2,014
Other Generators and Distributors	39,126	22,769	39,126	22,769
	73,974	75,324	73,974	74,859
Materials and services	81,342	71,328	37,921	50,627
	155,316	146,652	111,895	125,486
Noncurrent
Wholesale electricity supply
Purchase of “free energy” during the rationing period (*)	77	77	77	77
Total, suppliers	155,393	146,729	111,972	125,563

(*) In the Balance Sheet is showed under the Other obligations

Of the amounts in relation to purchase of “free energy”, a substantial part will be paid by September 2009, with inflation adjustment at the Selic rate plus 1.00% in interest per year. The conclusion of certain court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions for purchase of “free energy” during the period of rationing, may result in changes in the amounts recorded. See further comments in Explanatory Note 16.

12)          TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Current
Income tax	87,576	29	86,572	—
Social Contribution	31,430	46	31,392	—
ICMS tax	26,114	33,263	25,862	33,128
Cofins tax	17,426	18,481	17,393	18,415
Pasep tax	3,782	4,026	3,775	3,998
Social Security system	3,189	3,918	3,179	3,898
Other	2,045	3,081	1,996	3,046
	171,562	62,844	170,169	62,485
Deferred obligations
Income tax	8,869	9,164	8,869	9,164
Social Contribution	3,193	3,299	3,193	3,299
Cofins tax	2,696	2,786	2,696	2,786
Pasep tax	585	605	585	605
	15,343	15,854	15,343	15,854
	186,905	78,698	185,512	78,339
Noncurrent

Cofins tax	20,648	3,146	20,648	3,146
Pasep	4,483	14,493	4,483	14,493
	25,131	17,639	25,131	17,639
Deferred obligations
Income tax	59,788	47,700	59,788	47,700
Social Contribution	21,524	17,171	21,524	17,171
	81,312	64,871	81,312	64,871
	106,443	82,510	106,443	82,510

The net Deferred obligations refer to the regulatory assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory matters, and are owed as and when these assets and liabilities are realized.

The noncurrent Pasep and Cofins liabilities refer to the legal action challenging the constitutionality of inclusion of the ICMS tax in the taxable amount for these taxes, and application for permission to offset the amounts paid in the last 10 years. The Company has obtained an interim relief from the judiciary enabling it not to make the payment and authorizing payment into Court starting in 2008.

Deferred obligations in “noncurrent”, above, relate, substantially, to recognition of financial instruments (FX variation, and hedging), by the cash method, which are payable as and when they are realized, by payment or redemption.

13)          LOANS, FINANCINGS AND DEBENTURES

Consolidated
03/31/2009							03/31/2008
		Annual
	Principal	financing cost			Non
FINANCING SOURCES	maturity	(%)	Currency	Currency	Currency	Total	Total

FOREIGN CURRENCY
Banco do Brasil (1)	2009	3.90	JPY	91,516	—	91,516	100,160
B.N.P. Paribas	2010	Libor+ 1.875	US$	16,216	7,770	23,986	23,825
BNP Paribas	2012	5.89	EURO	3,485	6,857	10,342	12,919
Unibanco (2)	2009	6.50	US$	11,116	—	11,116	11,044
Unibanco (3)	2009	5.00	US$	8,239	—	8,239	8,214
Debt in foreign currency				130,572	14,627	145,199	156,162

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00% of CDI	R$	200	75,000	75,200	75,241
Banco do Brasil	2009	111.00% of CDI	R$	65,839	—	65,839	63,784
Banco do Brasil	2013	CDI+ 1.70	R$	6,694	89,276	95,970	92,887
Banco do Brasil	2013	107.60% of CDI	R$	3,784	30,000	33,784	32,761
Banco do Brasil	2014	104.10% of CDI	R$	50,124	900,000	950,124	922,279
Banco Itaú BBA	2013	CDI+ 1.70	R$	12,419	168,431	180,850	175,017
Banco Votorantim S.A.	2010	113.50% of CDI	R$	879	25,124	26,003	25,173
BNDES	2026	URTJ+ 2.34	R$	95	107,089	107,184	—
Bradesco	2013	CDI+ 1.70	R$	8,327	133,374	141,701	137,148
Bradesco	2014	CDI+ 1.70	R$	396	4,830	5,226	5,319
Debentures (4)	2009	CDI+ 1.20	R$	368,897	—	368,897	357,472
Debentures (4)	2011	104.00% of CDI	R$	12,492	238,816	251,308	243,950
Debentures – Minas Gerais state government (4) (6)	2031	IGP-M	R$	—	33,921	33,921	32,936
Eletrobrás (6)		FINEL+ 7.50 to
	2013	8.50	R$	12,343	45,258	57,601	60,799
Santander do Brasil S.A.	2013	CDI+ 1.70	R$	272	29,715	29,987	30,828
Unibanco	2009	CDI+ 2.98	R$	110,997	—	110,997	107,081
Unibanco	2013	CDI+ 1.70	R$	13,128	179,061	192,189	185,989
Banco Votorantim	2013	CDI+ 1.70	R$	11	3,101	3,112	3,229
Unibanco S.A (5)	2020	TJLP+ 2.55	R$	253	3,930	4,183	4,062
Banco do Brasil (5)	2020	TJLP+ 2.55	R$	1,746	27,677	29,423	28,794
BNDES (7)	2033	TJLP+ 2.40	R$	—	79,685	79,685	—
Debt in Brazilian currency				668,895	2,174,288	2,843,184	2,584,749
Overall total				799,468	2,188,915	2,988,383	2,740,911

(1) to (3)             Swap transactions for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: (1) 111.00% of the CDI rate. (2) CDI rate + 2.98% p. a. (3) CDI + 3.01% p. a.

(4)                                            Unsecured, nominal, non-convertible, book-entry debentures, without preference.

(5)                                            Loan contracted by the jointly-controlled subsidiary Hidrelétrica Cachoeirão S.A.

(6)                                            Contracts adjusted to present value, as per changes to the Corporate Law by Law 11638/07.

(7)                                            Loan contracted by the holding company jointly with Madeira Energia S.A.

The consolidated breakdown of loans, by currency and indexor, with the respective amortization, is as follows:

								2016
	2009	2010	2011	2012	2013	2014	2015	and later	Total
Currencies
US dollar	35,571	7,770	—	—	—	—	—	—	43,341
Euro	1,771	3,428	3,428	1,715	—	—	—	—	10,342
Yen	91,516	—	—	—					91,516
	128,858	11,198	3,428	1,715	—	—	—	—	145,199
Indexors
IGP-M inflation index	—	—	—	—	—	—	—	33,921	33,921
Eletrobrás Finel internal index	9,257	12,343	12,343	12,343	11,315	—	—	—	57,601
Interbank CD rate – CDI	654,459	252,071	390,308	451,947	481,947	300,455	—	—	2,531,187
Other	1,574	5,660	9,828	9,828	9,828	13,880	13,808	156,069	220,475
	665,290	270,074	412,479	474,118	503,090	314,335	13,808	189,990	2,843,184
	794,148	281,272	415,907	475,833	503,090	314,335	13,808	189,990	2,988,383

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currencies	Change in quarter ended 31/03/2009	Accumulated change in 2008	Indexors	Change in quarter ended 31/03/2009	Accumulated change in 2008
	%	%		%	%
US dollar	(0.93)	31.94	IGP-M	(0.92)	9.81
Euro	(4.94)	24.13	Finel	(0.18)	1.90
Yen	(9.51)	62.89	Selic	2.90	12.48
			CDI	2.85	12.32

The movement on loans and financings is as follows:

Balance at December 31, 2008	2,740,911
Loans and financings	186,698
Monetary and FX variation	(10,778)
Financial charges provisioned	80,919
Adjustment to present value	1,825
Financial charges paid	(6,434)
Amortization of financings	(4,758)
Balance at March 31, 2009	2,988,383

Restrictive covenant clauses

Cemig GT has loans and financings with restrictive covenant clauses. These were fully complied with on  March 31, 2009.

14)          REGULATORY CHARGES

	Consolidated and
	Holding company
	03/31/2009	03/31/2008
RGR – Global Reversion Reserve	11,467	10,586
CCC – Fuel Consumption Account	4,283	5,047
CDE – Energy Development Account	4,645	5,479
Aneel inspection charge	1,386	1,291
Alternative Energy Program – Proinfa	2,024	1,592
National Scientific and Technological Development Fund	2,166	17,044
Research and development	53,004	49,154
Energy system expansion research	1,083	8,522
	80,058	98,715

Current liabilities	75,706	94,363
Noncurrent liabilities	4,352	4,352

15)          POST-EMPLOYMENT OBLIGATIONS

Cemig GT is sponsor of the Forluminas Social Security Foundation – Forluz, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income supplementing retirement and pension, in accordance with the private pension plan to which they are linked.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service, and defined-benefit coverage for disability or death of the active participant or receipt of benefits for time of contribution. The contributions of the Sponsors are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined-benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary retirement benefits under the Mixed Plan, with defined-contribution characteristics, and their respective assets, in the same amount of R$ 537,391, are not presented in this Explanatory Note.

The Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined-benefit Plan, and are entitled to a benefit proportional to their balances. In the case of the assets, this benefit was deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the official government Social Security benefit. At present 6 active employees and 45 pension holders or retirees are inscribed in this plan.

Independently from the plans made available by Forluz, Cemig GT also maintains payments for part of a life insurance premium for retirees, and contributes to a Health Plan and a Dental Health Plan for the employees, retirees and dependents, administered by Forluz.

Separation of the Health Plan

On August 28, 2008, the Executive Board of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not simultaneously inscribed in the pension and retirement plans. To protect the interests of its participants, and also to comply with the SPC’s ruling, Forluz opted to separate the activities, keeping the present dental and pension plans within itself. The period planned for conclusion of the process of separation of the health plan is 12 months, during which time all the existing coverage and benefits will be maintained.

Amortization of actuarial obligations

Part of the actuarial obligation for post-employment benefits, in the amount of R$ 213.302 on 31 March 2009  (R$ 214,927 on December 31, 2008), was recognized as an obligation payable by Cemig GT and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). On June 2, 2008, the Third Amendment to the Contract with Forluz was signed, to transfer the debtor balance of the contract relating to the Defined Benefit plan to the “A” plan. The amounts then began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE) plus 6% per year.

The liabilities and the expenses recognized by the Company in connection with the Supplementary Retirement Plan, the Health Plan and the Life Insurance Plan are adjusted in accordance with the terms of CVM Decision 371 and the Opinion prepared by independent actuaries. As a result the financial updating and use of the surplus to amortize the debt obligation agreed with Forluz, mentioned in the previous paragraphs, do not produce accounting effects in the Income statement of Cemig GT. The last actuarial made was on December 31, 2008.

The movement in the net liabilities has been as follows:

	Consolidated and Holding company
	Pension plans and
	supplementary			Life
	retirement plans	Health Plan	Dental Plan	insurance

Net liabilities on December 31, 2008	99,483	75,700	3,524	99,881
Expense (revenue) recognized in the Income statement	548	3,958	243	2,584
Contributions paid	(7,571)	(1,865)	(43)	(631)
Net liabilities on March 31, 2009	92,460	77,793	3,724	101,834
Current liabilities	18,473
Noncurrent liabilities	73,987	77,793	3,724	101,834

16)              CONTINGENCY PROVISIONS

The company makes contingency provisions for lawsuits in which the chance of loss is rated “probable”.

	Balance on		Balance on
	12/31/2008	Additions	03/31/2009

Labor-law contingencies
Various	179	5	184
Civil
Environmental	6,503	246	6,749
Other	640	18	658

Total	7,322	269	7,591

Environmental administrative proceedings

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The company presented a defense, and assesses the chance of loss in this action as “probable” – in the amount of R$ 6,749, which is duly  provisioned.

Cases with chance of loss assessed as “possible”

Additionally there are labor-law, civil and tax cases in progress in which the chance of loss is assessed as “possible”. These are periodically reviewed, and assessed as not requiring provisions in the financial statements. They are as follows:

Social Security and tax obligations – indemnity for the “Anuênio”

In 2006 Cemig GT paid an indemnity to its employees, in the amount of R$ 41,660, in exchange for the rights to future payments known as the “Anuênio” which would otherwise be incorporated into salaries in the future. The company did not make payments of income tax and social security contribution on these payments because it considered that these tax obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 28,716, posted in Payments into Court. No provision was made for any losses in these cases. The Company assesses the chance of loss in this action as “possible”.

Regulatory contingency – CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which ordered Aneel and the CCEE to comply with the claim by the Distributor and recalculate the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 76,076. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. No provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim.

17)             STOCKHOLDERS’ EQUITY

On March 31, 2009 Cemig Geração e Transmissão S. A. has registered capital of R$ 2,896,785, represented by 2,896,785,358 nominal common shares, without par value, wholly owned by CEMIG.

18)             SUPPLY OF ELECTRICITY

This supply, by type of consumer consolidated, is as follows:

	Consolidated
	(Not reviewed by external auditors)
	Nº of Consumers		MWh		R$
	03/31/2009	03/31/2008	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Industrial	134	132	4,137,469	4,492,919	435,448	428,192
Retail supply not invoiced, net	—	—	—	—	(23,731)	1,166
	134	132	4,137,469	4,492,919	411,717	429,358
Supply to other concession holders (*)	39	40	3,012,082	2,979,831	283,150	240,825
Transactions in energy on the CCEE	—	—	773,360	136,852	74,280	51,018
Total	173	172	7,922,911	7,609,602	769,147	721,201

(*) Includes Contracts for Sale of Energy in the Regulated Market (CCEARs), and “bilateral contracts” with other agents.

19)             REVENUE FOR USE OF THE NETWORK

This revenue is from the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of the basic transmission grid owned by the Company, associated with the Brazilian grid. Amounts receivable are recorded in Assets, under “Concession holders – Transport of electricity”.

20)             DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated	Holding Company
	03/31/2009	03/31/2009	03/31/2008
Taxes on revenue
ICMS tax	81,483	80,987	80,470
Cofins tax	60,744	60,653	58,560
PIS and Pasep taxes	13,185	13,165	12,711
ISS (value-added tax on services)	113	113	95
	155,525	154,918	151,836
Charges passed through to the consumer
RGR – Global Reversion Reserve	19,769	19,769	21,499
CDE – Energy Development Account	5,796	5,796	8,177
CCC (Fuel Consumption) account	5,349	5,349	7,127
Research and Development – R&D	2,822	2,822	2,660
National Scientific and Technological Development Fund (FNDCT)	2,822	2,822	2,660
Energy system expansion research	1,468	1,411	1,330
	38,026	37,969	43,453
	193,551	192,887	195,289

21)          OPERATIONAL COSTS AND EXPENSES

	Consolidated	Holding Company
	03/31/2009	03/31/2009	03/31/2008
Personnel expenses	68,795	68,754	64,219
Post-employment obligations (note 18)	7,333	7,333	12,004
Materials	2,949	2,932	2,863
Raw materials and inputs for production of electricity	—	—	21,785
Outsourced services	24,537	24,418	16,945
Depreciation and amortization	56,026	55,905	56,345
Royalties for use of water resources	34,767	34,767	31,201
Operational provisions	(252)	(252)	(932)
Charges for the use of the basic transmission grid	72,294	72,294	64,437
Electricity purchased for resale	27,190	26,712	(8,982)
Other net expenses	13,672	13,621	25,602
	307,311	306,484	285,487

	Consolidated	Holding Company
	03/31/2009	03/31/2009	03/31/2008
a) PERSONNEL EXPENSES
Remuneration and salary-related charges and expenses	62,322	62,281	54,549
Supplementary pension contributions – Defined contribution plan	4,254	4,254	4,157
Assistance benefits	6,477	6,477	6,360
	73,053	73,012	65,066
(–) Personnel costs transferred to works in progress	(3,936)	(3,936)	(2,925)
	69,117	69,076	62,141
Voluntary Dismissal Program (PPD)	(322)	(322)	2,078
	68,795	68,754	64,219

The Voluntary Dismissal Program (PPD)

On March 11, 2008, the Executive Board approved the permanent Voluntary Dismissal Program (PPD), which applies to any free and spontaneous terminations of employment contracts as from that date. The program’s main financial incentives include payment of 3 times the gross amount of monthly remuneration, 6 months’ contributions to the Health Plan after leaving the company, deposit of the 40% “penalty” payment due on the balance of the FGTS on termination of an employment contract, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

This Program, since it began in March, 2008 o em março de 2008, 143 employees had joined, and a provision for the financial incentives in the amount of R$ 13,900 was made.

	Consolidated	Holding company
	03/31/2009	03/31/2009	03/31/2008
b) OUTSOURCED SERVICES
Communication	1,072	1,068	648
Maintenance and conservation of electricity facilities and equipment	2,065	2,065	1,960
Building conservation and cleaning	4,052	4,052	3,217
Contracted labor	2,254	2,253	277
Freight and airfares	594	594	552
Accommodation and meals	835	835	881
Security services	1,972	1,972	1,818
Consultancy	989	973	417
Maintenance and conservation of furniture and utensils	429	429	300
Maintenance and conservation of vehicles	743	743	770
Electricity	1,150	1,150	1,125
Environment	2,857	2,857	1,312
Other	5,525	5,427	3,668
	24,537	24,418	16,945

22)          NET FINANCIAL EXPENSES

	Consolidated	Holding Company
	03/31/2009	03/31/2009	03/31/2008
FINANCIAL REVENUES
Revenue from cash investments	28,908	28,853	22,121
Arrears penalty payments on electricity bills	708	708	3,138
Monetary variation – General Agreement for the Electricity Sector	1,211	1,211	11,160
FX variations	10,580	10,580	1,111
Pasep and Cofins taxes on financial revenues	(112)	(112)	(1,035)
Gains on financial instruments (Note 24)	820	820	6,394
Adjustment to present value	614	614	—
Other	5,925	5,924	2,709
	48,654	48,598	45,598
FINANCIAL EXPENSES
Charges on loans and financings	(80,848)	(80,848)	(80,736)
Monetary variation – loans and financings	—	—	(4,747)
FX variations	(2)	(2)	(7,815)
Monetary variation – CCEE	(2,532)	(2,532)	(2,280)
Losses on financial instruments (Note 24)	(20,517)	(20,517)	(3,738)
Provision (reversal) for losses on transactions in “free energy”	8,722	8,722	(10,160)
Adjustment to present value	(2,107)	(2,107)	—
Other	(1,560)	(1,558)	(15,808)
	(98,844)	(98,842)	(125,284)
NET FINANCIAL EXPENSES	(50,190)	(50,244)	(79,686)

23)             RELATED PARTY TRANSACTIONS

As mentioned in Explanatory Note 1, the Company is a wholly-owned subsidiary of Companhia Energética de Minas Gerais — Cemig (“Cemig”), the controlling stockholder of which is the Government of the State of Minas Gerais.

Cemig Distribuição S. A. (“Cemig D”) and Light S. A. are also subsidiaries of Cemig.

The principal balances and transactions with related parties of Cemig GT are:

	CURRENT		LIABILITIES		REVENUES		EXPENSES
COMPANIES	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008
CEMIG
Interest on Equity and dividends	—	—	539,042	539,042	—	—	—	—
Affiliated companies and holding company	660	661	667	625	—	—	—	—

Cemig Distribuição S.A.
Affiliated companies and holding company	8,176	7,186	4,877	3,243	—	—	—	—
Gross supply of electricity (1)	10,055	9,995	6,109	5,570	54,486	23,348	(19,658)	(960)
Charges for use of the electricity grid – wholesale supply.	—	10,886	—	15,568	—	—	—	—

Light S.A.
Gross supply of electricity (1)	398	398	400	405	7,155	5,088	(1,445)	(1,383)
Minas Gerais state government
Taxes, charges and contributions (4)	39,361	38,616	26,114	33,128	(81,483)	(80,470)	—	—
Taxes offsettable – ICMS (4)	18,158	18,158	—	—	—	—	—	—
Debentures (2)	—	—	33,921	32,936	—	—	(841)	(3,449)

FORLUZ
Post-employment obligations – current (3)	—	—	18,473	17,970	—	—	(7,333)	(12,004)
Post-employment obligations – noncurrent (3)	—	—	257,338	260,618	—	—	—	—
Other	—	—	8,160	18,281	—	—	—	—
Personnel expenses (5)	—	—	—	—	—	—	(4,254)	(4,157)
Current administration expense (6)	—	—	—	—	—	—	(1,571)	(988)

OTHERS
Affiliated and subsidiary companies, or parent companies	12	12	—	—	—	—	—	—

Main material comments on the above transactions:

(1)             The Company has electricity purchase contracts with Cemig Distribuição and Light Energia, made at public auctions of “existing energy” in 2005, which are for 8 years from start of supply and are adjusted annually by the IGP-M inflation index.

(2)             Private issue of non-convertible debentures in the amount of R$ 120 million, updated by the IGP-M inflation index, for completion of the Irapé Power Plant, with redemption at 25 years from issue. The amount at November 31, 2008 was adjusted to present value, in accordance with Law 11638/07.

(3)             Part of the contracts of Forluz are adjusted by the Expanded Consumer Price Index (IPCA) published by the IBGE (Brazilian Geography and Statistics Institute) (See Explanatory Note 15), and will be amortized up to the business year 2024.

(4)             The transactions with ICMS tax posted in the financial statements refer to transactions for sale of energy and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(5)             Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 15), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(6)             Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

For more information on the main transactions, see Explanatory Notes 6, 12, 13, 15, 18, 21 and 22.

24)                FINANCIAL INSTRUMENTS

The financial instruments used by the company are: Cash and cash equivalents, Consumers and traders, Loans and financings, Obligations under debentures and Currency swap transactions. The gains and losses on these transactions are posted in full by the accrual method.

The Company’s financial instruments were recognized at fair value and are classified as follows:

•                  Held for trading: In this category are the cash investments and the derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the income statement.

•                  Receivables: In this category are credits receivable from consumers and traders. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at amortized cost using the effective interest rates method adjusted to fair value. Gains or losses are recognized in the income statement as and when they take place.

•                  Derivative financial instruments: These are measured at fair value and the gains and losses are recognized directly in the income statement.

a) Management of risks;

Corporate risk management is a management tool that is an integral part of our corporate governance practices and aligned with the Company’s Process of Strategic Planning.

The Company has a Financial Risks Management Committee, with the aim of implementing guidelines and monitoring the financial risk of transactions which might negatively affect the Company’s liquidity and profitability, recommending strategies for protection (hedge) in relation to foreign exchange, interest rate and inflation risks. These are effectively in line with the Company’s strategy.

Cemig GT ‘s principal exposure risks are listed below:

Exchange rate risk

Cemig GT is exposed to the risk of increase in exchange rates, with significant impact on indebtedness, profit and cash flow.

The net exposure to exchange rates is as follows:

	Consolidated and Holding company
	03/31/2009	12/31/2008
EXPOSURE TO EXCHANGE RATES
US dollar
Loans and financings	43,341	43,083
(-) Contracted hedge/swap (*)	60,014	59,873
	103,355	102,956
Yen
Loans and financings	91,516	100,160
(-) Hedge transactions contracted	(90,543)	(100,073)
	973	87
Euro
Loans and financings	10,342	12,919
Net liability exposure	114,670	115,998

(*) Includes the contracted transaction of R$ 75,000

The Company estimates that, in a “probable” scenario, the appreciation of the foreign currencies against the Real at the end of 2009 will be 1.50%. The Company has made a sensitivity analysis on the effects on its results of depreciation in these exchange rates of 25% and 50% in relation to the “probable” scenario. We rate the chance of these two scenarios as “possible” and “remote”, respectively.

Risk - FX exposure	Base Scenario	Probable Scenario	“Possible” scenario: FX depreciation 25.00%	“Remote” scenario: FX depreciation 50.00%
US dollar
Loans and financings	43,341	43,992	55,037	66,082
(-) Hedge and swap transactions	60,014	60,916	76,210	91,503
	103,355	104,908	131,247	157,586
Yen
Loans and financings	91,516	92,892	116,213	139,535
(-) Hedge transactions	(90,543)	(91,904)	(114,978)	(138,051)
	973	988	1,236	1,484
Euro
Loans and financings	10,342	10,497	13,010	15,621
Net liability exposure	114,670	116,393	145,493	174,691
Net effect of FX depreciation		(1,724)	(30,823)	(60,021)

Interest rate risk

Cemig GT is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 23,986 at March 31, 2009.

In relation to the risk of increase of domestic interest rates, the Company’s exposure arises from its liabilities indexed to interest rates, which are as follows:

	Consolidated		Holding company
EXPOSURE OF CEMIG GT TO BRAZILIAN INTEREST RATES	03/31/2009	12/31/2008	03/31/2009	12/31/2008

Assets
Cash investments (Note 3)	1,239,912	861,948	1,228,972	852,213
Regulatory assets (Note 5)	26,755	19,183	26,755	19,183
	1,266,667	881,131	1,255,727	871,396

Liabilities
Loans and financings (Note 13)	(2,531,187)	(2,458,158)	(2,531,187)	(2,458,158)
Regulatory liabilities (Note 11)	(17,476)	(24,215)	(17,476)	(23,750)
Hedge and swap transactions	(30,529)	(40,164)	(30,529)	(40,164)
	(2,579,192)	(2,522,537)	(2,579,192)	(2,522,072)
Net liability exposure	(1,312,525)	(1,641,406)	(1,323,465)	(1,650,676)

In relation to the most significant interest rate risk, that of an increase in the Selic rate, the Company estimates that, in a probable scenario, the Selic rate at the end of 2009 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively — scenarios which we assess as “possible” and “remote”, respectively.

Risk – Increase in domestic interest rates	Base scenario: Selic 11.16%	Probable scenario: Selic 9.00%	“Possible” scenario: Selic 11.25%	“Remote” scenario: Selic 13.50%

Assets
Cash investments	1,239,912	1,219,880	1,240,743	1,261,609
Regulatory assets	26,755	26,323	26,773	27,223
	1,266,667	1,246,203	1,267,516	1,288,832
Liabilities
Loans, financings and debentures	(2,531,187)	(2,490,293)	(2,532,883)	(2,575,480)
Regulatory liabilities	(17,476)	(17,194)	(17,488)	(17,782)
Contracted hedge/swap	(30,529)	(30,036)	(30,549)	(31,063)
	(2,579,192)	(2,537,523)	(2,580,920)	(2,624,325)
Net liability exposure	(1,312,525)	(1,291,320)	(1,313,404)	(1,335,493)

Net effect of variation in the Selic rate		21,205	(879)	(22,968)

Credit risk

This risk arises from the possibility of Cemig incurring losses as a result of difficulty in receiving amounts billed to their clients. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also established to make possible receipt of any receivables in arrears.

Energy scarcity risk

The electricity sold is basically generated by hydroelectric plants. A prolonged period of shortage of rainfall could result in the reduction of the volume of water in the Company’s reservoirs, adversely affecting the recovery of their volume and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Risk of early maturity of debt

The Company has contracts for loans, financings and debentures, with the restrictive covenant clauses normally applicable to these types of operation, related to the meeting of economic and financial indices, cash flow and other indicators. Non-compliance with these clauses could result in early maturity of debt. The restrictive clauses were complied with in full on March 31, 2009.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its Management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry. If the Mining and Energy Ministry does not grant the applications for renewals of these concessions, or if it decides to renew them upon imposition of additional costs for the company (“concessions for consideration”) or establishment of a ceiling price, the present levels of activity and profitability could be altered.

b) Financial instruments – derivatives

The derivative instruments contracted by the company have the purpose of protecting the company’s operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments, but only the gains or losses that actually occur, recorded at fair value.

The net results of these transactions were losses in 1Q09, and gains in 1Q08, in the amounts, respectively, of R$ 19,697 million and R$ 2,656 million, posted in Financial revenue (expenses).

Method of calculation of the fair value of positions

The fair value of financial investments was calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by Cemig GT on March 31, 2009.

Receivable by	Payable by Cemig					Lost not realized				Accumulated Effect
Cemig Geração e Transmissão	Geração e Transmissão	Maturity period	Market Trading	Principal amount contract*		Book Value		Fair Value		Receivable Amount	Payable Amount
				03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008

US$ exchange rate + interest (5.58% p.a. to 7.48% p.a.)	R$ 100% of CDI + interest (2.98% p.a to 3.01% p.a.)	From 04/2009 to 11/2009	Over the counter (OTC)	US$6,473	US$6,473	(12.501)	(16.871)	(14.608)	(17.668)	—	—

¥ (Japanese Yen) exchange rate + interest (3.90% p.a.)	R$ Brazilian interest rate - CDI (111% of CDI)	12/2009	Over the counter (OTC)	¥3,878,825	¥3,878,825	(1.812)	2.963	(1.812)	2.837	—	—

R$ 106% of CDI	R$or US$ 48% of CDI or exchange rate (the highest)	04/2010	Over the counter (OTC)	R$75,000	R$75,000	(17.998)	132	(18.441)	132	697	(356)

						(32.311)	(13.776)	(34.861)	(14.699)	697	(356)

c) Sensitivity analysis

The first two derivative instruments described above show that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate at the end of 2009 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the CDI rate of 25% and 50%, respectively, in relation to March 31, 2009 — scenarios which we assess as “possible” and “remote”, respectively

In these “possible” and “remote” scenarios, the CDI rate on March 31, 2009 would be 11.25%, and 13.50%, respectively.

The last derivative instrument shown in the table above indicates that the Company is exposed to the variation in the exchange rate of the US dollar against the Real (if it is greater than 48.00% of the CDI). The Company estimates that the exchange rate of the US dollar against the Real at the end of 2009 will be R$ 2.35. The Company has made a sensitivity analysis of the effects on its results arising from uniform increases of 25% and 50% in the Real/dollar exchange rate in 2009 — these are scenarios of which we rate the chances as “possible” and “remote”, respectively: In these “possible” and “remote” scenarios, the Real/dollar exchange rate on December 31, 2009 would be R$ 2.94 and R$ 3.53, respectively.

	Base Scenario	“Probable” Scenario	“Possible” Scenario	“Remote” Scenario

Risk - Increase in domestic interest rates
Contracts in US$ and Yen	(105.529)	(103.250)	(105.624)	(107.945)
Net effect of variation of the Selic rate		2.279	(95)	(2.416)

Risk – increase in US$
Contracts updated at 106.00% of CDI	75.000	76.127	95.240	114.353
Net effect of the variation in the US$		(1.127)	(20.240)	(39.353)

25)          SUBSEQUENT EVENTS

Acquisition of 65.86% of Terna Participações S.A.

On April 23, 2009 Cemig GT acquired 65.86% of Terna Participações S. A, a holding company that operates in electricity transmission, with a presence in 11 Brazilian States, for R$ 2.33 billion. The holding company controls a total of six companies which operate a total of more than 3,750 km of transmission lines.

The conclusion of the transaction and the actual acquisition should take place by September 30, depending on approvals from regulators and creditors. Additionally, Cemig also intends, on a date to be announced, to make a public offering to acquire the shares of Terna Participações held by the minority stockholders, for prices corresponding to 100% of the price paid to Terna S.p.A.

Temporary Voluntary dismissal program (PDV)

In April 2009, Cemig put in place its temporary voluntary dismissal program (PDV), available to employees between April 22 and June 5, 2009.

Employees who subscribe to the PDV receive a financial incentive varying between 3 and 16 times their monthly remuneration, according to criteria established in the program’s regulations, of which the principal one is the time of contribution remaining for full retirement entitlement under the national social security system (INSS). The incentive includes payment of the contributions to the pension fund and the INSS up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals) of 40% on the balance of the employee’s accumulated funds under the FGTS system.

Additionally, Cemig guarantees full payment of the costs of the group life insurance plan, for 6 months, and of the health plan, for 12 months, from the date of leaving the company.

The provision for the expenses under this program will be made in the second quarter of 2009, depending on how many employees subscribe to the program.

ECONOMIC — FINANCIAL PERFORMANCE

Amounts are in thousands of Reais unless otherwise stated.

Profit in the period

Cemig Geração e Transmissão (“Cemig GT”) reported net profit of R$ 232.413 million in the first quarter of 2009 (1Q09), 12.97% more than the net profit of R$ 205.728 million reported for the first quarter of 2008 (1Q08). This result is mainly due to lower net financial expenses in 1Q09 than in 1Q08.

Ebitda (method of calculation not reviewed by external auditors)

The Ebitda of Cemig GT was significantly higher in 1Q09 than in 1Q08:

EBITDA - R$ ‘000	1Q09	1Q08	Change %
Net profit	232,413	205,728	12.97
+ Current and deferred income tax and Social Contribution tax	136,642	106,953	27.76
+ Employees’ and managers’ shares in results	5,723	4,919	16.34
+ Financial revenues (expenses)	50,190	79,686	(37.02)
+ Amortization and depreciation	56,026	56,345	(0.57)
= EBITDA	480,994	453,631	6.03

The higher Ebitda in 1Q09 than in 1Q08 is due mainly to net revenue 7.25% higher, partially offset by operational costs and expenses (excluding the effects of depreciation and amortization expenses) 9.66% higher. The better performance in 2009 is reflected in Ebitda margin, of 66.44% in 2008, vs. 65.68% in 2009.

Revenue from supply of electricity

Gross revenue from supply of electricity in 1Q09 was R$ 769,147, compared to R$ 721,201 million in 1Q08, representing an increase of 6.65%.

In counterpart, the volume of electricity sold was 4.33% lower, as a result of the effect of the recession on demand for electricity in 2009. The reduction in sale of electricity was most significant in sales to industrial consumers, totaling 4,137,469 MWh in 1Q09, compared to 4,492,919 MWh in 1Q08 — a reduction of 7.91%. Part of this reduction was compensated by the increase of 1.08% in the sale of electricity for wholesale supply to other concession holders, and “bilateral contracts”.

In spite of the reduction in the volume of sale of electricity, revenue was higher due to the characteristic of the contracts with free consumers, where a minimum level of payments is established, even if there is a lower volume of electricity supplied. The increase in revenue arises from the adjustment of these contracts in relation to the previous year, most of them being indexed by the IGP-M inflation index.

Revenue from use of the grid

This revenue is primarily for use of the facilities that make up the basic transmission network of Cemig by generating companies and distributing companies that are participants in the Brazilian grid, according to amounts set by Aneel resolution, and was 0.40% higher in 1Q09 than in 1Q08.

Deductions from operational revenues

Deductions from operational revenues in 1Q09 totaled R$ 193.55 million, 0.89% lower than in 1Q08 (R$ 195.29 million). The principal changes in these expenses are as follows:

Fuel Consumption Account – CCC

The deduction from revenue for the CCC was R$ 5.35 million in 1Q09, compared to R$ 7,13 million in 1Q08, a reduction of 24.95%. This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro-rata among electricity concession holders by Aneel Resolution. This amount is charged to Free Consumers, on their invoice for use of the basic grid, and passed on to Eletrobrás, hence Cemig GT acts only as an agent to pass on this cost.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 5,796 in 1Q09, 29.12% lower than in 1Q08 (R$ 8,177). The payments are specified by an Aneel Resolution. This amount is charged to Free Consumers, on their invoice for use of the basic grid, and passed on to Eletrobrás, hence Cemig GT acts only as an agent to pass on this cost.

Global Reversion Reserve – RGR

The deduction from revenue for the RGR was R$ 19.77 million in 1Q09, 8.05% lower than in 1Q08 (R$ 21.50 million). This is a non-manageable cost, and the reduction is due to adjustments made in 2008 in relation to previous years in the amount of R$ 2.43 million.

The other deductions from revenue are for charges calculated as a percentage of billing, and their variations thus, substantially, arise from the changes in revenue.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 307.31 million in 1Q09, 7.64% higher than the R$ 285.49 million reported for 1Q08. For further information on the composition of operational costs and expenses, see Explanatory Note 21 to the Quarterly Information.

The principal changes in expenses are:

Personnel expenses

Personnel expenses in 1Q09 were R$ 68.80 million, vs. R$ 64.22 million in 1Q08, an increase of 7.13%. This result is mainly due to the salary increase of 7.26% given to the employees in November 2008.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 7.33 million in 1Q09, compared to R$ 12.00 million in 1Q08, 38.91% lower. These expenses basically represent interest on the actuarial liabilities of Cemig GT, net of the expected return on the plans’ assets, as estimated by an external actuary. The lower expense in 2009 is due to adjustment in the actuarial assumptions, in December 2008, with a reduction in assumed interest rates.

Charges for Use of the Basic Transmission Grid

Expenses on charges for the use of the transmission grid were R$ 72.30 million in 1Q09, vs. R$ 64.44 million in 1Q08, i. e. 12.19% higher. These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution. The increase in these expenses primarily due to the average adjustment of 11.5% in the TUST charge in June 2008.

Raw materials and inputs for production

This expense was R$ 21.79 million in the first quarter of 2008 due to purchase of fuel for the Igarapé plant, which came into operation due to low reservoir levels resulting from low rainfall.

Outsourced services

Expenses on outsourced services in 1Q09 were R$ 24,537, 44.80% higher than in 1Q08 (R$ 16,945). Details of the expenses on outsourced services are given in Explanatory Note 21 to the Quarterly Information.

Other operational expenses

Operational provisions in 1Q09 totaled R$ 13.67 million, a reduction of 17.74% in relation to their total of R$ 16.62 million in 1Q08.

Financial revenues (expenses)

The company posted net financial expenses of R$ 50.19 million in 1Q08, 37.02% less than the net financial expenses reported for 1Q08, of R$ 79.69 million. The main factors in this financial result are:

•                  Revenues from effects variation in the first half of 2009, totaling R$ 10.58 million, compared to a net loss of R$ 6.70 million in 1Q08, basically resulting from the higher variation, in 2009, in the currencies that index the contracts for loans and financings in foreign currency, especially the US dollar and the Yen.

•                  Reversal of a provision for losses on “free energy” purchases, of R$ 8.72 million, in 2009, which compares to provision, in 1Q08, for an expense of R$ 10.16 million.

•                  Revenue from cash investments R$ 6.79 million higher due to the higher volume of cash invested in 2009.

For a breakdown of financial revenues and expenses, see Explanatory Note 22 to the Quarterly Information.

Income tax and Social Contribution; effective tax rate

In 1Q09, Cemig Geração e Transmissão posted expenses for income tax and Social Contribution of R$ 136.642 million, representing 36.46% of the pre-tax profit of R$ 374.778 million. In 1Q08, the company posted expenses on income tax and Social Contribution of R$ 106.953 million, representing 33.68% of the pre-tax profit of R$ 317.600. These effective rates are reconciled with the nominal rates in Explanatory Note 7 to the quarterly information.

**********************

AUDITORS’ REPORT ON SPECIAL REVIEW

To

To the stockholders and the Board of Directors of
Cemig Geração e Transmissão S.A.
Belo Horizonte, Minas Gerais

CRC-2 SP 011.609/O-8 S/MG
CRC NO.: SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira
Accountant CRCMG058176

5.                                                                                       Minutes of the Ordinary and Extraordinary General Meetings of Stockholders, Companhia Energética de Minas Gerais – CEMIG, April 29, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES
OF THE
ORDINARY AND EXTRAORDINARY
GENERAL MEETINGS OF STOCKHOLDERS
HELD CONCURRENTLY ON APRIL 29, 2009

At 11 a.m. on April 29, 2009, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais — Cemig met in Ordinary and Extraordinary General Meetings at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Marco Antonio Rebelo Romanelli, Deputy General Attorney of the State of Minas Gerais, in accordance with the legislation. Also present were the Audit Board member Aliomar Silva Lima; KPMG Auditores Independentes, represented by Mr. Marco Túlio Fernandes Ferreira, CRC-MG 058176/O-0, and by Mr. Gustavo Fernandes Guimarães, CRC-MG 068539/O-1; and the Cemig Chief Officer Luiz Fernando Rolla.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for holding of the Ordinary and Extraordinary General Meetings of Stockholders; and that the stockholders present should choose the Chairman of these Meetings, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Luiz Fernando Rolla to chair the Meeting. The proposal of the representative of the Stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on March 20, 21 and 24, O Tempo, on March 20, 21 and 22, and in Gazeta Mercantil on March 20, 23 and 24 of this year, the content of which is as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG
LISTED COMPANY
CNPJ 17.155.730/0001-64 — NIRE 31300040127

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held concurrently, on April 29, 2009 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                  Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2008, and also the respective complementary documents.

2                  Allocation of the net profit for the year 2008, in the amount of R$ 1,887,035,000 Reais, and the balance in the Retained Earnings account, in the amount of R$ 17,877,000 Reais, in accordance with Article 192 of Law 6404, of December 15, 1976 as amended.

3                  Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 943,518,000 Reais.

4                  Authorization, verification and approval of the increase in the Registered Capital from R$ 2,481,507,565.00 to R$ 3,101,884,460.00 with issuance of new shares, upon capitalization of R$ 620,376,895.00, of which R$ 606,454,665.00 shall come from part of the Retained Earnings Reserve and R$ 13,922,230.00 from incorporation of portions paid as principal, updated until December 1995, under the Contract for Assignment of the Outstanding Balance on the Results

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

Compensation (ERC) Account, a stock dividend being distributed, consequently, to stockholders, of 25.000000151%, in new shares, of the same type as those held and with a nominal value of R$ 5.00.

5                  Authorization for the Executive Board to take the following measures in relation to the stock dividend:

•                  to issue a stock dividend of 25.000000151%, in new shares, of the same type as those held and with nominal value of R$ 5.00, to holders of the shares making up the capital of R$ 2,481,507,565.00, whose names are in the company’s Nominal Share Registry on the date of these General Meetings of Stockholders;

•                  to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to divide the net proceeds of the sale, proportionately, to the stockholders;

•                  to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  to pay to the stockholders, proportionately, the result of the sum of the fractions remaining together with the first installment of the dividends for the year 2008.

6                 Consequent redrafting of the Head paragraph of Article 4 of the Bylaws, as a result of the above mentioned increase in the Registered Capital.

7                 Election of the sitting and substitute members of the Audit Board and setting of their remuneration.

8                 Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

9                 Setting of the remuneration of the Company’s Managers.

10           Authorization for the representative of the Company in the Ordinary and Extraordinary General Meetings of stockholders of Cemig Distribuição S.A., also to be held, concurrently, on April 29, 2009, to vote in favor of the following matters:

a                  Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2008, and the respective complementary documents.

b                 Allocation of the net profit for the year 2008, in the amount of R$ 709,358,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c                  Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 666,296,000 Reais.

d                 Election of the sitting and substitute members of the Audit Board.

e                  Change in the composition of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

f                    Alteration of Articles 20, 22 and 23 of the Bylaws, to enable the raising of six-monthly or interim balance sheets or balance sheets for shorter periods, and payment of interim dividends or multiple interim dividends, and provision for payment of Interest on Equity in substitution of the dividend.

11           Authorization for the representative of the Company in the Ordinary and Extraordinary General Meetings of stockholders of Cemig Geração e Transmissão S.A., also to be held, concurrently, on April 29, 2009, to vote in favor of the following matters:

a                  Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2008, and the respective complementary documents.

b                 Allocation of the net profit for the year 2008, in the amount of R$ 985,7531,000 Reais, and the balance in the Retained Earnings account, in the amount of R$ 24,830,000 Reais, in accordance with Article 192 of Law 6404, of December 15, 1975, as amended.

c                  Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 492,877,000 Reais.

d                 Election of the sitting and substitute members of the Audit Board.

e                  Change in the composition of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

f                    Alteration of Articles 20, 22 and 23 of the Bylaws, to enable the raising of six-monthly or interim balance sheets or for shorter periods, and payment of interim dividends or multiple interim dividends and provision for payment of Interest on Equity in substitution of the dividend.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy in the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 24, 2009, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, March 18, 2009,

Sérgio Alair Barroso

Chairman of the Board of Directors.”

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious.

He stated that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

On this question, the representative of the stockholder The State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment. He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais.

He further stated that the decisions of these Meetings can take into account only what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effects, and the decisions taken are being taken within strict compliance with the Court decision.

Finally, he noted that the Extraordinary and Special Appeals brought by Southern were not admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, the inefficacy of the Stockholders’ Agreement subject of the action.

Once again taking the floor, the representative of Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal is awaiting judgment in proceedings in the Federal Supreme Court.

In accordance with Item 1 of the agenda the Chairman then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2008, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official publication of the Powers of the State, on March 20, 21 and 24; in O Tempo on March 20, 21 and 22, and in Gazeta Mercantil, on March 20, 23 and 24 this year, and published in the same newspapers on April 16 of this year.

Finally the Chairman put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2008, and the respective complementary documents, and they were approved, with the persons legally impeded abstaining.

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, which deals with items 2 to 6, 10 and 11 of the convocation, and also the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“PROPOSAL BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, CONCURRENTLY, ON APRIL 29, 2009.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais — Cemig, — in view of:

•                  Article 192 of Law 6404, of December 15, 1976 as amended, taken with Clauses 27 to 31 of the Bylaws, and the financial statements for 2008, which report net profit of R$ 1,887,035,000 and balance of Retained Earnings of R$ 17,877,000 relating to adjustments for prior years due to the adoption of accounting under Law 11638/2007;

•                  Article 199 of Law 11638/2007, which requires that Retained Earnings may not exceed the Registered Capital and that when it does reach that limit, a General Meeting of Stockholders must decide on the application of the excess as an increase in capital or in distribution of dividends;

•                  the fact that, on December 31, 2008, the amount of Cemig’ s Profit Reserve totaled R$ 2,872,712,000, after deduction of the amounts allocated to pay the obligatory dividends and extraordinary dividends for 2008, resulting in an excess balance of R$ 391,204,000 in relation to the Registered Capital of R$ 2,481,508,000; and

•                  that, to comply with the said Law, an increase in the Company’s Registered Capital should be made, using the balance on the Retained Earnings Reserve account;

•                  that Clause 5 — Incorporation to the Registered Capital — of the Contract for Assignment of the Outstanding Balance Receivable on the Results Compensation (CRC) Account, signed on May 31, 1995, between the State of Minas Gerais and Companhia Energética de Minas Gerais — Cemig, determines that the amounts paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital as “Donations and Subventions for Investments”; and that

•                  the payments made in 2008 by the State of Minas Gerais in relation to installments numbers 9 and 10 of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 13,922,000;

— now proposes to you:

I)                that the net profit for 2008 and the balance of Retained Earnings, in the amounts mentioned above, should be allocated as follows:

1)             R$ 94,352,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws.

2)             R$ 110,256,000 should be allocated to the Retained Earnings Reserve, for use in investments and payment of expenses, taxes and service of debt, according to the Cash Budget approved at the meeting of the Board of Directors held on December 16, 2008.

3)             R$ 943,518,000 should be allocated for payment as obligatory dividends to the Company’s stockholders, in accordance with sub-clause “b” of the Sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation.

4)             R$ 82,785,000 should be allocated to injection of capital into Companhia de Gás de Minas Gerais — Gasmig, as per Board Spending Decision (CRCA) 033/2008, of May 14, 2008.

5)             R$ 6,000,000 should be allocated to injection of capital into Axxiom Soluções Tecnológicas S. A., as per CRCA 058/2007, of July 27, 2007.

6)             R$ 20,626,000 should be allocated to injection of capital into Companhia de Transmissão Centroeste de Minas.

7)             R$ 647,375,000 should be held in Stockholders’ equity in the account Reserve under the Bylaws provided for by sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the Bylaws.

— the payments of dividends to be made in two installments, by June 30 and December 30, 2009, and these dates may be brought forward, in accordance with the availability of cash and by decision of the Executive Board.

Appendix 1 gives a summary of Cemig’s Cash Budget for 2009, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by the Management, in accordance with the Bylaws.

II) — authorization, verification and approval of the increase of the Registered Capital from R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand five hundred and sixty five Reais) to R$ 3,101,884,460,00 (three billion, one hundred and one million, eight hundred and eighty four thousand, four hundred and sixty Reais), with issuance of 620,376,892 (six hundred and twenty million, three hundred and seventy six thousand eight hundred and ninety two) new shares, of which 271,154,243 (two hundred and seventy one million, one hundred and fifty four thousand two hundred and forty three) are to be nominal common shares each with par value of R$ 5.00 (five Reais) and 349,222,649 (three hundred and forty nine million, two hundred and twenty two thousand six hundred and forty nine) are to be nominal preferred shares each with par value of R$ 5.00 (five Reais), upon capitalization of R$ 620,376,895.00 (six hundred and twenty million, three hundred and seventy six thousand eight hundred and ninety five Reais), of which the amount of R$ 606,454,665,00 (six hundred and six million, four hundred and fifty four thousand six hundred and sixty five Reais) is to come from part of the Retained Earnings Reserve, and the amount of R$ 13,922,230,00 (thirteen million, nine hundred and twenty two thousand two hundred and thirty Reais) is to come from incorporation of the portions paid as principal, adjusted up to December 31, 2005, under Clause 5 of the Contract for Assignment of the Outstanding Balance Receivable on the Results Compensation (CRC) Account, a stock dividend being distributed to the stockholders, as a consequence, of 25.000000151%, in new shares of the same type as those held and with nominal value of R$ 5.00.

The difference between the amount capitalized and the amount corresponding to the payments made by the State of Minas Gerais in relation to installments Numbers 9 and 10 of amortization of the principal of the said Contract for Assignment of Credit, that is to say, R$ 2.80 (two Reais and eighty centavos) will be held in the Balance for Future Incorporation, since the minimum value for incorporation is the nominal value of one share.

III) — consequent redrafting of the Head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4 — The Company’s Registered Capital is R$ 3,101,884,460.00 (three billion, one hundred and one million, eight hundred and eighty four thousand four hundred and sixty Reais), represented by:

a)              271,154,243 (two hundred and seventy one million, one hundred and fifty four thousand two hundred and forty three) nominal common shares each with par value of R$ 5.00;

b)             349,222,649 (three hundred and forty nine million, two hundred and twenty two thousand six hundred and forty nine) nominal preferred shares each with par value of R$ 5.00.”

IV) — authorization for the Executive Board to take the following measures in relation to the stock dividend:

1)              to issue a stock dividend of 25.000000151%, in new shares, of the same type as those held and with nominal value of R$ 5.00, to holders of the shares making up the capital of R$ 2,481,507,565.00 (two billion four hundred and eighty one million five hundred and seven thousand five hundred and sixty five Reais), whose names are in the company’s Nominal Share Registry on the date of the General Meetings of Stockholders that decide on this present proposal;

2)              to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to divide the net proceeds of the sale, proportionately, to the stockholders;

3)              to establish that all the shares resulting from the said stock dividend shall have the same  rights as those shares from which they originate;

4)              to pay to the stockholders, proportionately, the result of the sum of the fractions remaining together with the first installment of the dividends for the year 2008.

V) — that the representative of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig Distribuição S. A. and Cemig Geração e Transmissão S. A., also to be held, concurrently, on April 29, 2009, should vote in favor of the matters on the agenda, that is to say the following:

1)              Cemig D:

a            Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2008, and the respective complementary documents.

b           Allocation of the net profit for the year 2008, in the amount of R$ 709,358,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c            Decision on the form and date of payment of Interest on Equity and complementary dividends, in the amount of R$ 666,296,000 Reais.

d           Election of the sitting and substitute members of the Audit Board.

e            Change in the composition of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

f              Alteration of Clauses 20, 22 and 23 of the Bylaws, to enable the raising of financial statements for periods of six months or shorter periods, and payment of interim dividends or current-year interim dividends, and provision for payment of Interest on Equity in substitution of dividends.

2)              Cemig GT:

a            Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2008, and the respective complementary documents.

b           Allocation of the net profit for the year 2008, in the amount of R$ 985,7531,000, and the balance in the Retained Earnings account, in the amount of R$ 24,830,000, in accordance with Article 192 of Law 6404, of December 15, 1975, as amended.

c            Decision on the form and date of payment of Interest on Equity and complementary dividends, in the amount of R$ 492,877,000.

d           Election of the sitting and substitute members of the Audit Board.

e            Change in the composition of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

f              Alteration of Clauses 20, 22 and 23 of the Bylaws, to enable the raising of financial statements for periods of six months or shorter periods, and payment of interim dividends or current-year interim dividends, and provision for payment of Interest on Equity in substitution of dividends.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 18, 2009.

Sergio Alair Barroso — Chairman Djalma Bastos de Morais — Vice-Chairman Alexandre Heringer Lisboa — Member André Araújo Filho — Member Antônio Adriano Silva — Member Eduardo Lery Vieira — Member

Evandro Veiga Negrão de Lima — Member
Francelino Pereira dos Santos — Member
João Camilo Penna — Member
José Castelo Branco da Cruz — Member
Maria Estela Kubitschek Lopes — Member
Roberto Pinto Ferreira Mameri Abdenur — Member
Wilton de Medeiros Daher — Member.

APPENDIX I

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2008

MADE BY THE BOARD OF DIRECTORS TO THE
ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG: CASH BUDGET FOR 2007

Amounts in current R$ ‘000

Description	Total 2009 (*)	AV %
A — INITIAL BALANCE	233,319	—
B — FUNDS	1,448,246	100.0
Gross revenue	—	—
Capital resources	1,448,246	100.0
C — DISBURSEMENTS	1,149,530	100.0
Capital expenditure program	95,756	8.3
Expenses budget	43,736	3.8
Taxes	48,920	4.3
Debt servicing	17,600	1.5
Dividends	943,518	82.1
Extraordinary dividends	—	—
D — FINAL BALANCE (A+B-C)	532,035	—

(*)           Approval as per Board meeting of December 16, 2008, with the following adjustments:

•        Adjustment in the item Capital Resources using the dividends specified in the proposals for allocation of the profit of Cemig D and Cemig GT.

•        The Initial cash balance to be replaced by the actual cash balance at December 31, 2008.

•        Adjustments to the dividends to be paid, using the dividends specified in the proposal for allocation of profit.

APPENDIX II

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2008

MADE BY THE BOARD OF DIRECTORS TO THE
ORDINARY GENERAL MEETING OF STOCKHOLDERSTO BE HELD BY APRIL 30, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG:
CALCULATION OF PROPOSED DIVIDENDS

Calculation of the minimum dividends for the preferred shares under the Bylaws

December 31, 2008
R$ ‘000
Nominal value of the preferred shares	1,396,891
Percentage applicable to the above	10.00%
Value of dividends by the first payment criterion	139,689

Stockholders’ equity	9,351,634
Percentage of Stockholders’ equity represented by the preferred shares (net of shares held in Treasury)	56,27%
Portion of Stockholders’ equity represented by the preferred shares	5,262,164
Percentage applicable to the above	3.00%
Value of dividends under the second payment criterion	157,865

Minimum dividend for the preferred shares under the Bylaws	157,865

Obligatory dividend
Net profit for the year	1,887,037
Obligatory dividend — 50.00% of net profit	943,518
Net dividends proposed:	943,518
Total dividend for the preferred shares	531,301
Total dividend for the common shares	412,217
Dividend per share - R$
Minimum dividend for the preferred shares under the Bylaws	0.57
Obligatory dividend	1.90
Dividend proposed	1.90

“OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais — Cemig, undersigned, in performance of their functions under the law and under the Bylaws, have examined the proposals made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held concurrently on April 29, 2009, as follows:

I)                Allocation of the net profit for the year 2008, in the amount of R$ 1,887,035,000, and the balance in the Retained Earnings account, in the amount of R$ 17,877,000, as follows:

1)              R$ 94,352,000, being 5% of the net profit, to be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws;

2)              R$ 110,256,000 to be allocated to Retained Earnings, for use in payment of expenses, taxes and service of debt, according to the Cash Budget approved at the meeting of the Board of Directors held on December 16, 2008;

3)              R$ 943,518,000 to be allocated as obligatory dividends to the Company’s stockholders, in accordance with sub-clause “b” of the Sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation;

4)              R$ 82,785,000 to be allocated for injection of capital into Companhia de Gás de Minas Gerais - Gasmig, as per Board Spending Decision (CRCA) 033/2008, of May 14, 2008;

5)              R$ 6,000,000 to be allocated for injection of capital into Axxiom Soluções Tecnológicas S.A, in accordance with CRCA 058/2007, of June 27, 2007;

6)              R$ 20,626,000 to be allocated to injection of capital into Companhia de Transmissão Centroeste de Minas;

— R$ 647,375,000 to be held in Stockholders’ equity in the Reserve under the Bylaws account provided for by Sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the Bylaws.

— the payments of dividends to be made in two installments, by June 30 and December 30, 2009, and these dates may be brought forward, in accordance with the availability of cash and by decision of the Executive Board.

II)            Authorization, verification and approval of the increase of the Registered Capital from R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand five hundred and sixty five Reais) to R$ 3,101,884,460.00 (three billion, one hundred and one million, eight hundred and eighty four thousand, four hundred and sixty Reais), with issuance of 124,075,379 (one hundred and twenty four million, seventy five thousand three hundred and seventy nine) new shares, of which 54,230,849 (fifty four million two hundred and thirty thousand eight hundred and forty nine) are to be nominal common shares each with par value of R$ 5.00 (five Reais) and 69,844,530 (sixty nine million eight hundred and forty four thousand five hundred and thirty) are to be nominal preferred shares each with par value of R$ 5.00 (five Reais), upon capitalization of R$ 620,376,895.00 (six hundred and twenty million three hundred and seventy six thousand eight hundred and ninety five Reais) of which the amount of R$ 606,454,665.00 (six hundred and six million, four hundred and fifty four thousand six hundred and sixty five Reais) is to come from part of the Retained Earnings Reserve, and the amount of R$ 13,922,230,00 (thirteen million, nine hundred and twenty two thousand two hundred and thirty Reais) is to come from incorporation of the portions paid as principal, adjusted up to December 31, 2005, under Clause 5 of the Contract for Assignment of the Outstanding Balance Receivable on the Results Compensation (CRC) Account, a stock dividend being distributed to the stockholders, as a consequence, of 25.000000151%, in new shares of the same type as those held and with nominal value of R$ 5.00;

— the difference between the amount capitalized and the amount corresponding to the payments made by the State of Minas Gerais in relation to installments Numbers 9 and 10 of amortization of the principal of the said Contract for Assignment of Credit, that is to say, R$ 2.80 (two Reais and eighty centavos) to be held in the balance for future incorporations, since the minimum value of incorporation is the nominal value of one share.

2                  Consequent redrafting of the Head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4                     The company’s capital is R$ 3,101,884,460.00 (three billion, one hundred and one million, eight hundred and eighty four thousand, four hundred and sixty Reais), represented by:

a)              271,154.243 (two hundred and seventy one million, one hundred and fifty four thousand, two hundred and forty three) nominal common shares each with par value of R$ 5.00;

b)             349,222,649 (three hundred and forty nine million two hundred and twenty two thousand six hundred and forty nine) nominal preferred shares each with par value of R$ 5.00;”

III            Authorization for the Executive Board to take the following measures in relation to the stock dividend:

to issue a stock dividend of 25.000000151%, in new shares, of the same type as those held and with par value of R$ 5.00, to holders of the shares making up the capital of R$ 2,481,507,565.00 (two billion four hundred and eighty one million five hundred and seven thousand five hundred and sixty five Reais), whose names are on the company’s Nominal Share Registry on the date of the General Meetings of Stockholders that decide on this present proposal; to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

to pay to the stockholders, proportionately, the result of the sum of the remaining fractions together with the first installment of the dividends for the year 2008.

After carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 18, 2009,

(Signed by:)                               Aristóteles Luiz Menezes Vasconcellos Drummond, Luiz Guaritá Neto, Benedito José Ferreira, Luiz Otávio Nunes West, Aliomar Silva Lima.”

The Chairman then put to debate the proposal of the Board of Directors relating to items 2, 6, 10 and 11 of the agenda, and then submitted the said proposal to the vote, it being approved by majority.

Continuing with the agenda, the Chairman informed the meeting that the period of office of the members of the Board of Directors ended on today’s date, and that a new election should thus be held for the said Board, with a period of office of 3 (three) years, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 20012.

He stated that adoption of the Multiple Vote had been requested by the stockholder Southern Electric Brasil Participações Ltda., in accordance with a letter in the Company’s possession, and that 13,445,618 (thirteen million four hundred and forty four thousand six hundred and eighteen) votes would be necessary for the election of each member of the Board of Directors.

Finally, he explained that it will be necessary firstly and in view of Clause 12 of the Bylaws, to seek the election of the sitting member and his respective replacement put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as owners of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Fundação Forluminas de Seguridade Social (Forluz) proposed the following stockholders to be members of the Board of Directors:

Sitting Member:

Guy Maria Villela Paschoal

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;

— and as his substitute member:

Cezar Manoel de Medeiros

- Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco 279, Pampulha, CEP 31275-080, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF 006688346-68.

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating, and they were approved by majority vote.

The Chairman explained that, to complete the Board of Directors, the representative of the stockholder Southern Electric Brasil Participações Ltda. should put forward 5 members and their respective substitute members, and the representative of the Stockholder The State of Minas Gerais should put forward 8 members and their respective substitute members.

Asking for the floor, the representative of Stockholder Southern Electric Brasil Participações Ltda. put forward the following stockholders as members of the Board of Directors:

Sitting members:

Britaldo Pedrosa Soares

- Brazilian, married, engineer, resident and domiciled at São Paulo, São Paulo State, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of Identity Card MG-228266, issued by the Public Safety Department of the State of Minas Gerais, and CPF 360634796-00;

Evandro Veiga Negrão de Lima

- Brazilian, married, entrepreneur, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000761126-91;

Roberto Pinto Ferreira Mameri Abdenur

- Brazilian, married, company consultant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card nº MRE-1863, issued by the Foreign Relations Ministry, and CPF nº075072914-72;

André Araújo Filho

- Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, at Rua Macau 287, Ibirapuera, CEP 04032-020, bearer of Identity Card 22529, issued by the Brazilian Bar Association, São Paulo Section, and CPF 044637908-59; and

Thomas Anthony Tribone

- citizen of the USA, married, engineer, resident and domiciled at 3657 North Rockingham Street, Arlington, Virginia 22213, USA, bearer of US Passport Nº. 017246918, issued by the US government, and CPF 748807561-72;

— and as their substitute members, respectively:

Jeffery Atwood Safford

- American citizen, divorced, accountant, resident and domiciled in São Paulo, São Paulo State, at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the State of São Paulo, and CPF 229902218-08;

Maria Amália Delfim de Melo Coutrim

- Brazilian, married, economist, resident and domiciled at Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 582, 12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by Corecon of Rio de Janeiro State, and CPF 654298507-72;

Clarice Silva Assis

- Brazilian, married, economist, resident and domiciled in São Paulo, São Paulo State, at Rua Jacques Felix 226/111, Vila Nova Conceição, CEP 04509-000, bearer of Identity Card nº 09306216-4, issued by Detran of Rio de Janeiro State, and CPF nº 006682947-01;

Andréa Leandro Silva

- Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State, at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04; and

José Castelo Branco da Cruz

- Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Paulo Areal 182, Tijuca, CEP 22793-245, bearer of Identity Card 46664, issued by the Brazilian Bar Association, Rio de Janeiro Section, and CPF 198674503-10.

The representative of the stockholder The State of Minas Gerais then asked for the floor and proposed the following stockholders as members of the Board of Directors:

Sitting members:

Sérgio Alair Barroso

- Brazilian, married, economist, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Bernardo Guimarães 1581/1005, Lourdes, CEP 30140-082, bearer of Identity Card nº 8100986-0, issued by the Public Safety Dept of São Paulo State, and CPF nº 609555898-00;

Djalma Bastos de Morais

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry, and CPF 006633526-49;

Alexandre Heringer Lisboa

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais at Rua Doutor Lucídio Avelar 100/602, Estoril, CEP 30455-790, bearer of Identity Card M-510577, issued by the Public Safety Department of the State of Minas Gerais;

Antônio Adriano Silva

- Brazilian, married, company manager, resident and domiciled at Brasília, Federal District at SHS, Quadra 01, Bloco A, Apt. 523, Asa Sul, CEP 70322-900, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Eduardo Lery Vieira

- Brazilian, legally separated, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Aripuanã 80/302, Estoril, CEP 30455-830, bearer of Identity Card M-975155, issued by the Public Safety Department of the State of Minas Gerais, and CPF 079802996-04.

Francelino Pereira dos Santos

- Brazilian, married, lawyer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes

- Brazilian, married, architect, resident and domiciled at Rio de Janeiro-RJ, at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, Bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56; and

João Camilo Penna

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000976836-04;

— and as their respective substitute members respectively:

Paulo Sérgio Machado Ribeiro

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

- Brazilian, married, company manager, resident and domiciled at Belo Horizonte-MG, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the State of Minas Gerais, and CPF 603695316-04;

Franklin Moreira Gonçalves

- Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

Kleber Antonio de Campos

- Brazilian, married, economist, resident and domiciled in Belo Horizonte, mg at Rua Califórnia 1000/1201, Sion, CEP 30315-500, bearer of Identity Card M-369246, issued by the Public Safety Department of the State of Minas Gerais, and CPF 137244286-34;

Luiz Antônio Athayde	- Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, Minas

Vasconcelos	Gerais, at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the State of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apto. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49; and

Guilherme Horta Gonçalves Júnior

- Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte, Minas Gerais, at Av. Olegário Maciel 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34.

The nominations by the stockholder Southern Electric Brasil Participações Ltda. and the representative of the stockholder The State of Minas Gerais were put to the vote and approved by majority of votes. The representative of the stockholder Southern Electric Brasil Participações Ltda. voted for the board members that he had proposed, and the representative of the stockholder State of Minas Gerais voted for those members that he had proposed.

The Board Members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chairman stated that the period of office of the members of the Audit Board ended on today’s date, and that a new election should thus be held for the said Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 20012.

The Chairman said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders.

The Chairman thus put to debate the election of the sitting and substitute members of the Audit Board.

Asking for the floor, as holders of preferred shares, the stockholders represented by Mrs. Thaís Athayde de Moraes put forward the following candidates for election to the Audit Board:

Sitting Member:

Ana Lucia de Paiva Lorena Freitas

- Brazilian, married, engineer, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Avenida Epitácio Pessoa 4446/1101, Block 1, Lagoa, CEP 22471-003, bearer of identity Card 06713819-8, issued by the Felix Pacheco Institute, and CPF nº 051490757-60;

— and as her substitute member:

Rodrigo Magela Pereira

- Brazilian, legally separated, economist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Avenida Lineu de Paula Machado 1000/301, Block 1, Lagoa, CEP 22470-040, bearer of Identity Card 10052944-5, issued by the Felix Pacheco Institute, and CPF 027954677-71.

Asking for the floor, as holders of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Fundação Forluminas de Seguridade Social (Forluz) proposed the following stockholders to be members of the Audit Board:

sitting Member:

Vicente de Paulo Barros Pegoraro

- Brazilian, married, retired, resident and domiciled in Brasília, Federal District, at SHIS QI 15, Conjunto 12, Casa 6, Lago Sul, CEP 71635-320, bearer of Identity Card 449419, issued by the Public Safety Department of the Federal District, and CPF 004826419-91;

— and as his substitute member:

Newton de Moura

- Brazilian, married, bank employee of the Federal Savings Bank, resident and domiciled in Divinópolis, Minas Gerais, at Avenida Sete de Setembro 1064/701, Centro, CEP 35500-011, Bearer of Identity Card M-358258, issued by the Public Safety Department of Minas Gerais State, and CPF 010559846-15.

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently to votes — separately, with only holders of preferred shares participating. The nominations by the stockholders Previ and Forluz were approved by majority vote.

Asking for the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda., for the minority of holders of shares carrying voting rights, proposed as member of the Audit Board:

Luiz Otávio Nunes West

- Brazilian, married, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accounting Council of Bahia, and CPF nº 146745485-00; and

— and as his substitute member,

Leonardo Guimarães Pinto

- Brazilian, single, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Haddock Lobo 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF nº 082887307-01.

The above nominations were put to debate and then to the vote — separately — and were approved by majority.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for members of the Audit Board:

Sitting members:

Aristóteles Luiz Menezes Vasconcellos Drummond

- Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF nº 026939257-20;

Luiz Guaritá Neto

- Brazilian, married, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF nº 289118816-00;

Thales de Souza Ramos Filho

- Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF nº 003734436-68;

— and as their respective substitute members:

Marcus Eolo de Lamounier Bicalho

- Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF nº 001909696-87;

Ari Barcelos da Silva

- Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF nº 006124137-72; and

Aliomar Silva Lima

- Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF nº 131654456-72.

The nominations of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved by majority.

The Members of the Audit Board elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the agenda, the Chairman put to debate the remuneration of the Managers of the Company and the Members of the Company’s Audit Board. Asking for the floor, the representative of the Stockholder The State of Minas Gerais asked the Chairman to put the following proposal before the stockholders for consideration:

1                  To allocate, considering that the company now has nine Chief Officer’s Departments, the Annual Global Allocation for Remuneration of the Management and the Members of the Audit Board, consisting of the Board of Directors, the Executive Board and the Audit Board, in the amount of up to R$ 7,000,000 (seven million Reais), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan in force for the employees of the Company, the present amounts earned by the Managers in monthly remuneration, paid leave, bonuses and other benefits of any type remaining unchanged.

2                  To establish that the monthly remuneration of each one of the members of the Board of Directors — excluding those sitting and substitute Members who exercise the position of Chief Officers, and subject to the condition relating to the payment of jeton mentioned in Item 3 below — should be equivalent to 20% (twenty per cent) of that earned, on average, by a Chief Officer of the Company.

3                  To establish that the sitting members of the Board of Directors should receive 50% (fifty per cent) of the monthly remuneration stipulated, the rest being divided into jetons paid to the sitting Member or to the substitute member who replaces that Member during meetings. In the event of there being more than one meeting in the month, the jeton will be divided proportionately over the number of meetings held, and received by the sitting Member or by the substitute Member who replaces that Member; in the event of there not being a meeting in the month, the sitting Member shall receive the total amount of the monthly remuneration; in the event of there being a meeting in the month and neither the sitting Member nor his or her substitute Member attending, the portion relating to the jeton shall not be payable, and the sitting Member shall receive the fixed portion.

4                  To establish that sitting and substitute Members of the Board of Directors or the Audit Board who are resident in other municipalities than that of the head office of the Company shall be reimbursed expenses of travel and accommodation necessary for their attendance at the meetings or carrying out their functions, and that they shall also receive, as cost support, the equivalent of, approximately, 10% (ten per cent) of the total monthly remuneration of the Member, for each meeting they attend.

5                  To establish that the compensation of the Executive Board shall be paid on the same dates as the remuneration of the Company’s employees.

6                  To establish that the monthly remuneration of each sitting member of the Audit Board shall be equivalent to 10% (ten per cent) of that earned, on average, by a Chief Officer of the Company, excluding the benefits in accordance with the law.

7                  To establish remuneration equivalent to that referred to in Item 2 above, for the substitute Members of the Board of Directors who sit on the Board of Directors’ Support Committee — excluding those Members who exercise the position of Chief Officers and obeying the criteria mentioned in Item 3 above.

The proposal by the representative of the stockholder The State of Minas Gerais was put to the vote and approved. The representative of Previ (the Banco do Brasil Pension Fund), and the stockholders represented by Mrs. Thaís Athayde de Moraes, abstained from voting, as a result of the Company not making available the necessary data for prior examination of the matter.

The Chairman then stated that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, and CVM Instruction 232 of February 10, 1995, will be made not only in the publication Minas Gerais, the official publication of the Powers of the State, but also in the newspapers O Tempo and Valor Econômico, without prejudice to possible publication in other newspapers; and that, since the selection of the newspapers O Tempo and Valor Econômico arises from the result of Electronic Auction 500-H90565, legal appeals may be presented to the Company within a period of five business days, which could alter the said result of the tender process. In this event, Cemig will publish a Notice to Stockholders stating the new newspapers for the publication specified in the above-mentioned Law.

The meeting being opened to the floor, the representative of the stockholder The State of Minas Gerais took the floor and congratulated the Management and the employees of the Company for their efficiency in carrying out the work of the Company and its performance in the results of the last business year, pointing out that, even in this period of world economic and financial crisis, Cemig had obtained an exemplary result.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, declared the meeting closed.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

6.	Market Announcement regarding Voluntary Dismissal Program, Companhia Energética de Minas Gerais – CEMIG, May 8, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of New York, Madrid and São Paulo, in accordance with its commitment to implement best corporate governance practices, hereby informs the public that a specific, non-permanent Voluntary Dismissal Program (“PDV”), proposed in April of this year, has been approved by the Board of Directors and offered to the group’s employees.

This new program aims to increase the number of employees eligible for voluntary resignation, in comparison to the permanent Voluntary Resignation Program (PPD) – which is already in place and remains in operation.

Cemig expects this initiative to result in increasing levels of annual savings, rising to more than R$ 100 million/year after 2010, representing an internal rate of return of more than 20%.

This non-permanent Voluntary Dismissal Program is part of Cemig’s Operational Efficiency Project, which seeks to optimize the company’s processes, adding value for shareholders through reduction of costs and increased indices of productivity.

Belo Horizonte, May 8, 2009

Marco Antonio Rodrigues da Cunha

Acting Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025